AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 2011

REGISTRATION STATEMENT NO. 333-163803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
(Amendment No. 6)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VLOV, INC.

(Exact name of registrant as specified in its charter)

Nevada

 (State or other jurisdiction of incorporation or organization)

2300

 (Primary Standard Industrial Classification Code Number)

20-8658254

 (I.R.S. Employer Identification Number)

 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People’s Republic of China
(86592) 2345999

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qingqing Wu, Chief Executive Officer
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People’s Republic of China
(86592) 2345999

COPY TO:
Kevin K. Leung, Esq.
Francis Chen, Esq.
LKP Global Law, LLP
1901 Avenue of the Stars, Suite 480
Los Angeles, CA 90067
(424) 239-1890

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

FROM TIME TO TIME AFTER THE
EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

 (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Per Share Offering Price		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.00001 par value per share (including those issuable upon conversion of series A convertible preferred stock)	3,406,514	$1.46	(2)	$4,973,510.44	$577.42

Common stock, $0.00001 par value per share (issuable upon exercise of common stock purchase warrants)	1,716,877	$3.43	(3)	$5,888,888.11	$683.70

Total	5,123,391				$1,261.12	(4)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices of the common stock of the Registrant as reported on the Over-the-Counter Bulletin Board on March 15, 2011.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(g) under the Securities Act.

(4)	$1,754.53 has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no offer to buy these securities is being solicited in any state where the offer or sale is not permitted.

Prospectus

VLOV, INC.

5,123,391 shares of Common Stock

This prospectus covers the resale by selling security holders named on page 14 of up to 5,123,391 shares of our common stock, $0.00001 par value per share, which includes:

•
1,489,656 shares of common stock underlying 1,489,656 outstanding shares of series A convertible preferred stock issued in conjunction with our financing completed on November 17, 2009 (the “Preferred Shares Financing”);

•	1,080,574 shares of common stock converted from 1,080,574 shares of series A convertible preferred stock issued in conjunction the Preferred Shares Financing;

•
653,534 shares of common stock issued in conjunction with our financing completed on December 1, 2009 (the “Common Shares Financing,” and with the Preferred Shares Financing collectively as the “Financings”);

•	1,716,877 shares of common stock underlying the common stock purchase warrants issued in conjunction with the Financings;

•	8,250 shares of common stock from exercise of common stock purchase warrants to purchase 8,250 shares of common stock; and

•	174,500 shares of common stock issued in connection with a bridge financing related to our share exchange transaction with Peng Xiang Peng Fei Investments, Limited in February 2009.

This offering is not being underwritten. These securities will be offered for sale from time to time by the selling security holders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the common stock by the selling security holders.

The prices at which the selling security holders may sell the shares of common stock that are part of this offering will be determined by the prevailing market price for the shares at the time the shares are sold, a price related to the prevailing market price, at negotiated prices or prices determined, from time to time by the selling security holders. See "Plan of Distribution."

Our securities are not listed on any national securities exchange. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “VLOV.” The last reported per share price for our common stock was $1.45 as quoted on the OTC Bulletin Board on March 15, 2011.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________________, 2011

No offers to sell are made, nor are offers sought, to buy these securities in any jurisdiction where the offer or sale is not permitted. The reader should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations, and prospectus may have changed since that date.

TABLE OF CONTENTS

i

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

References to “we,” “our,” “us,” the “Company,” or “VLOV” refer to VLOV, Inc. and its subsidiaries and affiliated companies.

Our Business

We are an apparel producer in the People’s Republic of China (“PRC” or “China”) that currently designs, develops and manufactures casual apparel and clothing products 15-34 years old, middle-class Chinese male consumer s under the brand name “V·LOV”, which we sell to our distributors for retail sales at points of sales (“POS”) that the distributors own and operate, either directly or through third-party retail operators.  Our distributors’ POS sell our products exclusively, and there were 526 VLOV POS in second and third-tier cities throughout northern, central and southern China as of November 3, 2010.

Corporate Structure

All of our business operations are carried out by our variable interest entity (“VIE”), Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which we control through contractual arrangements between Yinglin Jinduren and Dong Rong Capital Investment Limited, formerly known as Korea Jinduren (International) Dress Limited (“HK Dong Rong”), a Hong Kong company wholly-owned by Peng Xiang Peng Fei Investments, Limited (“PXPF”), a British Virgin Islands company and our wholly-owned subsidiary.  Through these contractual arrangements, we have the ability to substantially influence Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives, approve all matters requiring shareholder approval and receive, to the extent that Yinglin Jinduren has net income, all such net income on a quarterly basis.  To ensure Yinglin Jinduren’s performance of its contractual obligations in the course of its business operations, we have the right, but not the obligation, to provide guarantee of such performance.  As a result of these contractual arrangements, which enable us to control Yinglin Jinduren, we are considered the primary beneficiary of Yinglin Jinduren. Accordingly, we consolidate Yinglin Jinduren’s results, assets and liabilities in our financial statements.  Other than our interests in the contractual arrangements and the exercise of our rights thereunder, neither we nor PXPF and HK Dong Rong own any equity interests in Yinglin Jinduren or carry out any other activities.

Mr. Qingqing Wu, our chief executive officer and majority stockholder, is also the majority owner of Yinglin Jinduren, with his brother Mr. Zhifan Wu, who previously served on our board of directors, as the minority owner. As such, we believe that our interests are aligned with those of Yinglin Jinduren and its owners.  However, we cannot give assurance that such interests will always be aligned, and as our control of Yinglin Jinduren is contractually based, we cannot give assurance that we can effectively control Yinglin Jinduren if and when such interests are no longer aligned.  Please see “ Our contractual arrangements with Yinglin Jinduren and its owners as well as our ability to enforce our rights thereunder may not be as effective in providing control over Yinglin Jinduren as direct ownership ” and “Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse ” in the “Risk Factors” section beginning on page 3 of this prospectus.

In November 2009, HK Dong Rong established a wholly-owned subsidiary, Dong Rong (China) Co., Ltd. (“China Dong Rong”), in the PRC. It is our present intention and that of the equity owners of Yinglin Jinduren to transfer the business operations currently conducted by Yinglin Jinduren to China Dong Rong by the second quarter of 2011.  Such transfer will provide us with greater control over our operating assets, which we currently control through our contractual arrangements with Yinglin Jinduren and its owners.  The Company is still in the process of working on this planned transfer, which includes transferring sales contracts with Yinglin Jinduren’s current clients to China Dong Rong, transferring Yinglin Jinduren’s assets to China Dong Rong and obtaining the necessary approvals from the PRC authorities for such transfer, and thus the transfer has not been completed as of the date of this prospectus. The Company is also in the early stage of evaluating its options related to the sale of Yinglin Jinduren’s manufacturing-related assets as the Company now outsources its product manufacturing but no definitive plans have been established and approved for such sale.  The Company intends to exit from the contractual arrangements with Yinglin Jinduren after completion of the planned transfer and sale of Yinglin Jinduren’s manufacturing-related assets.  Additional information regarding this planned transfer, the sale of the manufacturing-related assets and their potential effects on our business if and when completed can be found under the heading “ Planned Transfer to China Dong Rong ” on page 34 of this prospectus.

Financing Transaction – Preferred Shares Financing

In November 2009, we completed a financing transaction with 57 accredited investors by issuing an aggregate of 2,796,721 shares of our series A convertible preferred stock, par value $0.00001 per share (the “Preferred Shares”) for aggregate purchase price of approximately $8.00 million, and issued to them warrants (the “Warrants”) to purchase up to 1,398,360 shares of common stock, par value $0.00001 per share, for no additional consideration.  There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million, and the second on November 17, 2009, for gross proceeds of approximately $3.86 million.  The transaction was pursuant to a securities purchase agreement that we entered into with these selling security holders.  Each Preferred Share is convertible into one share of common stock at $2.86 per share (subject to certain adjustments) at any time at its holder’s option, and will automatically convert upon the listing of our common stock on either the Nasdaq Capital Market or NYSE Amex Equities.  Each Warrant entitles its holder to purchase a share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years.  We are also entitled to call the Warrants for cancellation if the volume-weighted average price of our common stock for 20 consecutive days exceeds 200% of the then applicable exercise price.  A description of the adjustments to the conversion price of the Preferred Shares and the exercise price of the Warrants is included in the section of this prospectus entitled “Description of Securities.”

Financing Transaction – Common Shares Financing

On December 1, 2009, we entered into a securities purchase agreement with 17 accredited investors, pursuant to which we sold and issued to them 653,534 shares of our common stock (the “Common Shares”) for aggregate purchase price of approximately $1.87 million, and issued to them Warrants to purchase up to 326,767 shares of common stock, for no additional consideration.  Except for their issuance date, the Warrants issued in this transaction have terms that are identical to those Warrants issued in the Preferred Shares transaction described above.

Financial Results

Our consolidated financial statements for the years ended December 31, 2009 and 2008 are included in this prospectus.  For 2009 and 2008, we had approximately $64.34 million and $51.87 million in sales, respectively, and approximately $10.44 million and $9.19 million in net income, respectively.

We have also included our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2010 and 2009.  For the three months ended September 30, 2010 and 2009, we had approximately $13.06 million and $13.88 million in sales, respectively, and approximately $3.43 million and $2.74 million in net income, respectively. For the nine months ended September 30, 2010 and 2009, we had approximately $49.1 million and $45.82 million in sales, respectively, and approximately $8.98 million and $8.82 million in net income, respectively.

See “Index to Consolidated Financial Statements” on page F-1.

Risks Affecting Our Business

We are subject to a number of risks, which the reader should be aware of before deciding to purchase the securities in this offering. These risks are discussed in the summary below and in the section titled “Risk Factors” beginning on page 3 of this prospectus.

Summary of Risk Factors

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to growth and strategies, future operating and financial results, financial expectations and current business indicators are based upon current information and expectations and are subject to change based on factors beyond our control. Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “will,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to:

•	our ability to timely and accurately complete orders for our products;

•	our dependence on a limited number of major customers;

•	our ability to expand and grow our distribution channels;

•	general economic conditions which affect consumer demand for our products;

•	the effect of terrorist acts, or the threat thereof, on consumer confidence and spending;

•	acceptance in the marketplace of our new products and changes in consumer preferences;

•	foreign currency exchange rate fluctuations;

•	our ability to identify and successfully execute cost control initiatives; and

•	other risks outlined above and in our other public filings.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update this forward-looking information.

While our management fully intends to make concerted efforts to manage these risks, we cannot provide assurances that we will be able to do so successfully.  See “Risk Factors” beginning on page 3 of this prospectus.

The Offering

We are registering 5,123,391 shares of our common stock for sale by the selling security holders identified in the section of this prospectus entitled “Selling Security Holders.”  As required by the securities purchase agreements that we executed as part of the Preferred Shares Financing and Common Shares Financing (more fully described under the section titled “Business” below), we are registering for resale the following: (i) 3,232,014 shares of common stock (including 1,489,656 shares of common stock underlying 1,489,656 outstanding Preferred Shares, 1,080,574 shares of common stock converted from 1,080,574 Preferred Shares and 8,250 shares of common stock from exercise of Warrants to purchase 8,250 shares of common stock), and (ii) 1,716,877 shares of common stock underlying outstanding Warrants. Additionally, as required by the bridge loan and financing agreement that HK Dong Rong entered into in connection with a bridge financing related to the share exchange transaction between PXPF and us, we are registering 174,500 shares of common stock issued to investors of the bridge financing.  Information regarding our common stock is included in the section of this prospectus entitled “Description of Securities.”

The shares of common stock offered under this prospectus may be sold by the selling security holders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  Information regarding the times and manner in which the shares of common stock offered under this prospectus may be offered and sold is provided in the sections of this prospectus entitled “Plan of Distribution.”   We will not receive any of the proceeds from those sales. The registration of the shares of common stock offered under this prospectus does not necessarily mean that any of these shares will ultimately be offered or sold by the selling security holders.

General Information

Our principal executive offices are located at 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124, Hubin Bei Road, Siming District, Xiamen, Fujian Province, China, and our telephone number is (86592) 2345999.

RISK FACTORS

The reader should carefully consider the risks described below together with all of the other information included in this prospectus. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements.  If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed.  In that case, the trading price of our common stock could decline, and an investor in our securities may lose all or part of their investment.

Risks Relating to Our Industry

Our sales are influenced by general economic cycles. A prolonged period of depressed consumer spending would have a material adverse effect on our profitability.

Apparel is a cyclical industry that is dependent upon the overall level of consumer spending.  The global economy is currently experiencing a downturn.  Purchases of trendy apparel and accessories tend to decline in periods of uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, and disposable income decline.  Many factors affect the level of consumer spending in the apparel industries, including, among others: prevailing economic conditions, levels of employment, salaries and wage rates, energy costs, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions.  During periods of economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, maintain sales levels at our existing POS, or maintain or improve our margins from operations as a percentage of net sales.  Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders.  A prolonged period of depressed consumer spending would have a material adverse effect on our profitability.

We compete with companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in the apparel industry from other established companies both in China and other countries.  A number of our competitors may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do.  Their greater capabilities in these areas may enable them to better withstand periodic downturns in the apparel industry, compete more effectively on the basis of price and production, better adapt to changes in consumer preferences or retail requirements, devote greater resources to the marketing and sale of their products, and more quickly develop new products.  In addition, new companies may enter the markets in which we compete, further increasing competition in the industry.  As a result, we may not be able to compete successfully with them if we cannot continue enhancing our marketing and management strategies, quality and value or responding appropriately to consumers needs.

We believe that our ability to compete successfully depends on a number of factors, including the style and quality of our products and the strength of our brand name, as well as many factors beyond our control.  We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our common stock.

The worldwide apparel industry is subject to ongoing pricing pressure.

The apparel market is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, ongoing emergence of new competitors with widely varying strategies and resources, and an increasing focus on apparel in the mass merchant channel of distribution.  These factors contribute to ongoing pricing pressure throughout the supply chain.  This pressure has and may continue to:

•	require us to reduce wholesale prices on existing products;

•	result in reduced gross margins across our product lines; and

•	increase pressure on us to further reduce our production costs and our operating expenses.

Any of these factors could adversely affect our business and financial condition.

Fluctuation in the price, availability and quality of raw materials could increase our cost of goods and decrease our profitability.

We outsource all of our manufacturing needs to, and purchase finished goods from, O.E.M. manufacturers, who supply their own raw materials. For our own production, we purchase raw materials directly from local fabric and accessory suppliers.  We may also import specialty fabrics to meet specific customer requirements.  The prices we charge for our products are dependent in part on the market price for raw materials used to produce them.  The price, availability and quality of the raw materials for our products may fluctuate substantially, depending on a variety of factors, including demand, supply conditions, transportation costs, government regulation, economic climates and other unpredictable factors.  Any raw material price increases could increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers.

For the nine months ended September 30, 2010, two suppliers accounted for 10.73% and 10.13%, respectively, of our total purchases of finished products and raw materials (for our own production).  For the nine months ended September 30, 2009, two suppliers accounted for 10.64% and 13.12%, respectively, of our total purchases.  We do not have any long-term written agreements with any of our suppliers and do not anticipate entering into any such agreements in the near future.  We do not believe that the loss of any of these suppliers would have a material adverse effect on our ability to obtain finished goods or raw materials essential to our business because we believe we can locate other suppliers in a timely manner.

Our continued operations depend on current fashion trends.  If our designs and products do not continue to be fashionable, our business could be adversely affected.

Our success depends in large part on our ability to develop, market and deliver innovative and stylish products that are consistent and build on our brand and image at a pace and intensity competitive with our competition.  The novelty and the design of our VLOV apparel are critical to our success and competitive position, and the inability to continue to develop and offer unique products to our customers could harm our business.  We cannot be certain that trendy apparel and related accessories will continue to be fashionable.  Should the trend steer away from apparel and related accessories such as ours, our sales could decrease and our business could be adversely affected.  In addition, our future designs and plans to expand our product offerings may not be successful, and any unsuccessful designs or product offerings could adversely affect our business.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

Our success to date has been due in large part to the growth of our brand image.  If we are unable to timely and appropriately respond to changing consumer demand, our brand name and brand image may be impaired.  Even if we react appropriately to changes in consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular.  In the past, many apparel companies have experienced periods of rapid growth in revenues and earnings followed by periods of declining sales and losses.  Our business may be similarly affected in the future.

Risks Relating to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Yinglin Jinduren commenced business in 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the apparel industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our market position;

•	attract additional customers and increase spending per customer;

•	respond to competitive market conditions;

•	increase awareness of our brand and continue to develop customer loyalty;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our net sales from $4.74 million in 2004 to $64.34 million in 2009.  We anticipate that our future growth rate will depend upon various factors, including the strength of our brand image, the market success of our current and future products, the success or our growth strategies, competitive conditions and our ability to manage our future growth.  Future growth may place a significant strain on our management and operations.  As we continue to grow in our operations, our operational, administrative, financial and legal procedures and controls will need to be expanded.  As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our future operating results could be adversely affected.

Our business could be harmed if we fail to maintain proper inventory levels.

We place orders with our O.E.M. manufacturers for most of our products when we receive all of our customers’ orders.  We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery.  We also maintain an inventory of certain products that we anticipate will be in greater demand.  However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory.  Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition.  Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages.  Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

We rely on our distributors to operate our retail network.

Our distributors operate, directly or indirectly via third parties, the V·LOV POS.  We do not own or operate any V·LOV POS ourselves. We depend on our distributors’ regional retail experience and economies of scale.  We may not be able to expand the geographical coverage of our existing distributors, or be able to engage new distributors who have strong network and retail experience, which may substantially impair our sales targets.  We rely on our distributors in the management and expansion of the V·LOV retail sales network.  Even though we provide retail policies and guidelines, training, advertising and marketing support, our distributors might not carry out our visions and satisfy the needs of our business.  Our sales to distributors also may not correlate directly to the demand for our products by end customers.  If our distributors mismanage and do not effectively expand our retail network, our business and our reputation can be adversely affected.

We rely on outsourcing for a majority of our manufacturing needs.  Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source a majority of our products from independent O.E.M. manufacturers who supply their own raw materials.  As a result, we must locate and secure production capacity.  We depend on these manufacturers to maintain adequate financial resources, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we do not have material long-term contracts with any of our O.E.M. manufacturers, who generally may unilaterally terminate their relationship with us at any time.

Our dependence on O.E.M. manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality.  A manufacturer's failure to timely deliver products or to meet our quality standards could cause us to miss the delivery date requirements of our distributors. In addition, any interference with our or our distributors’ ability to receive delivery from those manufacturers, such as conditions at ports or issues that otherwise affect transportation and warehousing providers, could cause delayed delivery of products.  Additionally, if we experience a significant increase in demand, or if we need to replace any of the manufacturers that we currently use, we may have to expand our third-party manufacturing capacity.  We cannot be assured that this capacity will be available to us, or that if available it will be available on terms that are acceptable to us.  Failing to make timely deliveries may cause our distributors to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales and margins.

Our success depends on the continued protection of our trademark and other proprietary intellectual property rights.

Our trademark and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business.  We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights in China.  Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation or counterfeiting of our products by others or to prevent others from seeking to block sales of our products.  Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant damage to our brand names and our ability to effectively represent ourselves to our customers.

Our business could suffer from the financial instability of our distributors.

We do not engage in any retail sales.  Instead, we sell our products to our distributors who, in turn, sell them at the POS that they operate.  As a result, financial difficulties of our distributors could result in their reduced purchases from us, which in turn could detrimentally affect our revenues.  We sell to certain distributors on open account with 60 to 90 day payment terms, but these arrangements are not always possible.  We presently have 12 distributors, all of which we have had a business relationship for more than one year.  The Company performs individual evaluation of each distributor who request credit terms.  Such evaluation focuses on the distributor’s payment history and ability, and takes into account such distributor’s specific operational history, background and other relevant information as well as the economic and market environment in which the distributor operates.  Thus, we have historically avoided credit exposure due to the financial instability of our distributors; however, while management believes that we will continue to be able to do so, there is no assurance that we will always be able to do so.

The loss of our chief executive officer or other key management personnel would have an adverse impact on our future development and could impair our ability to succeed.

Our performance is substantially dependent upon the expertise of our chief executive officer, Mr. Qingqing Wu, and other key management personnel.   Mr. Wu spends all of his working time on our Company's business, including as our Chief Designer, a role previously occupied by Mr. Fengfei Zeng.  It may be difficult to find qualified individuals to replace Mr. Wu or other key management personnel if we were to lose any one or more of them.  The loss of Mr. Wu or any of our key management personnel could have a material adverse effect on our business, development, financial condition, and operating results.  Furthermore, most members of our design team are not currently under contract.

Our quarterly revenues and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for denim and related apparel, and accessories delivery date delays, timing of new POS openings.

Our quarterly revenues and operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control.  For example, sales of our products have historically been somewhat seasonal in nature with the strongest sales generally occurring during the Chinese New Year holiday in early spring, Labor Day holiday in early May, summer months, and National Day holiday in early October.  Delays in scheduling or delivery of products by our distributors could negatively impact our net sales and results of operations for any given quarter.  The timing of new POS openings by our distributors and the amount of revenue contributed by such new POS could also impact our net sales and results of operations for any given quarter.  As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year.  Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common stock.

We depend on our distributors for our sales. A significant adverse change in our relationship with a distributor or in a distributor’s performance or financial position could harm our business and financial condition.

Presently we have distribution agreements with 12 distributors.  For the year ended December 31, 2009, four of our distributors each accounted for 10% or more of our total net sales, or 54.58% of our total net sales in the aggregate.  For the nine months ended September 30, 2010, three of our distributors each accounted for 10% or more of our total net sales, or 41.55% of our total net sales in the aggregate.  A decision by a major distributor, whether motivated by competitive considerations, strategic shifts, financial requirements or difficulties, economic conditions or otherwise, to decrease its purchases from us or to change its manner of doing business with us, could adversely affect our business and financial condition.  In addition, although we have long-standing relationships, we do not have long term contracts with any of our distributors.  We identify suitable distributors and enter into distributorship agreements, generally for a term of up to 12 months, renewable on a year to year basis upon satisfying certain criteria.

We do not believe that there is any material risk of loss of any of these distributors during the next 12 months.  We believe that we could replace any of these distributors within 12 months, such that the loss of a distributor would not have a material adverse effect on our financial condition in the long term.  None of our affiliates are officers, directors, or material shareholders of any of these distributors.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to the Share Exchange.  We will incur costs associated with our public company reporting requirements.  We will incur costs associated with corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the Financial Industry Regulatory Authority (“FINRA”).  We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management.  The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements.  We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe.  Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment, when such opinion is required.  Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.  We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations, and we regularly evaluate these systems against our current and expected requirements.  Although we have no current plans to implement modifications or upgrades to our systems, we will eventually be required to make changes to legacy systems and acquiring new systems with new functionality.  We are considering additional investments in updating our current system to help us improve our internal control system and to meet compliance requirements under Section 404.  We are also continuing to develop and update our internal information systems on a timely basis to meet our business expansion needs.  Any information technology system disruptions, if not anticipated and appropriately mitigated, could have an adverse effect on our business and operations.

Business interruptions could adversely affect our business.

Our operations and the operations of our suppliers and distributors are vulnerable to interruption by fire, earthquake, hurricanes, power loss, telecommunications failure and other events beyond our control. In the event of a major natural disaster, we could experience business interruptions, destruction of facilities and loss of life. In the event that a material business interruption occurs that affects us or our suppliers or distributors, deliveries could be delayed and our business and financial results could be harmed.

We must attract more consumers within our targeted profile to our brand.

Our current products are weighted towards Chinese male consumers 15 to 34 years of age. If we are not successful in attracting consumers within our demographic profile to our brand, our results of operation and our ability to grow will be adversely affected.

Risks Related to Our Corporate Structure

We conduct our business through Yinglin Jinduren by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected. If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment, we could be subject to severe penalties. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between HK Dong Rong and Yinglin Jinduren. Although we have been advised by our PRC counsel, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with Yinglin Jinduren and its owners, as well our ability to enforce our rights thereunder) comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.  If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable.   In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements.  For example, the PRC Property Rights Law that became effective on October 1, 2007 requires companies to register security interests on equity interests granted under equity pledge agreements with the local Administration for Industry and Commerce.  However, it is unclear whether or not the Company is required to register the security interests under the Property Rights Law because HK Dong Rong entered into the equity pledge agreement with Yinglin Jinduren in 2005, prior to the October 1, 2007 enactment of the Property Rights Law.  This law does not state that it is applicable to transactions prior to its 2007 enactment date and the security interests granted under the equity pledge agreement have not been registered.  Because such registration has not been completed, there is a risk that HK Dong Rong may not be able to enforce its rights under the equity pledge agreement.  In the event Yinglin Jinduren’s equity owners, our CEO Mr. Wu and his brother Mr. Zhifan Wu (collectively the “Yinglin Jinduren Equity Owners”), fail to perform their contractual obligations under the equity pledge agreement, HK Dong Rong, as pledgee, becomes entitled to exercise its rights under the equity pledge agreement including the right to vote with, control and sell the pledged equity interests.  If a dispute arises between the Company and the Yinglin Jinduren Equity Owners and Yinglin Jinduren Equity Owners breach their obligations under the equity pledge agreement by selling the equity ownership of Yinglin Jinduren to a third party without the Company’s consent, HK Dong Rong may not be able to enforce such rights and claim a superior security interest over the pledged equity interests as against a bona fide purchaser of such equity interests because HK Dong Rong’s security interests in the pledged equity interests were not registered with the local Administration for Industry and Commerce.  If Yinglin Jinduren is sold to a bona fide purchaser and the Company is unable to enforce the security interests granted under the equity pledge agreement to prevent the completion of such sale, then there is a potential risk that Yinglin Jinduren’s bona fide purchaser may, in turn, refuse to perform all of Yinglin Jinduren’s obligations to the Company under the contractual arrangements including Yinglin Jinduren’s obligation to pay the Company fees equal to Yinglin Jinduren’s net income.  Such refusal would result in the Company effectively losing control over its business operations, which are currently conducted through Yinglin Jinduren, thereby severing the Company’s ability to continue receiving payments from Yinglin Jinduren and leaving the Company with no or minimal operations and assets.  If the Company losses control over Yinglin Jinduren’s operations and the fee payments that it currently receives from Yinglin Jinduren under the contractual arrangements because Yinglin Jinduren and Yinglin Jinduren’s Equity Owners breach their obligations under the equity pledge agreement or the other contractual arrangement agreements or commit fraud in performing their obligations under such agreements, then the Company would no longer be considered the “primary beneficiary” of Yinglin Jinduren’s operations, and thus it would no longer be able to consolidate Yinglin Jinduren’s results, assets and liabilities in the Company’s financial statements.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies.  We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses.  We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations.  As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services.  Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we, HK Dong Rong or Yinglin Jinduren are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Yinglin Jinduren and/or voiding the contractual arrangements;

•	discontinuing or restricting the operations of Yinglin Jinduren;

•	imposing conditions or requirements with which we or HK Dong Rong or Yinglin Jinduren may not be able to comply;

•	requiring us to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or

•	imposing fines or other forms of economic penalties.

As all of our business operations are conducted by Yinglin Jinduren to which we have no direct ownership, the imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Our contractual arrangements with Yinglin Jinduren and its owners as well as our ability to enforce our rights thereunder may not be as effective in providing control over Yinglin Jinduren as direct ownership.

We have no equity ownership interest in Yinglin Jinduren, and rely on contractual arrangements to control and operate the company and its businesses. We cannot assure you that the owners of Yinglin Jinduren will always act in our best interests, and these contractual arrangements may not be as effective in providing control over the company as direct ownership.  For example, Yinglin Jinduren could fail to take actions required for our business despite its contractual obligation to do so.  If Yinglin Jinduren fails to perform under its agreements with us, we are required by the terms of these agreements to enforce our rights by arbitration before The China International Economic and Trade Arbitration Commission (CIETAC). To initiate such proceeding, we must first prepare and submit an arbitration request to CIETAC for its acceptance.  Once accepted, CIETAC will form an arbitration tribunal to hear the matter, set a hearing date and notify Yinglin Jinduren of the proceeding.  Yinglin Jinduren will have 45 days from the receipt of such notice to prepare its statement of defense.  While we have been advised by our PRC counsel that current CIETAC rules requires a decision to be rendered within six months from the selection of the arbitration tribunal, the passage of any prolong period of time without resolution may disrupt and negatively affect our business operations.  Further, we must borne half of CIETAC’s fees in addition to our own expenses incurred to prepare for such proceeding, which fees may become prohibitively expensive as the arbitration must take place in Shanghai and be conducted in Chinese.  As we are also contractually bound by CIETAC’s decision, in the event such decision is unfavorable to us, we may effectively lose our control over Yinglin Jinduren and thus our operating business, which will materially and adversely affect our business, financial conditions and results of operations.

Because we rely on the consulting services agreement with Yinglin Jinduren for our revenue, we would have no or minimal operations and assets if this agreement is terminated, which will severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and do not have any assets or conduct any business operations other than the contractual arrangements between HK Dong Rong, our indirect wholly owned subsidiary, and Yinglin Jinduren.  As a result, we currently rely entirely for our income on the fees we earn from Yinglin Jinduren pursuant to the consulting services agreement which forms a part of the contractual arrangements.  The consulting services agreement may be terminated by written notice of HK Dong Rong or Yinglin Jinduren in the event that: (a) Yinglin Jinduren causes a material breach of the agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within 14 days following the receipt of the written notice; (b) one party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) HK Dong Rong terminates its operations; or (d) circumstances arise which would materially and adversely affect the performance or the objectives of the agreement.  Additionally, HK Dong Rong may terminate the consulting services agreement without cause.  Because neither we nor our direct and indirect subsidiaries own equity interests of Yinglin Jinduren, the termination of the consulting services agreement would not only sever our ability to continue receiving payments from Yinglin Jinduren under our current holding company structure, but Yinglin Jinduren, through which all of our operations are currently conducted, would no longer be our operating business, thereby leaving us with no or minimal operations and assets.  Although we are currently not aware of any event or reason that may cause the consulting services agreement to terminate, we cannot assure you that such an event or reason will not occur in the future.  In the event that the consulting services agreement is terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment.

We rely principally on payments from Yinglin Jinduren for our income, and any limitation on the ability of Yinglin Jinduren to make such payments to us or on our ability to take such payments could have a material adverse effect on our financial condition, results of operations and prospects.

We are a holding company, and rely principally on payments from Yinglin Jinduren under the consulting services agreement for our income.  If Yinglin Jinduren incurs debt in its own name in the future, the instruments governing such debt may restrict its ability to make payments to us.  In addition, under the PRC Enterprise Income Tax Law (the “EIT Law”), an enterprise established outside of the PRC but whose management body is within the PRC may be classified as a “resident enterprise” for income tax purposes.  As such, if we are deemed a "resident enterprise," a determination currently made on a case-by-case basis by the PRC tax authority, and if the payments that we receive from Yinglin Jinduren under the consulting services agreement are deemed dividends, we may be subject to a 10% income tax.  If this should happen or if Yinglin Jinduren’s ability to make payments to us is otherwise restricted, our income could be reduced significantly so as to materially and adversely affect our financial condition, results of operations and prospects.

Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Mr. Qingqing Wu, our chief executive officer, is also the chairman of Yinglin Jinduren and owns 65.91% of its equity ownership interests. Conflicts of interests between their respective duties to our company and Yinglin Jinduren may arise.  As our directors and executive officers, they have a duty of loyalty and care to us under U.S. and Hong Kong law when there are any potential conflicts of interests between our company and Yinglin Jinduren.  We cannot assure you, however, that when conflicts of interest arise, every one of them will act completely in our interests or that conflicts of interests will be resolved in our favor.  For example, they may determine that it is in Yinglin Jinduren’s interests to sever the contractual arrangements with HK Dong Rong, irrespective of the effect such action may have on us.  Because Yinglin Jinduren is our sole operating business we derive our income entirely from the contractual arrangements, we would have no or minimal operations and assets if the contractual arrangements are severed.  In addition, any one of them could violate his or her legal duties by diverting business opportunities from us to others, thereby reducing the amount of payment that Yinglin Jinduren is obligated to remit to us under the consulting services agreement.

In the event that you believe that your rights have been infringed under the securities laws or otherwise as a result of any one of the circumstances described above, it may be difficult or impossible for you to bring an action against Yinglin Jinduren or our officers or directors who are members of Yinglin Jinduren’s management, all of whom reside within China.  Even if you are successful in bringing an action, the laws of China may render you unable to enforce a judgment against the assets of Yinglin Jinduren and its management, all of which are located in China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We are a holding company and do not have any assets or conduct any business operations other than the contractual arrangements between HK Dong Rong and Yinglin Jinduren. In addition, all of Yinglin Jinduren’s assets are located in, and all of our executive officers and directors reside within, China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our executive officers and directors, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.  Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.  As a result, our public shareholders may have substantial difficulty in protecting their interests through actions against our management or directors than would shareholders of a corporation with assets and management members located in the United States.

Our principle shareholder may be subject to registration requirement under current regulations relating to offshore investment activities by PRC residents, the non-compliance of which may subject us to fines and sanctions that could adversely affect our business.

In October 2005, the State Administration of Foreign Exchange (“SAFE”) promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, that states that if PRC citizens residing in the PRC, or PRC residents, use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies.  They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.  Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

Although Mr. Qingqing Wu, our principal shareholder, resides in the PRC, he is a foreign national.  As such, he has not registered with the local branch of the SAFE under Circular No. 75.  However, we cannot provide any assurance that SAFE may nevertheless require Mr. Wu to comply with such registration requirement.  Should SAFE make such determination, failure to comply could subject us to fines or sanctions imposed by the PRC government, which may adversely affect our business.

Unless we amend the articles of incorporation of China Dong Rong to lower its required registered capital from $8 million to $4 million we will be required to contribute the remaining registered capital for China Dong Rong of $4,000,000 by November 19, 2011

On November 19, 2009, we incorporated China Dong Rong with registered capital of $8,000,000 of which $4,000,000 was funded and the remaining $4 million must be contributed by November 19, 2011.  There was no restriction on the funds contributed, and therefore such contribution is not reflected as a statutory reserve.  We intend to amend China Dong Rong’s articles of incorporation to lower its registered capital requirement by November 19, 2011 to $4,000,000.  If we are not able to amend China Dong Rong’s articles of incorporation to lower the registered capital requirement to $4 million by November 18, 2011, then we will be required to contribute this remaining required registered capital of $4 million for China Dong Rong.

Risks Related to Doing Business in China

Yinglin Jinduren is subject to restrictions on making payments to us.

We are a holding company incorporated in Nevada and do not have any assets or conduct any business operations other than our indirect investments in Yinglin Jinduren.  As a result of our holding company structure, we rely entirely on payments from that company under the contractual arrangements with our indirect wholly owned subsidiary, HK Dong Rong. The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.  See “Government control of currency conversion may affect the value of your investment.”  Furthermore, if our affiliated entity in China incurs debt on their own in the future, the instruments governing the debt may restrict their ability to make payments.  If we are unable to receive all of the revenues from our operations through these contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Because our assets are located overseas, shareholders may not receive distributions that they would otherwise be entitled to if we were declared bankrupt or insolvent.

All of our assets are located in the PRC.  Because our assets are located overseas, our assets may be outside of the jurisdiction of U.S. courts to administer if we are the subject of an insolvency or bankruptcy proceeding. As a result, if we declared bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the U.S., under U.S. bankruptcy law.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

All of our business operations are currently conducted in the PRC, under the jurisdiction of the PRC government.  Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China.  The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth.  Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Unprecedented rapid economic growth in China may increase our costs of doing business, and may negatively impact our profit margins and/or profitability.

Our business depends in part upon the availability of relatively low-cost labor and materials.  Rising wages in China may increase our overall costs of production.  In addition, rising raw material costs, due to strong demand and greater scarcity, may increase our overall costs of production.  If we are not able to pass these costs on to our customers in the form of higher prices, our profit margins and/or profitability could decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and except for our CFO all of our officers and directors reside outside the United States.

Although we are incorporated in Nevada, we conduct substantially all of our operations in China through Yinglin Jinduren.  Other than our CFO, all of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely within the United States.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team in China lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002.  Other than our CFO, the individuals who now constitute our senior management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis.  Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.  We receive substantially all of our revenues in RMB.  Under our current structure, our income is primarily derived from payments from Yinglin Jinduren. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China State Administration of Foreign Exchange by complying with certain procedural requirements.  However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Our revenues and costs are mostly denominated in RMB, as well as a significant portion of our financial assets.  We rely entirely on fees paid to us by our affiliated entity in China.  Any significant fluctuation in the value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars.  For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.  An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our RMB denominated financial assets into U.S. dollar, as U.S. dollar is our reporting currency.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations.  We have incorporated a wholly-owned subsidiary in the PRC, China Dong Rong, which is deemed to be a wholly foreign owned enterprise (“WFOE”).  When China Dong Rong commences business operations, and elects to pay dividends, any such dividends paid to us may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.  If we are required under the EIT Law and its implementation regulations to pay income tax for any dividends we receive from our WFOE, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, we may pay to our shareholders.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of an epidemic outbreak, such as the SARS epidemic in April 2003.  Any prolonged recurrence of such adverse public health developments in China may have a material adverse effect on our business operations.  For instance, health or other government regulations adopted in response may require temporary closure of our stores or offices.  Such closures would severely disrupt our business operations and adversely affect our results of operations.  We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries.  Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

Risks Related to an Investment in Our Securities

Our common stock has limited liquidity.

Our common stock is traded on the Over-the-Counter Bulletin Board.  It is thinly traded compared to larger more widely known companies in the same industry.  Thinly traded common stock can be more volatile than stock trading in an active public market.  We cannot predict the extent to which an active public market for our common stock will develop or be sustained.

Our stock is categorized as a penny stock.  Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a shareholder’s ability to buy and sell our stock.

Our stock is categorized as a penny stock.  The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We expect to experience volatility in our stock price, which could negatively affect shareholders’ investments.

The market price for shares of our common stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, news announcements or changes in general market conditions.

Other factors, in addition to the those risks included in this section, that may have a significant impact on the market price of our common stock include, but are not limited to:

•	receipt of substantial orders or order cancellations of products;

•	quality deficiencies in services or products;

•	international developments, such as technology mandates, political developments or changes in economic policies;

•	changes in recommendations of securities analysts;

•	shortfalls in our backlog, revenues or earnings in any given period relative to the levels expected by securities analysts or projected by us;

•	government regulations, including stock option accounting and tax regulations;

•	energy blackouts;

•	acts of terrorism and war;

•	widespread illness;

•	proprietary rights or product or patent litigation;

•	strategic transactions, such as acquisitions and divestitures;

•	rumors or allegations regarding our financial disclosures or practices; or

•	earthquakes or other natural disasters concentrated in Fujian, China where a significant portion of our operations are based.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities.  Due to changes in the volatility of our common stock price, we may be the target of securities litigation in the future.  Securities litigation could result in substantial costs and divert management’s attention and resources.

We do not anticipate that cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends.  Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends.  We presently intend to retain all earnings for our operations.

Our common shares are not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

We cannot predict the extent to which an active public market for its common stock will develop or be sustained.  However, we do not rule out the possibility of applying for listing on the Nasdaq Capital Market or other markets.

Our common shares are currently traded, but currently with low volume, based on quotations on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent.   This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse.  Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of March 16, 2011, our principal shareholders, which includes our officers and directors and their affiliated entities, owned approximately 51.87% of our outstanding shares of common stock. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions.  In addition, because of the percentage of ownership and voting concentration in these principal shareholders and their affiliated entities, elections of our board of directors will generally be within the control of these shareholders and their affiliated entities.  While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, the concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities.  As such, it would be difficult for shareholders to propose and have approved proposals not supported by management.  There can be no assurances that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all of our shareholders.

The elimination of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation, as amended, contain a provision permitting us to eliminate the liability of our directors for monetary damages to our company and shareholders to the extent provided by Nevada law.  We may also have contractual indemnification obligations under our employment agreements with our officers.  The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup.  These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations.  The Sarbanes-Oxley Act of 2002 and other rule changes are likely to increase general and administrative costs and expenses.  In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies.  Further, there could be changes in certain accounting rules.  These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent material misstatements.

We are subject to reporting obligations under U.S. securities laws.  The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective.  Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud.  As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock.  Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The full conversion and exercise of certain outstanding series A convertible preferred stock and warrants could result in the substantial dilution of the Company in terms of a particular percentage ownership in our Company as well as the book value of the common shares. The sale of a large amount of common shares received upon exercise of the warrants on the public market to finance the exercise price or to pay associated income taxes, or the perception that such sales could occur, could substantially depress the prevailing market prices for our shares.

As of March 16, 2011, there were 966,760 shares of series A convertible preferred stock outstanding, as well as 1,716,877 warrants with an exercise price of $3.43 per share.  In the event of conversion or exercise of these securities, a stockholder could suffer substantial dilution of their investment in terms of the percentage ownership in us as well as the book value of the common shares held.  Full conversion and exercise of the outstanding series A convertible preferred stock and warrants would have increased the outstanding common shares as of March 16, 2011, by approximately 14.46% to approximately 21,239,806 shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect” and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Whether actual results will conform to the expectations and predictions of management, however, is subject to a number of risks and uncertainties that may cause actual results to differ materially. Such risks are in the section entitled “Risk Factors” on page 3, and in our previous SEC filings.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling security holders.  All proceeds from the sale of such securities offered by the selling security holders under this prospectus will be for the account of the selling security holders, as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.”  With the exception of any brokerage fees and commissions which are the respective obligations of the selling security holders, we are responsible for the fees, costs and expenses of this offering which includes our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

All of the shares covered by this prospectus are, prior to their sale under this prospectus, issuable upon conversion of our series A convertible preferred stock or exercise of our series A warrants.

SELLING SECURITY HOLDERS

We are registering the following securities:

•
1,489,656 shares of common stock underlying 1,489,656 outstanding shares of the series A convertible preferred stock issued in conjunction with our financing completed on November 17, 2009 (the “Preferred Shares Financing”);

•	1,080,574 shares of common stock converted from 1,080,574 shares of series A convertible preferred stock issued in conjunction with the Preferred Shares Financing;

•
653,534 shares of common stock issued in conjunction with our financing completed on December 1, 2009 (the “Common Shares Financing,” and with the Preferred Shares Financing collectively as the “Financings”);

•	1,716,877 shares of common stock underlying the common stock purchase warrants issued in conjunction with the Financings;

•	8,250 shares of common stock from exercise of common stock purchase warrants to purchase 8,250 shares of common stock; and

•	174,500 shares of common stock issued in connection with a bridge financing related to our share exchange transaction with PXPF in February 2009.

We are registering these securities in order to permit the selling security holders to dispose of the shares of common stock from time to time. The selling security holders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock by each of the selling security holders.  Column B lists the number of shares of common stock beneficially owned by each selling security holder as of March 16, 2011 (assuming full conversion of the Preferred Shares and exercise of the Warrants held by such selling security holder, if any).  Column C lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling security holders. Column D lists the number of shares of common stock that will be beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold.  Column E lists the percentage of class beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold, based on 18,556,169 of common stock outstanding on March 16, 2011.

We cannot provide an estimate of the number of securities that any of the selling security holders will hold in the future. For purposes of this table, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting power and investment power with respect to such securities.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling security holder has had any material relationship with us or our affiliates during the last three years. Except as indicated below, no selling security holder is the beneficial owner of any additional shares of common stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. Except as indicated below, no selling security holder is a registered broker-dealer or an affiliate of a broker-dealer.

Selling Security Holder Table

Name (A)	Securities Beneficially Owned Prior to Offering (B)		Securities Being Offered (C)		Securities Beneficially Owned After Offering (D)		% Beneficial Ownership After Offering (E)
Ancora Greater China Fund, LP (1)	194,950	(2)	47,590	(3)	147,360	(2)	*	%(2)
Aran Asset Management SA (4)	11,364	(5)	11,364	(5)	0		0%
ARC China Investments Fund Ltd. (6)(10)(154)	357,342	(7)	357,342	(7)	0		0%
ARC Semper China Investments Ltd. (8)(10)(156)	34,032	(9)	34,032	(9)	0		0%
Giovanni Berloni (11)	5,075	(12)	5,075	(12)	0		0%
Jeff Bishop (13)	55,964	(14)	55,964	(14)	0		0%
Blue Earth Fund, LP (15)	131,121	(16)	131,121	(16)	0		0%
Anthony Bobulinski (17)	52,500	(18)	52,500	(18)	0		0%
Kung-Hsiung Chang (19)	4,725	(20)	4,725	(20)	0		0%
Yi-Tsung Chang (21)	4,725	(22)	4,725	(22)	0		0%
Michael Cohen (23)	105,000	(24)	105,000	(24)	0		0%
Ronnie Cons and Mike Cons (25)	47,203	(26)	47,203	(26)	0		0%
Gundyco ITF Core Capital Markets Limited (27)	12,187	(28)	12,187	(28)	0		0%
Gundyco ITF Core Energy Enterprises Inc. (29)	109,362	(30)	109,362	(30)	0		0%
Covey Capital Partners Master, Ltd. (31)	118,007	(32)	118,007	(32)	0		0%
EPESA, LP, LLLP (33)(154)	44,580	(34)	44,580	(34)	0		0%
Field Nominees Ltd. A/C 1368511 (35)	236,014	(36)	236,014	(36)	0		0%
Ephraim Fields (37)	157,343	(38)	157,343	(38)	0		0%
ARDLUI Holdings Limited (39)(156)	51,049	(40)	51,049	(40)	0		0%
Fiordaliso Ltd. (41)(154)	51,049	(42)	51,049	(42)	0		0%
Fishman Family Trust (43)	10,665	(44)	10,665	(44)	0		0%
Fitel Nominees Limited A/C C054696 (45)	23,602	(46)	23,602	(46)	0		0%
James Fuld, Jr. (47)	78,672	(48)	78,672	(48)	0		0%
Gilford Securities Inc. (49) (155)	25,587	(50)	25,587	(50)	0		0%
Robert Gleckman (51)	15,535	(52)	15,535	(52)	0		0%
Len Goldberg and Caryl T. Goldberg (53)	39,336	(54)	39,336	(54)	0		0%
Golden 1177 LP (55)	120,000	(56)	120,000	(56)	0		0%
Jeffrey A. Grossman (57)	36,714	(58)	36,714	(58)	0		0%
Boyd Hinds (59)	26,224	(60)	26,224	(60)	0		0%
David Hnatek (61)	52,449	(62)	52,449	(62)	0		0%
Hai-Lung Huang (63)	8,100	(64)	8,100	(64)	0		0%
Hyllos Investment Ltd. (65)	29,700	(66)	29,700	(66)	0		0%
IGSB-Stad I, LLC (67)	39,336	(68)	39,336	(68)	0		0%
Lawrence D. & Christine L. Isen Family Trust (69)	19,420	(70)	19,420	(70)	0		0%
JBWA2 LP (71)	45,000	(72)	45,000	(72)	0		0%
Michael Jordan (73)	52,448	(74)	52,448	(74)	0		0%
Kaufman2 LP (75)	90,000	(76)	90,000	(76)	0		0%
Robert Klinek and Susan Pack as Joint Tenants with Rights of Survivorship (77)	10,665	(78)	10,665	(78)	0		0%
Geoffrey Knapp (79)	75,000	(80)	75,000	(80)	0		0%
Jacqueline Knapp (81)(117)	46,550	(82)	46,550	(82)	0		0%
Chiao-Mi Lee (83)	4,725	(84)	4,725	(84)	0		0%
John S. Lemak IRA Rollover Morgan Keegan custodian (85)	52,500	(86)	52,500	(86)	0		0%
Ernst Liniger (87)	7,937	(88)	7,937	(88)	0		0%
Loeb Enterprises II, LLC (89)(154)	102,098	(90)	102,098	(90)	0		0%
Lumen Capital Limited Partnership (91)	26,224	(92)	26,224	(92)	0		0%
Marketbyte LLC Defined Benefit & Trust (93)	26,660	(94)	26,660	(94)	0		0%
Sam Maywood (95)	39,942	(96)	39,942	(96)	0		0%
Sven Hugo Meyer (97)(154)	49,600	(98)	49,600	(98)	0		0%
Michael Morris (99)	39,336	(100)	39,336	(100)	0		0%
Roger Mulhaupt (101)	71,416	(102)	71,416	(102)	0		0%
Bette Nagelberg ACF Jenna C. Nagelberg U/CA/UTMA (103)(115)	31,812	(104)	31,812	(104)	0		0%
David S. Nagelberg 2003 Revocable Trust U/A/D 7/2/03 (105)(115)	150,000	(106)	150,000	(106)	0		0%
Jeremy M. Nagelberg 2007 Trust (107)(115)	31,812	(108)	31,812	(108)	0		0%
Jesse A. Nagelberg 2007 Trust (109)(115)	31,812	(110)	31,812	(110)	0		0%
Justin E. Nagelberg 2007 Trust (111)(115)	31,812	(112)	31,812	(112)	0		0%
Murray J. Nagelberg (113)(115)	46,417	(114)	46,417	(114)	0		0%
Nardes Investments SA 21414 at Fortis Banque (Suisse) SA (116)	233,101	(117)	233,101	(117)	0		0%
NBAD Private Bank (Suite) S.A. (118)	73,500	(119)	73,500	(119)	0		0%
Nemo Asset Management (120)	8,741	(121)	8,741	(121)	0		0%
Jeffrey Nesses (122)	13,113	(123)	13,113	(123)	0		0%
Dermot O’Sullivan (124)	5,075	(125)	5,075	(125)	0		0%
Gary L. Poelstra (126)	10,665	(127)	10,665	(127)	0		0%
Pope Investments II LLC (128)	470,750	(129)	126,910	(3)	343,840	(129)	1.93	%(129)
RossPlan LP (130)	67,500	(131)	67,500	(131)	0		0%
Rothschild & Cie Banque (132)	24,300	(133)	24,300	(133)	0		0%
Sandor Capital Master Fund, L.P. (134)	157,500	(135)	157,500	(135)	0		0%
Semper Gestion S.A. (136)	261,975	(137)	261,975	(137)	0		0%
Sequoia Aggressive Growth Fund Ltd. (138)	322,844	(139)	322,844	(139)	0		0%
Lawrence J. Sheer (115)(140)	46,550	(141)	46,550	(141)	0		0%
Silver Rock II, Ltd. (142)	150,000	(143)	150,000	(143)	0		0%
Taylor International Fund Ltd. (144)	262,238	(145)	262,238	(145)	0		0%
Virtus Trust Limited as Trustee of the Hillside Ventures Investments Trust B (146)	52,098	(147)	52,098	(147)	0		0%
XWRT2 LP (148)	45,000	(149)	45,000	(149)	0		0%
Wilshire Investments LLC (150)	26,224	(151)	26,224	(151)	0		0%
Zhimin You (152)	10,729	(153)	10,729	(153)	0		0%

TOTAL	5,614,591		5,123,391		491,200		2.33%

* Less than 1%

(1)
The address for this security holder is One Chagrin Highlands, 2000 Auburn Drive, #305, Cleveland, OH 44122. John P. Micklitsch, as managing partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(2)
Includes 47,590 shares of common stock issued to this security holder in connection with a bridge financing related to our share exchange transaction with PXPF (more fully described under the section titled “Certain Relationships and Related Party Transactions” below), all of which we are registering for resale pursuant to the bridge loan and financing agreement (the “Bridge Financing Agreement”) entered into as part of the bridge financing.

(3)	Shares being registered pursuant to the Bridge Financing Agreement.

(4)
The address for this security holder is Bohnhofplatz, P.O. Box 4010, 6304 Zug, Switzerland. Michael C. Thalmann, as chairman and CEO of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(5)
Includes 6,993 shares of common stock converted from 6,993 shares of series A preferred stock and 4,371 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing (more fully described under the section titled “History and Corporate Structure” below), all of which we are registering for resale pursuant to the securities purchase agreement that we entered into as part of the Preferred Shares Financing (the “Preferred Shares Agreement”).

(6)
The address for this security holder is 23 The Bund, 14th Floor, Shanghai, PRC. Adam Roseman, as chairman of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(7)
Includes 242,307 shares of common stock converted from 242,307 shares of series A preferred stock and 115,035 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(8)
The address for this security holder is 5 Rue Pedro-Meylan 5, cp 109-ch 1211, Geneve 17, Switzerland. Adam Roseman and Gregoire Vaucher, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(9)
Includes 23,077 shares of common stock converted from 23,077 shares of series A preferred stock and 10,955 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(10)	Under common control and are deemed affiliates of one another.

(11)	The address for this security holder is JBR, Rimal 5, Apt. 3204, P.O. Box 118222, Dubai, UAE.

(12)
Includes 3,325 shares of common stock converted from 3,325 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(13)	The address for this security holder is 18 Sackett Road, Lee, NH 03861.

(14)
Includes 34,985 shares of common stock underlying 34,985 shares of series A preferred stock and 20,979 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(15)
The address for this security holder is 1312 Cedar Street, Santa Monica, CA 90405. Brett Conrad, as managing member and general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(16)
Includes 52,448 shares of common stock underlying 52,448 shares of series A preferred stock and 26,224 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement, as well as 34,966 shares of common stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing (more fully described under the section titled “History and Corporate Structure” below), all of which we are registering for resale pursuant to the securities purchase agreement that we entered into as part of the Common Shares Financing (the “Common Shares Agreement”).

(17)	The address for this security holder is 10330 Santa Monica Boulevard, Los Angeles, CA 90025.

(18)
Includes 35,000 shares of common stock converted from 35,000 shares of series A preferred stock and 17,500 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(19)	The address for this security holder is 3F/3 Lane 1041 Ta-Hsuen 1st Road, Gue-Sun Dist., Kaohsiung City 804, Taiwan.

(20)
Includes 2,975 shares of common stock converted from 2,975 shares of series A preferred stock and 1,750 shares of common stock from exercise of the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(21)	The address for this security holder is No. 196 Jian Hwa 1st Road, Pingtung City, Taiwan.

(22)
Includes 2,975 shares of common stock converted from 2,975 shares of series A preferred stock and 1,750 shares of common stock from exercise of the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(23)	The address for this security holder is 210 Sandringham Drive, Toronto, Ontario, Canada, M3H 1E3.

(24)
Includes 70,000 shares of common stock underlying 70,000 shares of series A preferred stock and 35,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(25)	The address for this security holder is 6800 Boulevard Des Grandes-Prairies, Saint-Leonard, Quebec, Canada H1P 3P3.

(26)
Includes 29,720 shares of common stock converted from 29,720 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(27)
The address for this security holder is 1 King Street West, Suite 1505, Toronto, Canada M5H 1A1. James Cassina, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(28)
Includes 7,800 shares of common stock converted from 7,800 shares of series A preferred stock and 4,387 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(29)
The address for this security holder is P.O. Box N-10567, 2nd Terrace West, Centreville, Nassau, Bahamas. James Cassina, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(30)
Includes 70,000 shares of common stock converted from 70,000 shares of series A preferred stock and 39,362 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(31)
The address for this security holder is 3353 Peachtree Road NE, North Tower, Suite 545, Atlanta, GA 30326, J. Christopher Lanigan and R. Scott Mayo, as directors of this security holder, and R. Scott Winton, as chief financial officer of Covey Capital Advisors, LLC, investment manager of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(32)
Includes 74,301 shares of common stock converted from 74,301 shares of series A preferred stock and 43,706 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(33)
The address for this security holder is 2401 SW 145th Avenue, Miramar, FL 33027. Steven Kruss, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(34)
Includes 29,720 shares of common stock converted from 29,720 shares of series A preferred stock and 14,860 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(35)
The address for this security holder is GS Front Street, Hamilton Hm12, Bermuda. Linda Hodgson and May O’Mara, as authorized signatories of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(36)
Includes 148,601 shares of common stock converted from 148,601 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(37)	The address for this security holder is 265 East 66th Street, #41A, New York, NY 10065.

(38)
Includes 104,895 shares of common stock underlying 104,895 shares of series A preferred stock and 52,448 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(39)
The address for this security holder is 33 Pleiadon Street, Kifissia 145 61, Athens, Greece. Euripides Hatzistefanis and Efstratios Hatzistefanis, as the partners of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(40)
Includes 34,615 shares of common stock converted from 34,615 shares of series A preferred stock and 16,434 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(41)
The address for this security holder is Le Patio Palace, 41 Avenue Hector Otto, MC 98000 Monaco – Principality of Monaco. Diego Lissi, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(42)
Includes 34,615 shares of common stock converted from 34,615 shares of series A preferred stock and 16,434 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(43)
The address for this security holder is P.O. Box 1203, Rancho Santa Fe, CA 92067. Richard Fishman and Susann Fishman, as the trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(44)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(45)
The address for this security holder is 11 Saint James's Square, Manchester, M2 6, United Kingdom  . Harry Ansell, Nicholas Lam b, Daniel Bristowe and Charles Campbell, as investment managers of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(46)
Includes 14,861 shares of common stock underlying 14,861 shares of series A preferred stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(47)	The address for this security holder is 114 East 72nd Street, New York, NY 10021.

(48)
Includes 52,448 shares of common stock and 26,224 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(49)
The address for this security holder is 777 3rd Avenue, 17th Floor, New York, NY 10017. Robert A. Maley, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(50)
Includes 9,675 shares of common stock underlying 9,675 shares of series A preferred stock and 15,912 shares of common stock underlying the warrants transferred to this selling security holder by certain of the investors in the Preferred Shares Financing pursuant to arrangements between such parties.

(51)	The address for this security holder is 18440 St Moritz Drive, Tarzana, CA 91356.

(52)
Includes 9,708 shares of common stock underlying 9,708 shares of series A preferred stock and 5,827 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(53)	The address for this security holder is 27 Stagecoach Road, Avon, CT 06001.

(54)
Includes 26,224 shares of common stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(55)
The address for this security holder is #500, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Alexander Lall, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(56)
Includes 80,000 shares of common stock and 40,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(57)	The address for this security holder is 35 Rochelle Drive, New City, NY 10956.

(58)
Includes 23,602 shares of common stock underlying 23,602 shares of series A preferred stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(59)	The address for this security holder is 41 West 82nd Street #9B, New York, NY 10024.

(60)
Includes 17,483 shares of common stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(61)	The address for this security holder is 8000 Paseo Esmerado, Carlsbad, CA 92009.

(62)
Includes 34,966 shares of common stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(63)	The address for this security holder is No.25 Alley 15 Chong Shon Tung Road, East District, Tainan City, Taiwan.

(64)
Includes 5,100 shares of common stock converted from 5,100 shares of series A preferred stock and 3,000 shares of common stock from exercise of the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(65)
The address for this security holder is P.O. Box 438, Road Town, Tortola, British Virgin Islands. Sandra Nesensohn and Peter Stephan Konig, among others , as authorized signatories of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(66)
Includes 18,700 shares of common stock underlying 18,700 shares of series A preferred stock and 11,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(67)
The address for this security holder is P.O. Box 5609, Santa Barbara, CA 93150. Timothy K. Bliss, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(68)
Includes 24,767 shares of common stock underlying 24,767 shares of series A preferred stock and 14,569 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(69)
The address for this security holder is 10673 Hunters Glen, San Diego, CA 92130. Lawrence D. Isen, as trustee of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(70)
Includes 12,136 shares of common stock underlying 12,136 shares of series A preferred stock and 7,284 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(71)
The address for this security holder is 650 Bellevue Way NE, #3704, Bellevue, WA 98004. C. James Jensen, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(72)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(73)	The address for this security holder is 15 Linden Lane, Rumson, NJ 07760.

(74)
Includes 34,965 shares of common stock underlying 34,965 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(75)
The address for this security holder is 127 W 69th Street, New York, NY 10023. Daniel Kaufman, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(76)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, as well as 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to an investor in the Common Shares Financing and subsequently transferred to this selling security holder, all of which we are registering for resale pursuant to the Common Shares Agreement.

(77)
The address for this security holder is P.O. Box 157, Rancho Santa Fe, San Diego, California 92067. Robert Kleinek and Susan Pack, as joint tenants with right of survivorship of this security holder, have joint dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(78)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(79)	The address for this security holder is 1031 Keys Drive, Boulder City, Clark, Nevada 89005.

(80)
Includes 50,000 shares of common stock and 25,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(81)	The address for this security holder is 947 Huron Road, Franklin Lakes, Bergen, New Jersey 07417.

(82)
Includes 29,100 shares of common stock underlying 29,100 shares of series A preferred stock and 17,450 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(83)	The address for this security holder is No. 21 Lane 45, Wuan Street, Pingtung City, Taiwan.

(84)
Includes 2,975 shares of common stock converted from 2,975 shares of series A preferred stock and 1,750 shares of common stock from exercise of the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(85)
The address for this security holder is 4410 Bordeaux Avenue, Dallas, TX 75205. John S. Lemak, as custodian of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(86)
Includes 35,000 shares of common stock and 17,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(87)	The address for this security holder is Elchweg 23, CH-8405 Winterthur, Switzerland.

(88)
Includes 5,000 shares of common stock underlying 5,000 shares of series A preferred stock and 2,937 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(89)
The address for this security holder is 70 East 55th Street, 4th Floor, New York, NY 10022. Michael Loeb, Robert Imershein and Richard Vogel, as president and CEO, COO and managing director of this security holder, respectively, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(90)
Includes 69,231 shares of common stock converted from 69,231 shares of series A preferred stock and 32,867 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(91)
The address for this security holder is 265 West Trail, Stamford, Fairfield, Connecticut 06903. Allan C. Lichtenbery, as managing member of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(92)
Includes 17,483 shares of common stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(93)
The address for this security holder is 4653 Carmel Mountain Road, Suite 308-402, San Diego, CA 92130. Lawrence D. Isen and Christian L. Isen, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(94)
Includes 16,660 shares of common stock underlying 16,660 shares of series A preferred stock and 10,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(95)	The address for this security holder is 6105 Avenida Cresta, La Jolla, California 92037.

(96)
Includes 25,024 shares of common stock underlying 25,024 shares of series A preferred stock and 14,918 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(97)	The address for this security holder is Rue Jean, Jacquet 4, CH 1201 Geneva, Switzerland.

(98)
Includes 33,650 shares of common stock underlying 33,650 shares of series A preferred stock and 15,950 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(99)	The address for this security holder is 12 Silver Birch Road, Merrick, Nassau, New York 11566.

(100)
Includes 26,224 shares of common stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(101)	The address for this security holder is Espigraben - 1811, 8264 Eschenz, Steckborn, Thurgau, Switzerland.

(102)
Includes 45,000 shares of common stock underlying 45,000 shares of series A preferred stock and 26,416 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(103)
The address for this security holder is 111 Via De La Valle, Del Mar, CA 92014. Bette Nagelberg, as custodian of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(104)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(105)
The address for this security holder is 939 Coast Boulevard #210E, La Jolla, CA 92037. David S. Nagelberg, as trustee of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(106)
Includes 100,000 shares of common stock underlying 100,000 shares of series A preferred stock and 50,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(107)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(108)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(109)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(110)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(111)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(112)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(113)	The address for this security holder is 812 Plainfield Lane, Valley Stream, Nassau, New York 11581.

(114)
Includes 29,017 shares of common stock underlying 29,017 shares of series A preferred stock and 17,400 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(115)	Are deemed affiliates of one another.

(116)
The address for this security holder is Rue du Port 12, CH-1204, Geneva, Switzerland. Hubert-Lance Huet, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(117)
Includes 145,688 shares of common stock underlying 145,688 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(118)
The address for this security holder is Quai de I’lle 5, P.O. Box 5055, 1204 Geneva 11, Switzerland. Valerie Anson, as head of middle office of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(119)
Includes 49,000 shares of common stock converted from 49,000 shares of series A preferred stock and 24,500 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(120)
The address for this security holder is 5 Rue Pedro Meylan 5, CH-1208 Geneva, Switzerland. Olivier Couriol, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(121)
Includes 5,827 shares of common stock underlying 5,827 shares of series A preferred stock and 2,914 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(122)	The address for this security holder is P.O. Box 8803, Rancho Santa Fe, CA 92067.

(123)
Includes 8,742 shares of common stock and 4,371 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(124)	The address for this security holder is Apt 409, Saoaf 6, SBR, P.O. Box 118222, Dubai, UAE.

(125)
Includes 3,325 shares of common stock converted from 3,325 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(126)	The address for this security holder is 1011 Brioso Drive, Suite 201, Costa Mesa, CA 92627.

(127)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(128)
The address for this security holder is 5100 Poplar Avenue, Suite 805, Memphis, TN 38137. William P. Wells, as chief manager of Pope Asset Management, LLC, the investment advisor to this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(129)	Includes 126,910 shares of common stock issued to this security holder in connection with, and which we are registering for resale pursuant to, the Bridge Financing Agreement.

(130)
The address for this security holder is 130 East 65th Street, New York, NY 10065. Ross Pirasteh, as general manager and general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(131)
Includes 45,000 shares of common stock and 22,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(132)
The address for this security holder is 29 Avenue de Messine, 75008 Paris, France. Eric Legendre, Frederic Garcia, Patrice Renaudin and Chantal Aumasson, as managing members of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(133)
Includes 15,300 shares of common stock underlying 15,300 shares of series A preferred stock and 9,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(134)
The address for this security holder is 2828 Routh Street, Suite 500, Dallas, TX 75201. John S. Lemak, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(135)
Includes 105,000 shares of common stock and 52,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(136)
The address for this security holder is Rue Pedro-Meylan 5, CH-1208, Geneve, Switzerland. Blaise Hatt-Arnold and Gregoire Vaucher, as managing members of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(137)
Includes 46,066 shares of common stock converted from 46,066 shares of series A preferred stock, 118,881 shares of common stock underlying 118,881 shares of series A preferred stock and 97,028 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(138)
The address for this security holder is Rue Pedro-Meylan 5, CH-1208 Geneva, Switzerland. Olivier Couriol and Christian Navill, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(139)
Includes 206,294 shares of common stock underlying 206,294 shares of series A preferred stock and 116,550 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(140)	The address for this security holder is 791 Passaic Avenue, Clifton, NJ 07012.

(141)
Includes 29,100 shares of common stock underlying 29,100 shares of series A preferred stock and 17,450 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(142)
The address for this security holder is Villa # D103, Palm Jumeirah Island, Dubai, UAE. Rima Salam, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(143)
Includes 100,000 shares of common stock converted from 100,000 shares of series A preferred stock and 50,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(144)
The address for this security holder is 714 South Dearborn Street, 2nd Floor, Chicago, IL 60605. Stephen S. Taylor, as managing director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(145)
Includes 174,825 shares of common stock underlying 174,825 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(146)
The address for this security holder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey GY1 3DR. Nicholas Moss and David Allison, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(147)
Includes 34,615 shares of common stock converted from 34,615 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(148)
The address for this security holder is 131 Laurel Grove Avenue, Kentfield, CA 94904. Joseph Abrams, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(149)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(150)
The address for this security holder is 410 17th Street, #1705, Denver, CO 80202. James A Lustig, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(151)
Includes 17,483 shares of common stock converted from 17,483 shares of series A preferred stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(152)	The address for this security holder is 228 Taizhou Road, Building #1, Room 1002, Shanghai, China 200042.

(153)
Includes 6,755 shares of common stock converted from 6,755 shares of series A preferred stock and 3,974 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(154)
Transferred an aggregate of 9,675 Preferred Shares and Warrants to purchase up to 15,912 shares of common stock to Gilford Securities, Inc. pursuant to arrangements between these security holders and Gilford.

(155)	A broker-dealer or an affiliate of a broker-dealer.

PLAN OF DISTRIBUTION

Of the selling security holders identified above:

•
57 of them are investors in our Preferred Shares Financing completed on November 17, 2009, in which we sold and issued an aggregate of 2,796,721 Preferred Shares at a per share purchase price of $2.86 for aggregate purchase price of approximately $8.00 million, as well as Warrants to purchase up to 1,398,360 shares of common stock for no additional consideration. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million, and the second on November 17, 2009, for gross proceeds of approximately $3.86 million. Each Preferred Share is convertible into one share of common stock at $2.86 per share (subject to certain adjustments) at any time at its holder’s option, and will automatically convert upon the listing of our common stock on either the Nasdaq Capital Market or NYSE Amex Equities. Each Warrant entitles its holder to purchase a share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. We are also entitled to call the Warrants for cancellation if the volume-weighted average price of our common stock for 20 consecutive days exceeds 200% of the then applicable exercise price. Gilford Securities, Inc. acted as the placement agent of the Preferred Shares Financing.  A description of the adjustments to the conversion price of the Preferred Shares and the exercise price of the Warrants is included in the section of this prospectus entitled “Description of Securities.”

•
16 of them are investors in our Common Shares Financing completed on December 1, 2009, in which we sold and issued an aggregate of 653,534 Common Shares at a per share purchase price of $2.86 for aggregate purchase price of approximately $1.87 million, as well as Warrants to purchase up to 326,767 shares of common stock for no additional consideration. The Warrants issued to these investors have the same terms as those that we issued in the Preferred Shares Financing.

•
Two of them, namely Pope Investments II LLC (“Pope”) and Ancora Greater China Fund, LP (“Ancora”), are parties to a bridge loan and financing agreement with Korea Jinduren (now called HK Dong Rong) (the “Bridge Loan Agreement”), pursuant to which they agreed to provide a U.S. public shell company suitable for a share exchange transaction with Korea Jinduren, and to loan Korea Jinduren $550,000 for payment of professional fees and expenses incurred in connection with such transaction. These investors (along with MMH, LLC) would collectively receive shares of common stock equal to 4% of our post-share exchange total outstanding and issued common stock in connection with the share exchange transaction. Additionally, these investors would be repaid the loan and collectively receive shares of common stock equal to 1% of our post-share exchange total issued and outstanding common stock (the “Bridge Loan Shares”) on or after October 1, 2009 and only upon the completion of a financing. The Bridge Loan financing closed in June 2008, and the Company repaid the Bridge Loan in October 2009. The Bridge Loan Agreement requires that the Bridge Loan Shares be included in a registration statement to be filed in connection with the financing.

Each selling security holder named above and any of their pledgees, assignees, and successors-in-interest (each a “Selling Security Holder” and collectively the “Selling Security Holders”) may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Security Holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Security Holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Security Holder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Security Holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Security Holders.

We agreed to use commercially reasonable efforts to keep this prospectus effective until the earlier of (i) the date on which all of the registrable shares may be resold by the Selling Security Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the registrable shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Security Holders or any other person. We will make copies of this prospectus available to the Selling Security Holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

LKP Global Law, LLP has rendered an opinion regarding the legality of the issuance of the shares of common stock being registered in this prospectus. As of March 18, 2011, LKP Global Law, LLP and/or its principals holds Company securities.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2009 and 2008 and for the years then ended appearing in this prospectus and registration statement have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

BUSINESS

Overview

We are an apparel producer in the People’s Republic of China (“PRC” or “China”) that currently designs, develops, manufactures, distributes and sells  casual apparel and clothing products under the brand name “V·LOV” targeted toward 15-34 years old, middle-class Chinese male consumers.

We design and develop our apparel and clothing products in our production facility located in Yinglin in southeastern Fujian Province. Presently, we employ five (5) designers.  Our designers typically have a degree in fashion as well as other industry experience. Our designers are responsible for creating fall fashions and spring fashions for our various branded lines including, Richard Wu, VLOV and V9. After identifying our top sales products from the prior seasons, we review global fashion trends especially in Europe and Asia.  Then we decide on the overall theme, colors and materials to be used for our products.  Our designers then create sketches via Computer Aided Design (CAD) drawings.  Our technicians then prepare samples according to the designs.  After creating samples, these are inspected, amended, reviewed and/or approved by our head designer and, ultimately, by our CEO and Chairman, Mr. Wu.  Clothing samples are then made from these designs and shown to our distributors.  Our distributors then order product from these samples.

We market and distribute our products through independent distributors, each of whom is granted rights to market and sell our products in a defined market or territory through a distribution agreement. We maintain and exercise control over brand advertising and marketing activities from our headquarters in Yinglin, where we set the tone for integrity, consistency and direction of the V·LOV brand image throughout China. We also have marketing staff travelling around the country to help us enforce our visions and provide support and guidelines for our distributors. Although we have our own manufacturing capacity at our Yinglin facility, the most important function of that facility is to support our research and development department in sample and prototype designs and other research and development activities. We presently outsource 100% of our manufacturing to independent third-party factories as a part of our overall sourcing strategy.

All of our business operations are carried out by our variable interest entity (“VIE”), Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which we control through contractual arrangements between Yinglin Jinduren and Dong Rong Capital Investment Limited, formerly known as Korea Jinduren (International) Dress Limited (“HK Dong Rong”), which is wholly-owned by Peng Xiang Peng Fei Investments, Limited (“PXPF”), our wholly-owned subsidiary. Other than our interests in the contractual arrangements, neither we nor PXPF and HK Dong Rong own any equity interests in Yinglin Jinduren, which equity interests are owned by our chief executive officer and his brother, who is also one of our directors.

History and Corporate Structure

We were incorporated in Nevada on October 30, 2006, originally under the name “Sino Charter, Inc.”, with a principal business objective to provide internet-based flight charter booking for East Asia. Prior to share exchange transaction with PXPF described below, we were a public reporting “shell company,” as defined in Rule 12b-2 of the Exchange Act.

On August 1, 2008, MMH Group, LLC (“MMH”) entered into a stock purchase agreement with Bradley Miller, who served as our sole director and officer since our incorporation date, to acquire from him 100,000 shares of our common stock (taking into account the reverse stock split described below). The transaction closed on August 4, 2008, and concurrently with the closing, MMH sold 24,000 of the shares to Ancora Greater China Fund, L.P. (“Ancora”), and 56,000 of the shares to Pope Investments II, LLC (“Pope”), leaving MMH with 20,000 shares. MMH is owned by Matthew Hayden, who was our former sole director and officer prior to the share exchange transaction with PXPF described below.

On January 12, 2009, we effected a 1-for-100 reverse split of our common stock (the “Reverse Split”) by filing a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State.

On February 12, 2009, we entered into a securities purchase agreement with MMH, Ancora and Pope, pursuant to which we sold 102,800 shares of our common stock to MMH, 123,360 shares to Ancora and 287,840 shares to Pope. On February 13, 2009, we sold an additional 814,500 shares of our common stock to four purchasers.

On February 13, 2009 (the “Closing Date”), we entered into a share exchange agreement (the “Exchange Agreement”) with PXPF and its shareholders who, immediately prior to the closing of the transactions contemplated by the Exchange Agreement (the “Exchange Transaction”), collectively held 100% of PXPF’s issued and outstanding share capital (the “BVI Shareholders”). On the Closing Date, we issued 14,560,000 shares of common stock to the BVI Shareholders in exchange for all of their equity interests in PXPF.  The BVI Shareholders became our controlling shareholders, PXPF became our wholly-owned subsidiary, and we acquired the business and operations of PXPF. Immediately prior to the Exchange Transaction, we had 1,454,421 shares of common stock outstanding, including 122,800 shares held by MMH, as well as 147,360 shares held by Ancora and 343,840 shares held by Pope. Immediately after the Exchange Transaction, we had 16,014,421 shares of common stock outstanding. In connection with the Exchange Transaction, we changed our name from “Sino Charter, Inc.” to “VLOV, Inc.” on March 4, 2009, to better reflect our business operations.

The Exchange Transaction was accounted for as a reverse merger (recapitalization) with PXPF deemed to be the accounting acquirer, and us as the legal acquirer. Accordingly, the financial information presented in our financial statements is the historical financial information of PXPF, as adjusted to give effect to the change in the share capital as a result of the reverse merger (recapitalization). The basis of the assets, liabilities and retained earnings of PXPF, the accounting acquirer, have been carried over in the recapitalization.

PXPF was incorporated in the British Virgin Islands on April 30, 2008. PXPF was formed by the owners of Yinglin Jinduren as a special purpose vehicle for raising capital outside of the PRC. Other than holding 100% of the equity interests in HK Dong Rong, PXPF has no operations of its own.

HK Dong Rong was incorporated on January 5, 2005 originally under the name Korea Jinduren (International) Dress Limited (“Korea Jinduren”). The company was set up by the owners of Yinglin Jinduren as a special purpose vehicle for raising capital outside of the PRC, and changed its name to HK Dong Rong on April 27, 2009. HK Dong Rong is wholly-owned by PXPF. Other than activities arising from its contractual arrangements with Yinglin Jinduren, HK Dong Rong has no other operations of its own.

On June 11, 2008, HK Dong Rong entered into a bridge loan and financing agreement (“Bridge Loan Agreement”) with Pope Investments II LLC (“Pope”), Ancora Greater China Fund, LP (“Ancora,” and with Pope, collectively the “Bridge Loan Investors”) and MMH Group LLC (“MMH”). Under the Bridge Loan Agreement, MMH and the Bridge Loan Investors agreed to provide a U.S. public shell company suitable for the Exchange Transaction, and the Bridge Loan Investors also agreed to loan Korea Jinduren the sum of $550,000 (the “Bridge Loan”) for payment of professional fees and expenses incurred in connection with the Exchange Transaction. The Bridge Loan Investors and MMH would collectively receive shares of common stock equal to 4% of our post-Exchange Transaction total outstanding and issued common stock. Additionally, the Bridge Loan Investors would be repaid the Bridge Loan and collectively receive  shares of our common stock equal to 1% of our post-Exchange Transaction total issued and outstanding common stock (the “Bridge Loan Shares”) on or after October 1, 2009 and only upon the completion of a financing. 174,500 shares of common stock were issued at the closing of the Exchange Transaction as the Bridge Loan Shares. Both the Bridge Loan and the Bridge Loan Shares were placed in a third-party escrow account, and payments were made from such account as fees and expenses were incurred, and the Bridge Loan Shares held in escrow until their release to the Bridge Loan Investors was required. On October 28, 2009, the entire amount of the Bridge Loan paid out for fees and expenses was repaid, and the balance of the Bridge Loan remaining in escrow, if any, returned to the Bridge Loan Investors. The Bridge Loan Shares were released to the Bridge Loan Investors on December 28, 2009 and on March 15, 2010.

Yinglin Jinduren was organized in the PRC on January 19, 2002, and is owned by Qingqing Wu, our Chief Executive Officer, and his brother Zhifan Wu.  Yinglin Jinduren holds the government licenses and approvals necessary to operate our apparel business in China.  PRC law currently imposes certain restrictions on foreign ownership of PRC business entities. To comply with such foreign ownership restrictions, neither we, PXPF nor HK Dong Rong own any equity interests in Yinglin Jinduren, but control and receive the economic benefits of its business operations through contractual arrangements. Through HK Dong Rong, we have contractual arrangements with Yinglin Jinduren and its owners to obtain substantially the same control of and rights to Yinglin Jinduren that we would have had through direct acquisition of its equity interests. Through these contractual arrangements, we provide consulting and other general business operation services to Yinglin Jinduren, and also have the ability to substantially influence its daily operations and financial affairs, since we are able to appoint its senior executives and approve all matters requiring approval of the equity owners. As a result of these contractual arrangements, we are able to control Yinglin Jinduren and to receive, through a service fee earned by HK Dong Rong, all of the net income of Yinglin Jinduren, although we have generally allowed such amounts to be retained by Yinglin Jinduren to support its operations.  Our contractual agreements are silent as to the sharing of losses in the event that Yinglin Jinduren incurs losses in any period.  As a result, in the event Yinglin Jinduren incurs losses, we would expect to absorb such losses through our inability to collect the accumulated net income due to us.

Contractual Arrangements with Yinglin Jinduren and its Owners

Our relationships with Yinglin Jinduren and its owners, Qingqing Wu and his brother Zhifan Wu, are governed by a series of contractual arrangements, as we (including our subsidiaries) do not own any equity interests in Yinglin Jinduren. In the opinion of Allbright Law Offices, our PRC counsel, rendered in connection with the Exchange Transaction: (a) each of PXPF, HK Dong Rong and Yinglin Jinduren are duly established and validly existing under the laws of its place  of establishment, and has the requisite corporate power to conduct its business; (b) the contractual arrangements constitute valid and binding obligations of the parties of such agreements; (c) each of the contractual arrangements and the rights and obligations of the parties thereto are enforceable and valid in accordance with the laws of the PRC; (d) no approval from or filing with any PRC governmental body is required in connection with the entry and performance of the contractual arrangements; and (c) under Chinese laws, each of HK Dong Rong and Yinglin Jinduren is an independent legal entity and neither of them is exposed to liabilities incurred by the other party. The foregoing opinion, which also describes the corporate history of each of PXPF, HK Dong Rong and Yinglin Jinduren immediately prior to the Exchange Transaction, is based on documents provided by PXPF and search result from the PRC Companies Registry, the genuineness, completeness, accuracy and validity of which are assumed by Allbright Law Offices, and is limited to interpretation of all such documents based on PRC laws and regulations which Allbright Law Offices believed were applicable at the time the opinion was rendered.

On December 28, 2005, HK Dong Rong entered into the following contractual arrangements with Yinglin Jinduren and its owners:

Consulting Services Agreement.  Pursuant to the exclusive consulting services agreement between HK Dong Rong and Yinglin Jinduren, HK Dong Rong has the exclusive right to provide to Yinglin Jinduren general consulting services relating to the management and operations of Yinglin Jinduren’s apparel business (the “Services”). Additionally, HK Dong Rong owns any intellectual property rights developed through the Services provided to Yinglin Jinduren. During the term of this agreement, Yinglin Jinduren’s operational incomes are deposited into a bank account designated by HK Dong Rong. Yinglin Jinduren is obligated to pay a quarterly consulting service fee in Renminbi (“RMB”) to HK Dong Rong that is equal to all of Yinglin Jinduren’s net income for such quarter, based on a financial report certified by Yinglin Jinduren’s chief financial officer and delivered to HK Dong Rong within 45 days after the end of such quarter. In addition to such quarterly reports, Yinglin Jinduren is also obligated to report its monthly financial results and business conditions to HK Dong Rong, as well as provide its annual audited accounts within 90 days of the fiscal year end. Yinglin Jinduren is also obligated to maintain accurate books and records of its business activities and transactions, and to make all such information available to HK Dong Rong.  In the event of a breach by Yinglin Jinduren of the foregoing or other obligations under this agreement, HK Dong Rong is entitled to all remedies under PRC law, including recovery of direct and indirect losses as well as legal fees. The consulting services agreement is in effect unless and until terminated by written notice of either party in the event that: (a) the other party causes a material breach of this agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within 14 days following the receipt of the written notice; (b) the other party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) HK Dong Rong terminates its operations; (d) Yinglin Jinduren’s business license or any other license or approval for its business operations is terminated, cancelled or revoked; or (e) circumstances arise which would materially and adversely affect the performance or the objectives of the consulting services agreement.  Additionally, HK Dong Rong may terminate the consulting services agreement without cause. Any dispute arising from this agreement that the parties cannot resolve must be submitted for arbitration before the China International Economic and Trade Arbitration Commission.

Because all of our business operations are conducted by Yinglin Jinduren, we have generally allowed Yinglin Jinduren to retain its net income in the PRC in order to support its operations. Additionally, Yinglin Jinduren was allowed to declare dividends, which dividends were declared and paid to Yinglin Jinduren’s owners prior to the Exchange Transaction. Thus, immediately prior to the Exchange Transaction, Yinglin Jinduren declared and paid the equivalent of $5,131,000 in RMB as dividends to Mr. Wu and his brother. However, Yinglin Jinduren has not declared or paid any dividend since the Exchange Transaction and will not do so in the future.

Additionally, under applicable PRC regulations, Yinglin Jinduren is required to set aside at least 10% of its annual after-tax net profit, if any, to fund government-mandated statutory reserves until the balance of such reserves reaches 50% of its registered capital, or RMB 5,000,000 (based on its registered capital of RMB 10,000,000).  The funds in the statutory reserves can only be used for certain purposes, such as to increase its registered capital or to eliminate its future losses as determined under PRC generally acceptable accounting principles.  At September 30, 2010 and December 31, 2009, Yinglin Jinduren’s statutory reserves were fully funded, and its total accumulated net income distributable to HK Dong Rong on such dates were $15.154 million and $6.173 million, respectively, which amounts are reflected as retained earnings on our consolidated balance sheets as of these dates included elsewhere in this prospectus.

Operating Agreement.  Pursuant to the operating agreement among HK Dong Rong, Yinglin Jinduren and the owners of Yinglin Jinduren who collectively hold 100% of the outstanding equity interests of Yinglin Jinduren, HK Dong Rong provides guidance and instructions on Yinglin Jinduren’s daily operations, financial management and employment issues.  The owners of Yinglin Jinduren must designate the candidates recommended by HK Dong Rong as their representatives on Yinglin Jinduren’s board of directors.  HK Dong Rong has the right to appoint senior executives of Yinglin Jinduren.  In addition, HK Dong Rong has the right, but not the obligation, to guarantee the performance of Yinglin Jinduren under any agreements or arrangements relating to Yinglin Jinduren’s business arrangements with any third party.  Yinglin Jinduren, in return, agrees to pledge its accounts receivable and all of its assets to HK Dong Rong.  Moreover, Yinglin Jinduren agrees that without the prior consent of HK Dong Rong, Yinglin Jinduren will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Yinglin Jinduren, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party.  The term of this agreement is the maximum period of time permitted by law unless sooner terminated by any other agreements reached by all parties or upon a 30-day written notice from HK Dong Rong.  The term may be extended only upon HK Dong Rong’s written confirmation prior to the expiration of the agreement, with the extended term to be mutually agreed upon by the parties. We have been advised by our PRC counsel that there is no current PRC regulation mandating the maximum length of term permissible for such agreement.

Equity Pledge Agreement.   Under the equity pledge agreement between the owners of Yinglin Jinduren and HK Dong Rong, the stockholders of Yinglin Jinduren pledged all of their equity interests in Yinglin Jinduren to HK Dong Rong to guarantee Yinglin Jinduren’s performance of its obligations under the consulting services agreement.  If Yinglin Jinduren or its owners breach their respective contractual obligations, HK Dong Rong, as pledgee, will be entitled to certain rights, including, but not limited to, the right to vote with, control and sell the pledged equity interests.  The owners of Yinglin Jinduren also agreed, that upon occurrence of any event of default, HK Dong Rong shall be granted an exclusive, irrevocable power of attorney to take actions in the place and instead of the owners to carry out the security provisions of the equity pledge agreement, and take any action and execute any instrument as required by HK Dong Rong to accomplish the purposes of the equity pledge agreement.  The owners of Yinglin Jinduren agreed not to dispose of the pledged equity interests or take any actions that would prejudice HK Dong Rong’s interest.  The equity pledge agreement will expire two years from the fulfillment of Yinglin Jinduren’s obligations under the consulting services agreement. HK Dong Rong’s security interests over the pledged equity interests have not been registered with the local Administration for Industry and Commerce, as it is unclear whether registration is required under China’s Property Rights Law that became effective on October 1, 2007. Please see “We conduct our business through YinglinJinduren by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected. If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment, we could be subject to severe penalties. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business” in the “Risk Factors” section beginning on page 3 of this prospectus.

Option Agreement.   Under the option agreement between the owners of Yinglin Jinduren and HK Dong Rong, the owners irrevocably granted HK Dong Rong or its designee an exclusive option to purchase, to the extent permitted under Chinese law, all or part of the equity interests in Yinglin Jinduren for the cost of the owners’ initial contributions to Yinglin Jinduren’s registered capital or the minimum amount of consideration permitted by applicable Chinese law.  HK Dong Rong or its designee has sole discretion to decide when to exercise the option, whether in part or in full.  The term of this agreement is ten years from January 1, 2006 and may be extended prior to its expiration by written agreement of the parties.

Proxy Agreement.   Pursuant to the proxy agreement between HK Dong Rong and the owners of Yinglin Jinduren, the owners agreed to irrevocably grant a designee of HK Dong Rong with the right to exercise the owners’ voting and other rights, including the rights to attend and vote at shareholders’ meetings (or by written consent in lieu of such meetings) in accordance with applicable laws and Yinglin Jinduren’s governing charters comprising of its Articles of Association (the “Articles”). Under the Articles, shareholders have the power to (a) approve the company’s business, budget, accounting, profit distribution and loss allocation plans, (b) appoint or remove the company’s senior executives and determine their compensations, (c) increase or decrease the company’s registered capital, (d) approve the issuance of debt obligations, (e) approve the company’s merger, division, dissolution or liquidation, and (f) amend the Articles. Additionally, a shareholder holding at least one tenth of the company’s total voting rights may call for a shareholders’ meeting. The proxy agreement may not be terminated without the unanimous consent of all parties, except that HK Dong Rong may terminate the proxy agreement with or without cause upon 30-day written notice to the owners.

As a result of the these contractual arrangements between HK Dong Rong and Yinglin Jinduren and its owners, we have the ability to effectively control Yinglin Jinduren’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to owners’ approval. In other words, while Mr. Wu and his brother continue to own 100% Yinglin Jinduren’s equity interests, they have given us all of their rights as owners through these contractual arrangements. Accordingly, we are considered the primary beneficiary of Yinglin Jinduren and Yinglin Jinduren is deemed our variable interest entity (“VIE”).

However, control based on these contractual arrangements may ultimately not be as effective as direct ownership of Yinglin Jinduren, as we will need to enforce our rights through quasi-judicial proceeding in the event Yinglin Jinduren fails to perform its contractual obligations. In the event the outcome of such proceeding is unfavorable to us, we may effectively lose control over Yinglin Jinduren.  Please see “ Our contractual arrangements with Yinglin Jinduren and its owners as well as our ability to enforce our rights thereunder may not be as effective in providing control over Yinglin Jinduren as direct ownership ”  in the “Risk Factors” section beginning on page 3 of this prospectus.  Our chief executive officer, Mr. Qingqing Wu, holds approximately 51.72% of our issued and outstanding common stock as of the date of this prospectus and is also the majority owner of Yinglin Jinduren (65.91%), along with his brother Mr. Zhifan Wu (34.09%), who previously served on our board of directors. As such, we believe that our interests are aligned with those of Yinglin Jinduren and its owners. However, we cannot give assurance that such interests will always be aligned, or that we can effectively control Yinglin Jinduren if and when such interests are no longer aligned.  Please see “Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse ” in the “Risk Factors” section beginning on page 3 of this prospectus.

Our Current Corporate Structure

(1)
Through the Exchange Transaction, we became the parent company of PXPF, thereby enabling Yinglin Jinduren, through PXPF and HK Dong Rong, to raise capital in the United States. Our management includes: Mr. Qingqing Wu as Chairman and Chief Executive Officer, Mr. Bennet P. Tchaikovsky as Chief Financial Officer, and Dr. Jianwei Shen, Mr. Yuzhen Wu, Ms. Ying Zhang and Mr. Jianhui Wang as members of the board of directors. As of March 16, 2011: Mr. Qingqing Wu owns approximately 51.72% of our issued and outstanding common stock; Mr. Bennet P. Tchaikovsky owns 20,000 shares of common stock, and Dr. Jianwei Shen, Mr. Yuzhan Wu, Ms. Ying Zhang and Mr. Jianhui Wang do not own any shares of common stock.

(2)
PXPF was formed by the owners of Yinglin Jinduren as a special purpose vehicle for raising capital outside of the PRC. The management of PXPF is comprised of Mr. Qingqing Wu as its sole Director.  We are the sole shareholder of PXPF.

(3)
HK Dong Rong was formed by the owners of Yinglin Jinduren as a special purpose vehicle for raising capital outside of the PRC. The management of HK Dong Rong is comprised of Mr. Qingqing Wu as Chairman and Mr. Lileng Lin as Director. PXPF is the sole shareholder.

(4)
HK Dong Rong controls Yinglin Jinduren through contractual arrangements designed to mimic equity ownership of Yinglin Jinduren by HK Dong Rong. These contracts include a consulting services agreement, operating agreement, equity pledge agreement, option agreement, and proxy agreement.

(5)
The management of Yinglin Jinduren is comprised of Mr. Qingqing Wu as Chairman and Executive Director, and Mr. Zhifan Wu as Executive Director. Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, hold 65.91% and 34.09% of the ownership interests of Yinglin Jinduren, respectively.

(6)	The management of China Dong Rong is comprised of Mr. Qingqing Wu as Executive Director.

Planned Transfer to China Dong Rong

On November 19, 2009, HK Dong Rong incorporated Dong Rong (China) Co., Ltd. in the PRC as its wholly-owned subsidiary (“China Dong Rong”), with registered capital of $8 million.  China Dong Rong, which currently conducts no business activities, is deemed to be a wholly foreign owned enterprise, or WFOE, as its direct parent company, HK Dong Rong, is not a PRC company.  $4 million of the registered capital has been funded, with the balance to be funded within two years from the incorporation date or by November 19, 2011.  Under applicable PRC regulations and similar to Yinglin Jinduren (as discussed on page 31), China Dong Rong is also required to set aside at least 10% of its annual after-tax net profit, if any, to fund government-mandated statutory reserves until the balance of such reserves reaches 50% of its registered capital, or $4 million (based on its registered capital of $8 million).  The funds in the statutory reserves can only be used for certain purposes, such as to increase its registered capital or to eliminate its future losses as determined under PRC generally acceptable accounting principles.  China Dong Rong has just commenced operations at the end of the last quarter in 2010 in conjunction with the Planned Transfer, as discussed more fully below, and thus its statutory reserves have not yet been funded.

It is the Company’s present intention and that of the equity owners of Yinglin Jinduren to transfer the business operations currently conducted by Yinglin Jinduren to China Dong Rong by the second quarter of 2011, which is described below as the “Planned Transfer.”  The Company is also in the early stage of evaluating its options related to the sale of Yinglin Jinduren’s Manufacturing-related Assets (as defined below) because the Company now outsources all of its manufacturing needs, but no definitive plans have been established and approved for such sale.  However, the completion of the Planned Transfer is not dependent on the completion of the sale of the Manufacturing-related Assets and as described more fully below, the Company plans to complete the Planned Transfer prior to the completion of the sale of the Manufacturing-related Assets.  Further, there is no assurance that the Company will be able to complete the sale of all of the Manufacturing-related Assets.

The following must occur in order to complete the “Planned Transfer” to China Dong Rong: (a) the Company’s receipt of approval of its pending application with the PRC Trademark Office for the transfer of trademarks from Yinglin Jinduren to China Dong Rong; (b) the transfer of all sales contracts with Yinglin Jinduren’s current customers to China Dong Rong; and (c) the transfer of the assets currently owned by Yinglin Jinduren that are needed to conduct design, sales and marketing operations (the “Sales and Marketing Assets”) to China Dong Rong (collectively, the “Planned Transfer”).  With respect to the transfer of the trademarks, the timing for completion of such transfer is subject to receipt of the PRC Trademark Office’s approval, which the Company currently anticipates will occur in the second quarter of 2011 although there is no assurance that approval will be received by then as the PRC Trademark Office is still processing the transfer as of the date of this prospectus.  The Company also currently anticipates completing the transfer of all sales contracts of Yinglin Jinduren’s current customers during the second quarter of 2011; however, as the Company also wants to effectuate such transfers with minimal disruption to the customers and the Company’s business, some transfers may not occur by the end of the second quarter of 2011.  Until a sales contract is transferred to China Dong Rong, Yinglin Jinduren will continue to service such contract.  The Company anticipates it will transfer ownership of the Sales and Marketing Assets toward the end of second quarter of 2011 at the discretion of Mr. Wu, depending on the progress of the transfer of the sales contracts.  The transfer of the Sales and Marketing Assets will be accomplished through an Asset Transfer Agreement that will be executed between Yinglin Jinduren and China Dong Rong at the time such transfer is to occur, which currently is anticipated to occur by the end of the second quarter of 2011.  Any delay in completing any of the three above-described transfers would delay the completion of the Planned Transfer, and as explained more fully below, the Company’s termination of the contractual arrangements with Yinglin Jinduren would also be delayed.

The Company now outsources its manufacturing and thus it is also planning to sell to third parties all of the assets of Yinglin Jinduren, other than the Sales and Marketing Assets, (the “Manufacturing-related Assets”), because such assets are no longer required for the Company to operate its clothing business.  These Manufacturing-related Assets include manufacturing equipment, land use rights and the building housing its manufacturing facilities.  However, the Company is still in the early stages of planning and has yet to establish a formal, definitive plan for such sale.  Further, delays in completing this sale may occur because there is no assurance that the Company will be able to immediately find buyers for some or all of the Manufacturing-related Assets.  The sale of land use rights and the building may also be delayed because such sales are subject to PRC government approval, which may take up to at least three months after entry into definitive agreements with potential buyers which have yet to be identified.  Any proceeds from the sale of these Manufacturing-related Assets will be distributed to HK Dong Rong which, in turn, will transfer such proceeds into China Dong Rong.

As described above, there may be some delays preventing the completion of both the Planned Transfer and the sale of the Manufacturing-related Assets.  The Company intends to exit from the contractual arrangements with Yinglin Jinduren only after both the Planned Transfer and the sale of all of the Manufacturing-related Assets have been completed because the contractual arrangements allow the Company to maintain its control over Yinglin Jinduren and the Manufacturing-related Assets until the completion of the sale of such assets and the transfer of the sales proceeds back to China Dong Rong.  Prior to the completion of the Planned Transfer and the sale of the Manufacturing-related Assets, the Company can operate all of its business operations through both China Dong Rong and Yinglin Jinduren.  The Company has direct control, through its 100% equity ownership of China Dong Rong, over fulfillment of sales contracts that have been transferred over to China Dong Rong from Yinglin Jinduren.  Through the contractual arrangements, the Company will also continue to maintain control over Yinglin Jinduren, which will continue to fulfill any sales contracts that remain with Yinglin Jinduren until all such contracts have been transferred over to China Dong Rong.  After the Planned Transfer is completed but prior to the completion of the sale of the Manufacturing-related Assets, the Company will operate all of its business operations through China Dong Rong, while continuing to control Yinglin Jinduren and the Manufacturing-related Assets via the contractual arrangements.

The Planned Transfer to China Dong Rong will provide us with direct control over our operating assets, which we currently control through the contractual arrangements with Yinglin Jinduren and its owners.  As described above, the Company is still in the process of working on the Planned Transfer and thus such transfer has not been completed as of the date of this prospectus.

A description of our corporate structure (including diagram) if the Planned Transfer, the sale of Yinglin Jinduren’s Manufacturing-related Assets and the Company’s exit from the contractual arrangements with Yinglin Jinduren are completed, would be as follows:

(1)
Through the Exchange Transaction, we became the parent company of PXPF, thereby enabling us, through PXPF and HK Dong Rong, to raise capital in the United States.  Our management includes: Mr. Qingqing Wu as Chairman and Chief Executive Officer, Mr. Bennet P. Tchaikovsky as Chief Financial Officer, and Dr. Jianwei Shen, Mr. Yuzhen Wu, Ms. Ying Zhang and Mr. Jianhui Wang as members of the board of directors.  As of March 16, 2011: Mr. Qingqing Wu owns approximately 51.72% of our issued and outstanding common stock; Mr. Bennet P. Tchaikovsky owns 20,000 shares of common stock, and Dr. Jianwei Shen, Mr. Yuzhan Wu, Ms. Ying Zhang and Mr. Jianhui Wang do not own any shares of common stock.

(2)	PXPF was formed as a special purpose vehicle for raising capital outside of the PRC. The management of PXPF is comprised of Mr. Qingqing Wu as its sole Director. We are the sole shareholder of PXPF.

(3)
HK Dong Rong was formed as a special purpose vehicle for raising capital outside of the PRC.  The management of HK Dong Rong is comprised of Mr. Qingqing Wu as Chairman and Mr. Lileng Lin as Director.  PXPF is the sole shareholder of HK Dong Rong.

(4)	HK Dong Rong is the 100% equity owner of China Dong Rong, which is our operating business. The management of China Dong Rong is comprised of Mr. Qingqing Wu as Executive Director.

As discussed above, the Company intends to exit from the contractual arrangements with Yinglin Jinduren after both the Planned Transfer and the sale of the Manufacturing-related Assets have been completed.  The completion of the Planned Transfer and the exit from the contractual arrangements on Yinglin Jinduren would have the following effects on the Company:

(a)
The Company would directly own and control our PRC business operations after such business operations are transferred to China Dong Rong, which is our wholly owned PRC subsidiary through our wholly owned holding subsidiaries PXPF and HK Dong Rong.

(b)
The potential conflicts of interest with Yinglin Jinduren’s management, as discussed in the risk factor on page 9 of this prospectus titled “Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse” would no longer exist because the Company will exit from the contractual arrangements with Yinglin Jinduren after the completion of the Planned Transfer and the sale of the Manufacturing-related Assets, as such contractual arrangements would no longer be needed since the business operations now conducted by Yinglin Jinduren will have been transferred over to China Dong Rong.

(c)
The risks related to our current corporate structure as they relate to the contractual arrangements that are discussed in our risk factors starting on page 8 of this prospectus under the heading “Risks Related to Our Corporate Structure” including the applicable risks and limitations on our holding company’s ability to receive distributions from the Yinglin Jinduren would no longer apply because after the completion of the Planned Transfer and the sale of the Manufacturing-related Assets, the contractual arrangements will be terminated and such transfer would provide the Company direct control over its business operations and revenues through its control of China Dong Rong.  As discussed more fully above under the first risk factor on page 8 with the title starting with “We conduct our business through Yinglin Jinduren by means of contractual arrangements…”, the security interests on the equity interests of Yinglin Jinduren as granted under the equity pledge agreement have not been registered with the local Administration for Industry and Commerce.  After exiting the contractual arrangements including the equity pledge agreement, such security interests would no longer exist thus eliminating the need for such registration.  Because the Company is in the process of converting from contractual control to direct equity ownership and because it is uncertain as to whether such registration under the Property Rights Law is applicable to pre-2007 transactions like the equity pledge agreement, the Company will not be registering these security interests with the local Administration for Industry and Commerce.  The Company will continue operating under the contractual arrangements but without registration of such security interests until completion of the Planned Transfer to China Dong Rong, the sale of the Manufacturing-related Assets and its subsequent exit from the contractual arrangements with Yinglin Jinduren as discussed above.

(d)
Since the Planned Transfer does not involve a foreign currency exchange transaction, the Planned Transfer has no effect on the requirements for the Company and its officers in regards to SAFE regulations.

Financing Transactions

Preferred Shares Financing

In November 2009, we sold and issued an aggregate of 2,796,721 shares of our series A convertible preferred stock, par value $0.00001 per share (the “Preferred Shares”) to 57 accredited investors (collectively the “Preferred Shares Purchasers”) at $2.86 per share for an aggregate purchase price of approximately $8.00 million, and issued to them warrants (the “Warrants”) to purchase up to 1,398,360 shares of common stock, par value $0.00001 per share, for no additional consideration. The transaction was pursuant to a securities purchase agreement that we entered into with these selling security holders. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million (the “Initial Closing”), and the second on November 17, 2009, for gross proceeds of approximately $3.86 million (the “Final Closing”).

The securities purchase agreement includes customary representations and warranties by each party thereto.  We are required to file a registration statement to register the common stock underlying the Preferred Shares and Warrants with the SEC for resale by the Preferred Shares Purchasers within 30 days after the Final Closing and to have the registration statement declared effective within 90 days thereafter (or 150 days if the registration statement receives full review). If the registration statement is not timely filed or declared effective, we will be subject to liquidated damages of 1% of the Preferred Shares Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods. Additionally, we agreed to use our best efforts, within 180 days of the Final Closing, to: (a) hire a bilingual chief financial officer, (b) have a majority of independent directors on our board of directors, and (c) establish an audit, compensation and nominating committees. We further agreed to use our best efforts to cause our common stock to be qualified for listing on either the Nasdaq Capital Market or the NYSE Amex Equities (each a “Senior Listing”).

The Preferred Shares are convertible into common stock at $2.86 per share (subject to certain adjustments) at any time at the holder’s option, and will automatically convert upon a Senior Listing. The designation, rights, preferences and other terms and provisions of the Preferred Shares are set forth in the Certificate of Designation filed with the Nevada Secretary of State on October 23, 2009 (the “Certificate”). The Preferred Shares are entitled to participate in any dividends declared and paid on our common stock on an as-converted basis. Preferred Shares holders are also entitled to notice of any stockholders’ meeting and shall vote together with common stock holders on an as-converted basis.  Additionally, as long as any Preferred Shares are outstanding, we cannot, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Shares, (a) alter or change adversely the powers, preferences, or rights given to the Preferred Shares or alter or amend the Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5 of the Certificate) senior to or otherwise pari passu with the Preferred Shares, (c) amend our charter documents in any manner that adversely affects any rights of the holders of Preferred Shares, (d) increase the number of authorized shares of Preferred Shares, or (e) enter into any agreement with respect to any of the foregoing. A description of the adjustments to the conversion price of the Preferred Shares is included in the section of this prospectus entitled “Description of Securities.”

Each Warrant entitles its holder to purchase one share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. We are also entitled to call the Warrants for cancellation of the Warrants if the volume-weighted average price of our common stock for 20 consecutive days exceeds 200% of the then applicable exercise price. A description of the adjustments to the exercise price of the Warrants is included in the section of this prospectus entitled “Description of Securities.”

The conversion price of the Preferred Shares and the exercise price of the Warrants are subject to anti-dilution adjustments in the event that we issue additional equity, equity linked securities or securities convertible into common stock at a purchase price less than the then applicable conversion or exercise price (other than shares issued to our officers, directors, employees or consultants pursuant to any stock or option plan duly adopted by a majority of our non-employee directors, or issued upon the conversion or exercise of any securities outstanding as of the Closing Date, or for acquisitions or strategic transactions approved a majority of our directors). The conversion and exercises prices are also subject to customary adjustments such as any stock dividend, stock split, reverse stock split or other similar transaction.

In connection with the securities purchase agreement, certain of our shareholders entered into a Lock-up Agreement (the “Lock-up Agreement”) whereby they agreed not to offer, sell, or other dispose of (a) 50% of their shares of common stock for nine months from the Initial Closing, and (b) the remaining 50% of their shares of common stock for twelve months from the Initial Closing.

In connection with the Financing, the Company agreed to place $150,000 of the gross proceeds from the Financing and Warrants to purchase up to 300,000 shares of common stock in an escrow account to be expended for investor relations, pursuant to the terms of an escrow agreement (the “Escrow Agreement”).

Gilford Securities Incorporated (the “Placement Agent”) acted as the placement agent in connection with the Financing. For its services, the Placement Agent received a cash fee equal to 1% of the aggregate purchase price of the Preferred Shares issued in the transaction. The Placement Agent also received 9,675 Preferred Shares and Warrants to purchase up to 15,912 shares of common stock.

Common Shares Financing

On December 1, 2009, we entered into a securities purchase agreement with 17 accredited investors (collectively the “Common Shares Purchasers”) pursuant to which we agreed to issue and sell up to 699,301 shares of our common stock (the “Common Shares”) to accredited investors at $2.86 per share for an aggregate purchase price of up to $2,000,000.86, and to issue Warrants to purchase up to 349,651 shares of our common stock for no additional consideration. At the closing on December 1, 2009, we issued to the Common Shares Purchasers 653,534 Common Shares and Warrants to purchase up to 326,767 shares of common stock for gross proceeds of approximately $1.87 million.

The securities purchase agreement includes customary representations and warranties by each party thereto. We are required to include the Common Shares and the common stock underlying the Warrants issued to the Common Shares Purchasers in the registration statement that we are filing for the Preferred Shares Purchasers, and to have the registration statement declared effective within 90 days of the filing of such registration statement (or 150 days if the registration statement receives full review). If the registration statement is not timely filed or declared effective, we will be subject to liquidated damages of 1% of the Common Shares Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods.

Other than their issuance date, the Warrants issued to the Common Shares Purchasers are identical to those issued to the Preferred Shares Purchasers, and entitle their holders to purchase one share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. A description of the adjustments to the exercise price of the Warrants is included in the section of this prospectus entitled “Description of Securities.”

As discussed above, the Company was required to register the shares of common stock issued and issuable in connection with both of the above-described financings, including the shares underlying the preferred stock and warrants issued in the financings, pursuant to an effective registration statement by May 16, 2010.  The registration statement was filed on December 17, 2009, but has not yet been declared effective.  Accordingly and as discussed in footnote 7 to the Company’s financial statements for the quarter ended September 30, 2010 on page F-13, the Company has accrued $691,000 as of September 30, 2010, for estimated liquidated damages it expects to be required to pay to the investors in the financings.  Pursuant to the agreements entered into in connection with the financings, the total amount of liquidated damages that the Company may be subject to is $987,000.  The Company plans to pay such penalty when this registration statement is declared effective.

Our Distribution Channel and Customers

We do not engage directly in retail sales of our products; rather, we sell our products to our independent distributors, each of whom is granted rights to market and sell our products in a defined market or territory through a distribution agreement. Presently, we have distribution agreements with 12 distributors as follows:

Distributors	Geographical Location	Nine Months ended September 30, 2010 Sales (RMB)	Nine Months ended September 30, 2010 Sales (US$)*	% of Sales
C-002 of Mingzhu 100 Market	Zhejiang	53,268,285	7,836,000	16.0%
Jingduren Store, Tianqiao District, Jinan	Shandong	42,245,614	6,214,000	12.6%
Jinyang Commerce Co., Ltd.	Hubei	43,174,512	6,351,000	12.9%
Jinduren Store, Shenhe District	Liaoning	29,821,246	4,387,000	8.9%
Clothwork Apparel, Wanma Plaza	Jiangxi	27,864,213	4,099,000	8.4%
Yunfang Jingduren Store	Yunnan	26,922,697	3,960,000	8.1%
Jinduren Store in Duocai Xintiandi	Shaanxi	23,077,041	3,395,000	6.9%
Yinji Fuchun Apparel	Henan	22,336,415	3,286,000	6.7%
Nachun Li	Guangxi	22,417,099	3,298,000	6.7%
Xinshiji Apparel City	Beijing	17,364,125	2,554,000	5.2%
Jiaming Tang	Sichuan	14,295,431	2,103,000	4.3%
Fujian Minhou Yonghui Business Company Ltd.	Fujian	11,031,914	1,622,000	3.3%

* Based on an average exchange rate of 1RMB = 6.82 USD for the nine months ended September 30, 2010, as quoted on www.oanda.com.

As of November 3, 2010, our products were sold by our distributors at 526 V·LOV retail locations operated by our distributors throughout northern, central and southern China. These retail locations, also known as points of sales (“POS”), include counters, concessions, free standing stores and store-in-stores. We do not own or operate any V·LOV retail locations ourselves; the POS are established and owned by our distributors, each of whom operates its network of POS directly or through third-party retail operators. A geographical breakdown of V·LOV POS operated by our distributors as of November 3, 2010, is as follows:

Province /City :	Number of POS
Hubei	63
Shandong	58
Zhejiang	91
Jiangxi	49
Yunnan	42
Henan	48
Shaanxi	42
Liaoning	44
Guangxi	24
Beijing	41
Sichuan	15
Fujian	9

We believe that our distribution model has enabled us to grow by leveraging our distributors’ regional retail expertise and economies of scale.  We provide retail policies and guidelines, training, advertising and marketing support as well as advertising subsidies to assist our distributors in the management and expansion of the V·LOV retail distribution network.  To achieve brand consistency, we have established management and operational guidelines for all our distributors to follow. These guidelines include, but are not limited to, inventory control, sales and pricing procedures, product and window display requirements and customer service standards. Although our distributorship agreements do not require our distributors to share POS sales information, our distributorship agreements require all POS to be V·LOV’s exclusive POS, and our sales and marketing staff travel throughout China to monitor and advise our distributors. Distributors that maintain at least a three-year good standing relationship with us enjoy 60 to 90 days of credit while new distributors usually pay us upon our receipt of their orders.  Our total bad debt expense has been less than 1% of revenue per year during the last three years.

Our goal is to provide stylish, fashion-forward clothing, to our target customer, the male Chinese consumer aged 20 to 45. To achieve this goal, we must maintain our brand image and make our brand more exclusive. We, along with our distributors, believe that certain types of POS (counters and concessions) lessen our overall brand value. Accordingly, since the beginning of this year, our distributors have closed over 200 counters and concessions. Conversely, we believe that certain POS, mainly stand-alone stores, enhance brand value. Thus, our distributors plan to open 30 stand-alone locations by the end of this year. To date, our distributors have been willing to make such investments because we have increased our marketing budget significantly as a percentage of our revenue and because of our ability to produce clothing that we believe is reflective of our brand image. Ultimately, our goal is for our distributors to move towards stand-alone stores as this will continue to enhance our brand value amongst our target consumer base.

Each year, we hold two sales previews – typically in April/May and in November– to showcase our new designs to our distributors. At each sales preview, the distributors place orders for products based on designs that they believe will appeal to their specific geographical markets, and the products are manufactured and delivered to the distributors accordingly. We then monitor and oversee their operations of the V·LOV POS through our marketing and sales team.  Our marketing and sales team advises and works closely with our distributors on renovating and updating their V·LOV POS as and when necessary to achieve maximum performance and to enable them to expand their sales distribution network. Upon achieving performance targets, distributors may become eligible for advertising rebates from us pursuant to our distribution agreements. We also have other marketing activities, including the fashion show held recently in Beijing on October 26, 2010.

We do not force product upon our distributors. Rather, we create sample products for our distributors to select from. The distributors select the products that they believe will best sell at their POS. We believe that having the distributors select the products for their POS also decreases the likelihood of product returns substantially.

We are constantly looking for new distributors. We select distributors based on a range of criteria which we consider important for the operation of the overall V·LOV retail distribution network’s goal of providing cutting edge casual wear POS. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a distributor candidate based on, but not limited to, the following:

•	the relevant experience in the management and operation of casual wear retail stores;

•	the ability to develop and operate a network of retail stores in its designated sales region;

•	the perceived ability to meet our sales targets;

•	the suitability of its store location and size; and

•	overall creditworthiness.

We identify suitable distributors and enter into distributorship agreements, generally for a term of up to 12 months, renewable on a year to year basis upon the distributor meeting certain criteria.  We set guidelines for our distributors in respect of the location, store layout and product display of their V·LOV POS.  We have continued to upscale our product offerings to our distributors and have been working with our distributors to sell our products primarily via free standing store and store-in-store POS and not through counter and concession POS as we believe that free standing stores and store-in-stores strengthen our brand image with consumers. In this regard, our distributors have collectively closed more than 200 counters and concessions since March 31, 2010 in preparation of opening new free standing stores and store-in-stores. We anticipate that our distributors will open 30 stand alone stores that reflect VLOV’s upscale brand image by December 31, 2010. We allow our distributors to use authorized third party retail store operators to operate V·LOV POS.  Distributors must obtain our prior written approval before appointing such retail store operators.

We have contractual relationships only with our distributors and not with each POS. We require our distributors to implement, monitor, comply with and enforce our retail store guidelines on their POS. Except for the provision of advertising subsidies upon satisfying sales goals, we do not make any payment, give other sales incentives, or pay any fee to our distributors. Our distributors do not pay us any fee other than for their purchase of our products.

We generally assist our distributors with transferring or exchanging their unsold inventories with our other distributors in order to reduce their inventory levels, and at the end of each season, we may also allow our distributors to sell their remaining inventories at discounted pricing. As a result, we have historically had minimal returns from our distributors.

Our Suppliers and Manufacturers

Although we have our own manufacturing capacity at our Yinglin facility, the most important function of that facility is to support our research and development department in sample and prototype designs and other research and development activities. We presently outsource 100% of our manufacturing to independent third-party factories as a part of our overall sourcing strategy. Outsourcing work allows us to maximize production flexibility while managing capital expenditures and costs of maintaining what would otherwise be a massive workforce.

Historically, we have outsourced to two types of manufacturers: (1) sub-contractors, which require us to provide them with the raw materials for our products, and (2) O.E.M. manufacturers, which supply their own raw materials. Beginning in 2009, however, we shifted our outsourcing entirely to O.E.M. manufacturers.

Our outsourcing varies seasonally depending upon such factors as current factory capacity and customer demand. We currently work with 25 O.E.M. manufacturers. We do not execute agreements with them since there are many well-qualified clothing manufacturers to choose from and any of them can be readily replaced. However, we have established good working relationships with all of the manufacturers that we work with and do not expect to replace any of them. Prior to entering into a relationship with an O.E.M. manufacturer, we review and assess their product quality thoroughly. We generally agree to pay our O.E.M. manufacturers within 30-60 days after dispatching finished goods to our distributors. We typically place orders with our O.E.M. manufacturers when we receive orders from our distributors.

We select raw materials (including fabric, fasteners, thread, buttons, labels and related materials) directly from local fabric and accessory suppliers and identify imported specialty fabrics to meet specific distributor requirements. Our O.E.M. manufacturers purchase these raw materials from these suppliers according to our manufacturing and design specifications. We currently work with more than 20 suppliers. We do not execute agreements with them since there are no shortages of suppliers and materials to choose from, and any of them can be readily replaced. However, we have good working relationships with all of our current suppliers and do not expect to replace any of them.

For the three months ended September 30, 2010, no suppliers accounted for 10% or more of our total purchases of finished products and raw materials (for our own production).  For the nine months ended September 30, 2010, two suppliers accounted for 10% or more of our total purchases: Shishi City Jiexing Apparel Industry Development Co., Ltd. for 10.73% and Quanzhou Yashen Apparels Development Co., Ltd. for 10.13%. To date, we have not experienced any significant difficulty in purchasing raw materials or finished products.

Our Sales and Marketing

The strength of the V·LOV brand name and image is not only contributable to our ability to design and produce trendy and high quality apparel; it is also largely dependent on the skill of our sales and marketing team to promote our products to our target consumers. We currently have 44 sales and marketing staff. Our sales and marketing director is in charge of four departments: sales, marketing, strategic planning and logistics.

We actively market our brand. Our print ads appear in local newspapers and fashion magazines, in outdoor venues such as mass transit stations, exterior bus panels and billboards, and in indoor venues such as in-mall kiosks. We run television and radio ads, and look to promote our brand through sponsorship of movies, sporting events and television programs targeted at our customer demographic profile. We also have sales and marketing guidelines for all our distributors to follow at the V·LOV POS. These guidelines include pricing and sale procedures, product and window display requirements and customer service standards.

Our advertising expenses were approximately $1.37 million and $0.75 million for the three months ended September 30, 2010 and 2009, respectively, representing 65.2% and 55.1%  of our operating costs for these periods, respectively, and approximately $4.11 million and $2.19 million for the nine months ended September 30, 2010 and 2009, representing 51.1% and 49.0% of our operating costs for these periods, respectively.

We are always promoting our brand to new distributors to expand our distribution network. Management believes we can continue to benefit from our solid reputation for providing high quality goods in the markets where we have a presence, which provides us further opportunities to work with potentially desirable distributors. Our marketing strategy aims to attract distributors with the strongest branding experience within the strongest markets in order to effectively promote our brand. Referrals from existing distributors have been and continue to be a fruitful source of distributor candidates.

Production and Quality Control

We are committed to designing and manufacturing high quality garments.  We have implemented strict quality control and craft discipline systems to ensure that our products meet certain quality and safety standards, which include:

•	evaluate customers to make sure we produce middle to high-end products only;

•	evaluate suppliers to make sure the raw materials could meet our standards;

•	inspect the manufacturing process and fabric quality by our trained employees;

•	run routine checks on the fabrics for flammability, durability, chemical content, static properties, color retention and various other properties in our advanced testing center; and

•	audit the final products before products are delivered.

We require our O.E.M. manufacturers to comply with our manufacturing standards and specifications, and do not allow them to sub-contract our production orders without our prior written consent. We are actively involved throughout the entire manufacturing process: we inspect prototypes of each product prior to initial cutting, routinely perform continuous on-site inspections, subject finished products to ensure that they meet our rigorous quality standards and our specifications, and conduct a final inspection of finished products prior to shipment to ensure that they meet our high standards. Our policies and arrangements allow us to return defective products back to the relevant manufacturers.

In addition, we work closely with our distributors so that they understand our testing and inspection process.  Due to our strict quality control and testing process, we have not undergone any product or merchandise recalls, and we generally do not receive any significant requests by our distributors to return finished goods. Product returns have not resulted in material operating expenses historically.

Logistics and Inventory

O.E.M. manufacturers, unlike sub-contractors, ship finished products directly to our distributors after final quality inspection. As a result, we have experienced a steady drop in inventory of finished products since we began realigning our manufacturing needs toward O.E.M. manufacturers in September 2008.  Products that we make at our facility are typically delivered to our distributors by truck or local couriers.

Competition

The fashion apparel industry is quite competitive in China, including brand names and companies of all sizes, both within China and elsewhere in the world, many of which have greater financial and manufacturing resources than us.  Nevertheless, we have been in the high fashion apparel business since 2004 and believe that we have earned a reputation for producing high fashion and high quality products and at competitive prices, with excellent customer service.

We believe that our chief competitive strength is our in-depth and thorough understanding of our targeted customer groups in China. Mr. Qingqing Wu, our Chief Executive Officer, now leads our design team, a role previously occupied by Mr. Fengfei Zeng, whose contract with us expired in March 2010.  Under Mr. Wu’s leadership, and with inputs from our distributors, our design team formulates new design concepts by analyzing information on global and local fashion trends and market research.  Prototypes are reviewed by our distributors and marketing team and further refined based on evaluations carried out by marketing personnel before showcasing the final designs at our sales fairs.

Currently, there are several companies in China that we consider to be direct competitors, including both state-owned and private companies of different sizes.  Some of our local competitors include Fairwhale and Cabbeen.  International brands such as G-STAR and jack.jones are also competing in the same space as V·LOV.

Intellectual Properties and Licenses

We presently have 19 trademarks registered with the Trademark Bureau of the State Administration of Industry and Commerce of the PRC (the “PRC Trademark Office”), which are issued for a period of 10 years.

Additionally, we have trademark license contracts with Mr. Qingqing Wu, our chief executive officer, pursuant to which he has irrevocably and perpetually granted us, for no consideration, the right to use four trademarks currently registered in his name with the PRC Trademark Office.  These trademarks were intended to be transferred to Yinglin Jinduren for no consideration prior to the Exchange Transaction, and the license contracts were entered into because the transfers could not be timely completed. Mr. Wu is in the process of transferring the trademarks to us for no consideration, although such transfers have not been completed as of the date of this prospectus. To date, we have not used these trademarks.

Our trademark and other intellectual property rights are important to our success and competitive position.  We take all necessary precautions to protect our intellectual property.  Aside from registering our trademarks with the PRC Trademark Office to protect our intellectual property, our marketing team also diligently conducts market research and patrols our POS stores and other marketplaces to ensure that our intellectual property are not being violated.  In the event of any infringement upon our intellectual property rights, we will pursue all available legal rights and remedies.

Governmental Regulations

Fabric Safety

We are required to comply with central, provincial and local regulations governing fabric safety.   In order to address these compliance issues, we have established an advanced fabric testing center to ensure that our products meet certain quality and safety standards established by the governmental authorities.  Our testing center located in our Yinglin facility runs routine checks on our products for flammability, durability, chemical content, static properties, color retention and various other properties.  In addition, we work closely with our distributors so that they understand our testing and inspection process.

Enterprise Taxation

Pursuant to the PRC Enterprise Income Tax Law (the "New Tax Law") passed by the Tenth National People's Congress on 16 March 2007, the new PRC income tax rates for domestic and foreign enterprises are unified at 25% effective January 1, 2008. The enactment of the New Tax Law is not expected to have any significant financial effect on the amounts accrued in the balance sheet in respect of taxation payable and deferred taxation.

Value Added Tax

The Provisional Regulations of the People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994, and was amended effective January 1, 2009.  Under these regulations, as amended, and the Implementing Rules of the Provisional Regulations of the People’s Republic of China Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in the PRC is charged on an aggregated basis at a rate of 13 or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and service in the same financial year.

Environmental Protection Regulations

In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on 26th December, 1989, the bureau of environmental protection of the State Council sets the national guidelines for the discharge of pollutants. The provincial and municipal governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate.

A company or enterprise which causes environmental pollution and discharges other polluting materials which endanger the public is required to implement environmental protection methods and procedures into its business operations. This may be achieved by setting up a system of accountability within the company’s business structure for environmental protection; adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company or enterprise which discharges environmental pollutants should report and register such discharge with relevant bureaus of environmental protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have caused severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit.

If a company fails to report and/or register the environmental pollution caused by it, it will receive a warning or be penalized. Companies which fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies or enterprises which have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

Based on the present nature of our operations, we do not believe that environmental laws and the cost of compliance with those laws have or will have a material impact on us or our operations.

Foreign Exchange Controls

Pursuant to the Foreign Currency Administration Rules promulgated in 1996, as amended and various regulations issued by the State Administration of Foreign Exchange (“SAFE”), and other relevant PRC government authorities, RMB is convertible without prior approval from SAFE only to the extent of current account items, such as trade-related receipts and payments, interest and dividends and after complying with certain procedural requirements. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to limitations set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests to an overseas SPV, such PRC resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of the SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to Circular No. 75 and further requires PRC residents holding any equity interests or options in SPVs to register with the SAFE. Failure to comply with such registration requirement may result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Although Mr. Qingqing Wu, our principal shareholder, resides in the PRC, he is a foreign national. As such, he has not registered with the local branch of the SAFE under Circular No. 75.

Seasonality

Chinese consumers’ spending behaviors are typically stable year to year; they are typically affected by seasonal shopping patterns within the year.  Sales are particularly higher before the Chinese New Year holiday in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

We have typically experienced seasonal fluctuations in sales volume due to the seasonal fluctuations experienced by the majority of our customers.  These seasonal fluctuations typically result in sales increases in the first and second quarters and sales decreases in the third and fourth quarters of each year.  The mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of casual wear and accessories.  In addition, unexpected and abnormal changes in climate may affect sales of our products that are timed for release during a particular season.

Fluctuations in our sales may also result from a number of other factors including:

•	the timing of our competitors’ launch of new products;

•	consumer acceptance of our new and existing products;

•	changes in the overall clothing industry growth rates;

•	economic and demographic conditions that affect consumer spending and retail sales;

•	the mix of products ordered by our distributors;

•	the timing of the placement and delivery of distributor orders; and

•	variation in the expenditure necessary to support our business.

As a result, we believe that comparisons of our operating results between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

Employees

The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2009:

	Number of Employees	% of Employees
Production Development	253	66.23%
Sales & Marketing and Quality Assurance	53	13.87%
Production Management	24	6.28%
Purchasing	6	1.57%
Finance	9	2.36%
Management & Administration	14	3.67%
Research & Development	23	6.02%

TOTAL	382	100%

We believe we are in full compliance with Chinese labor laws and regulations and are committed to providing safe and comfortable working conditions and accommodations for our employees.

Labor Costs. Because garment manufacturing is a labor-intensive business, we outsource most of our manufacturing to contract manufacturers. We rely on in-house skilled labor and talents to design, develop and sell our products.  Generally, we offer one to three months of training to new workers to better understand our brand and improve their relevant skills during the training period.  Management expects that our access to reasonably priced and competent labor will continue into the foreseeable future.

Working Conditions and Employee Benefits.  We believe in the importance of maintaining our social responsibilities, and we are committed to providing employees with a safe, clean, comfortable working environment and accommodations. Our employees also are entitled to time off during public holidays. In addition, we frequently monitor contract manufacturers’ working conditions to ensure their compliance with related labor laws and regulations. We believe we are in full compliance with our obligations to provide pension benefits to our workers, as mandated by the PRC government. We strictly comply with the Chinese labor laws and regulations, and offer reasonable wages, life insurance and medical insurance to our workers.

Compliance with Environmental Laws

Based on the present nature of our operations, we do not believe that environmental laws and the cost of compliance with those laws have or will have a material impact on us or our operations.

Offices

Our principal executive office is located at 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2124, Hubin Bei Road, Siming District, Xiamen, Fujian Province, China. Our main telephone number is +86-0592-2345999 and fax number is +86-0592-2345777.

DESCRIPTION OF PROPERT Y

Our offices and our facilities are located in Fujian Province, China. The table below provides a general description of our current facilities:

Location	Principal Activities	Area (sq. meters)	Lease Expiration Date
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124 Hubin Bei Road, Siming District, Xiamen, Fujian Province, PRC	Marketing, R&D, accounting and finance	1,376	October 8, 2012
Yinglin Dongpu Village, Yilin Town, Jinjiang City, Fujian Province, PRC 362200	Manufacturing and distribution	2,859	N/A (property owned by V·LOV)

We lease our Xiamen office under a property lease agreement that expires October 7, 2012, with monthly lease amount of RMB 39,902.  We previously leased two offices in Fujian Province, one in Shishi City for our marketing and R&D, and the other in Quanzhou City for our accounting and finance. Both of these leases expired and have not been renewed. Instead, all of the functions previously carried out at these offices have been consolidated into our Xiamen office. Rental expense was $36,000 and $66,000 during 2008 and 2009 respectively. We believe that our existing facilities are well maintained and in good operating condition.

SUMMARY FINANCIAL DATA

The summary financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.  We derived the financial data as of and for the nine months ended September 30, 2010 and 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus, and as of and for years ended December 31, 2009 and 2008, from our audited financial statements included in this prospectus.  The historical results are not necessarily indicative of the results to be expected for any future period. All monetary amounts are expressed in U.S. dollars and, except per share data, are in thousands.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008

Income Statement Data:
Net Sales	$49,105	$45,823	$64,343	$51,867
Cost of Sales	29,918	29,316	41,080	33,316
Gross Profit	19,187	16,507	23,263	18,551
Total Operating Expenses	8,044	4,473	9,694	6,249
Operating Income	11,143	12,034	13,569	12,302
Total Other Income (Expense)	827	(29)	982	(44)
Income Before Income Taxes	11,970	12,005	14,551	12,258
Income Tax Provision	2,992	3,183	4,106	3,065
Net Income	$8,978	$8,822	$10,445	$9,193

Net income attributable to common shareholders	8,127	8,822	10,445	9,193
Net income attributable to preferred shareholders	851	-	-	-
Net income	8,978	8,822	10,445	9,193

Earnings per share:
Basic- common	$0.47	$0.56	$0.41	$0.63
Diluted	$0.47	$0.56	$0.40	$0.63
Weighted average shares outstanding:
Basic	17,199,755	15,773,187	15,898,584	14,560,000
Diluted	19,001,350	15,773,187	15,949,034	14,560,000

	As of September 30,	As of December 31,
	2010	2009	2008
Balance Sheet Data:
Cash and Cash Equivalents	$7,149	$11,036	$2,863
Working Capital	$26,400	$16,815	$6,230
Total Assets	$35,593	$27,241	$12,647
Total Liabilities	$8,062	$9,272	$5,078
Total Shareholders’ Equity	$27,531	$17,969	$7,569

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of our operations and financial condition for the three and nine months ended September 30, 2010 and 2009, and for the fiscal years ended December 31, 2009 and 2008, should be read in conjunction with the Summary Financial Data, our  financial statements, and the notes to those financial statements that are included elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Overview

We design, develop, manufacture, distribute and sell casual apparel and clothing products in the PRC targeted toward middle-class Chinese men under the brand name “V·LOV”.  We sell our products to our independent distributors, each of whom is granted rights to market and sell our products in a defined market or territory.  As of September 30, 2010, we had agreements with 12 distributors throughout northern, central and southern China.  After distributors place purchase orders for our products, such products are manufactured by us and our outsourced manufacturers and delivered to our distributors.  As of November 3, 2010, our distributors owned and operated 526 points of sales, or POS, across the PRC, including counters, concessions and free standing stores and store-in-stores.  We maintain and exercise control over advertising and marketing activities from our headquarters in Fujian, China, where we set the tone for integrity, consistency and direction of the V·LOV brand image throughout China.

Our goal is to provide stylish, fashion-forward clothing, to our target customer, the male Chinese consumer aged 20 to 45. To achieve this goal, we must maintain our brand image and make our brand more exclusive. We, along with our distributors, believe that certain types of POS (counters and concessions) lessen our overall brand value. Accordingly, since the beginning of this year, our distributors have closed over 200 counters and concessions. Conversely, we believe that certain POS, mainly stand-alone stores, enhance brand value. Thus, our distributors plan to open 30 stand-alone locations by the end of this year. To date, our distributors have been willing to make such investments because we have increased our marketing budget significantly as a percentage of our revenue and because of our ability to produce clothing that we believe is reflective of our brand image. Ultimately, our goal is for our distributors to move towards stand-alone stores as this will continue to enhance our brand value amongst our target consumer base.

All of our business operations are carried out by our variable interest entity Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which we control through contractual arrangements between Yinglin Jinduren and our wholly-owned subsidiary Dong Rong Capital Investment Limited (“HK Dong Rong”), a Hong Kong company.  Through these contractual arrangements, we have the ability to control Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval, and receive a fee equal to Yinglin Jinduren’s net income. As a result of these contractual arrangements, we are considered the primary beneficiary of Yinglin Jinduren’s operations. Accordingly, we consolidate Yinglin Jinduren’s results, assets and liabilities in our financial statements.  Mr. Qingqing Wu, our Chief Executive Officer, and his brother, Mr. Zhifan Wu, hold 65.91% and 34.09%, respectively, of the ownership interests of Yinglin Jinduren.

We also have a wholly-owned PRC subsidiary through HK Dong Rong called Dong Rong (China) Co., Ltd. (“China Dong Rong”). As discussed more fully above on page 34, it is our present intention and that of the equity owners of Yinglin Jinduren to transfer all of the business operations currently conducted by Yinglin Jinduren to China Dong Rong and sell Yinglin Jinduren’s manufacturing-related assets as the Company now outsources its product manufacturing. The Company intends to exit from the contractual arrangements with Yinglin Jinduren at the time of or immediately following the completion of the planned transfer and the sale of the manufacturing-related assets, although no definitive plans have been established and approved for such sale.  The Company is still in the process of working on the planned transfer and thus such transfer has not been completed and China Dong Rong has just recently commenced conducting business activities.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods.  On an ongoing basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to our consolidated financial statements.  Our critical accounting policies are those where we have made the most difficult, subjective or complex judgments in making estimates, and/or where these estimates can significantly impact our financial results under different assumptions and conditions. Our critical accounting policies are:

Basis of presentation and consolidation

As discussed above and in Note 1 to our consolidated financial statements, our operations are conducted through Yinglin Jinduren, a PRC company in which the equity interests are held by Mr. Qingqing Wu, our chief executive officer, and his brother Mr. Zhifan Wu. Through contractual arrangements, we control the daily operations of Yinglin Jinduren, as well as all matters requiring shareholder approval.  We receive a fee equal to Yinglin Jinduren’s net income and, in the event it were to incur losses, would be expected to absorb those losses through our inability to collect the accumulated net income due to us.  As a result, we are considered to be the primary beneficiary of Yinglin Jinduren’s operations and accordingly we consolidate its assets, liabilities and results of operations in our consolidated financial statements.  We have no operations other than those conducted through Yinglin Jinduren.

Revenue Recognition

A majority of our products are manufactured on our behalf by third parties, based on orders for our products received from customers. We are responsible for product design, product specification, pricing to the customer, the choice of third party manufacturer, product quality and credit risk associated with the customer receivable. As such, the Company acts as a principal, not as an agent, and records revenues on a gross basis.

We recognize revenues in accordance with FASB ASC 605-10-S99-1 when (a) the price to the customer is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) delivery has occurred and (d) collectability of the resulting receivable is reasonably assured. Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered to the carrier designated by the customer and title passes to the customer.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. We continuously monitor collections and payments from our customers (our distributors) and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. Historically, our credit losses have not been significant and within our expectations; however, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

Our accounts receivable aging was as follows for the periods below (amounts in thousands):

From Date of Invoice to Customer:	September 30, 2010	December 31, 2009
0-30 days	$8,853	$6,914
31-60 days	2,308	2,190
61-90 days	4,178	-
91-120 days	2,600	-
121 days and above	-	-
Allowance for bad debts	-	-
Total Accounts Receivable	$17,939	$9,104

On average, we collect our receivables within 90 days. Our ability to collect is attributed to the steps that we take prior to extending credit to our distributors as discussed above. If we are having difficulty collecting from a distributor, we take the following steps: cease existing shipments to the distributor, visit the distributor to request payment on past due invoice, and if necessary, take legal recourse. If all of these steps are unsuccessful, management would then determine whether or not the receivable should be written off.

All receivables categorized over 61 days as of September 30, 2010 were collected as of November 2, 2010.

Other receivables were $109,000 and $87,000 as of September 30, 2010 and December 31, 2009, respectively.

Income Taxes

We are subject to income taxes, primarily in the PRC. We believe we have adequately provided for all taxes due but amounts asserted by tax authorities could be greater or less than the amounts we have accrued. We have concluded all PRC corporate income tax matters through September 30, 2010 and do not anticipate adjustments as a result of any tax audits within the next twelve months.

Derivative instruments

In connection with the sale of debt or equity instruments, we may sell warrants to purchase our common stock. In certain circumstances, these warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as conversion options, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The identification of, and accounting for, derivative instruments is complex. Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income in the period in which the changes occur. At September 30, 2010, the warrants that we issued in connection with sales of our series A convertible preferred stock in November 2009 and our common stock in December 2009 are accounted for as derivative instrument liabilities, We determine the fair value of these instruments using a binomial option pricing model. That model requires the use of a number of assumptions, including our expected dividend yield and the expected volatility of our common stock price over the life of the instruments. Because of the limited trading history for our common stock, we have estimated the future volatility of our common stock price based on the historical experience of other entities considered comparable to us. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect our financial statements.

Results of Operations

Results of Operations – Three and Nine Months ended September 30, 2010 as compared to Three and Nine Months ended September 30, 2009
         Comparison of Three and Nine months ended September 30, 2010 and September 30, 2009

	Three Month Periods Ended September 30,				Nine Month Periods Ended September 30,
	2009		2010		2009		2010
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Net Sales	$13,882	100.0%	$13,063	100.0%	$45,823	100.0%	$49,105	100.0%
Gross Profit	5,032	36.2%	5,420	41.5%	16,507	36.0%	19,187	39.1%
Operating Expense	1,361	9.8%	2,101	16.1%	4,473	9.8%	8,044	16.4%
Income From Operations	3,671	26.4%	3,319	25.4%	12,034	26.3%	11,143	22.7%
Other Expenses / (Income)	12	0.1%	(995)	(7.6)%	29	0.1%	(827)	(1.7)%
Income tax expenses	922	6.6%	884	6.8%	3,183	6.9%	2,992	6.1%
Net Income	$2,737	19.7%	$3,430	26.3%	$8,822	19.3%	$8,978	18.3%

Net Sales

Net sales for the three months ended September 30, 2010 were $13,063,000, a decrease of 5.9% from $13,882,000 for the same period in 2009, while net sales for the nine months ended September 30, 2010 were $49,105,000, an increase of 7.2% from $45,823,000 for the same period of 2009.  We generate revenue primarily from the sales of our apparel products to our distributors, who sell them at retail locations throughout northern, central and southern China.  These retail locations, also known as points of sales (“POS”), include counters, concessions, free standing stores and store-in-stores. We do not own or operate any V·LOV retail locations ourselves; the POS are established and owned by our distributors, each of whom operates its network of POS directly or through third-party retail operators. We design and create samples, which are presented to our distributors at our semi-annual previews for their selection and purchase based on what they believe will sell most effectively at their POS. Additionally, we set guidelines for our distributors as to how our products are to be advertised and displayed. We believe that our sales are driven by marketing and advertising as well as by creating fashionable designs. The decrease in our sales for the three months ended September 30, 2010 was primarily attributable to decreases in sales to distributors in Jiangxi, Zhejiang and Yunnan provinces due to their closing of counters and concessions. The increase in sales for the nine months ended September 30, 2010 was a result of our stronger sales results during the second quarter of 2010.

Since 2009, we have been devoting our marketing efforts in the northeastern provinces because of the market opportunities for our products in these provinces with high concentrations of second and third tier cities. We have continued to upscale our product offerings to our distributors and have been working with our distributors to sell our products primarily via free standing store and store-in-store POS and not through counter and concession POS as we believe that free standing stores and store-in-stores strengthen our brand image with consumers. In this regard, our distributors have collectively closed more than 271 counters and concessions since March 31, 2010 in preparation of opening new free standing stores and store-in-stores. We anticipate that our distributors will open between 30 to 40 stand alone stores that reflect VLOV’s upscale brand image by December 31, 2010.

The following table sets forth the geographical breakdown of our net sales for the periods indicated:

	Three Month Periods Ended September 30,					Nine Month Periods Ended September 30,
	2009		2010			2009		2010
	(Amounts in thousands, in U.S. Dollars, except for percentages)					(Amounts in thousands, in U.S. Dollars, except for percentages)
	$	% of net sales	$	% of net sales	Growth (Decline) in 2010 compared with 2009	$	% of net sales	$	% of net sales	Growth (Decline) in 2010 compared with 2009

Beijing	$641	4.6%	$616	4.7%	(3.9)%	$2,108	4.6%	$2,554	5.2%	21.2%
Zhejiang	2,440	17.6%	2,109	16.2%	(13.6)%	8,873	19.3%	7,836	16.0%	(11.7)%
Shandong	1,600	11.5%	1,525	11.7%	(4.7)%	5,119	11.2%	6,214	12.7%	21.4%
Jiangxi	1,465	10.6%	1,150	8.8%	(21.5)%	5,342	11.6%	4,099	8.4%	(23.8)%
Yunnan	1,404	10.1%	1,048	8.0%	(25.4)%	4,622	10.1%	3,960	8.0%	(14.3)%
Shanxi	1,001	7.2%	907	6.9%	(9.4)%	3,300	7.2%	3,395	6.9%	2.9%
Liaoning	1,135	8.2%	1,115	8.5%	(1.8)%	3,256	7.1%	4,387	8.9%	34.8%
Hubei	1,923	13.9%	1,671	12.8%	(13.1)%	6,205	13.6%	6,351	12.9%	2.4%
Henan	1,006	7.2%	844	6.5%	(16.1)%	3,328	7.3%	3,286	6.7%	(1.3)%
Guangxi	945	6.8%	869	6.7%	(8.04)%	3,101	6.8%	3,298	6.7%	6.4%
Sichuan	228	1.6	330	2.5%	44.7%	228	0.5%	2,103	4.3%	823.4%
Fujian	94	0.7%	879	6.7%	835.1%	341	0.7%	1,622	3.3%	375.7%
Total Net Sales	$13,882	100.0%	$13,063	100.0%	(5.9)%	$45,823	100.0%	$49,105	100.0%	7.2%

Cost of Sales and Gross Profit Margin

The following table sets forth the components of our cost of sales and gross profit both in absolute amount and as a percentage of net sales.

	Three Month Periods Ended September 30,				Nine Month Periods Ended September 30,
	2009		2010		2009		2010
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Net Sales	$13,882	100.0%	$13,063	100.0%	$45,823	100.0%	$49,105	100.00%
O.E.M. Finished Goods	8,124	58.5%	6,841	52.4%	26,798	58.5%	28,235	57.5%
Raw Materials	517	3.7%	632	4.8%	1,706	3.7%	1,198	2.4%
Labor	165	1.2%	-	-%	643	1.4%	333	0.7%
Overhead and Other Expenses	44	0.3%	170	1.3%	169	0.4%	152	0.3%
Total Cost of Sales	8,850	63.8%	7,643	58.5%	29,316	64.0%	29,918	60.9%
Gross Profit	$5,032	36.3%	$5,420	41.5%	$16,507	36.0%	$19,187	39.1%

We presently outsource 100% of our manufacturing to third parties, based on orders for our products that we receive from our distributors based on the clothing samples we design and create. Historically, we have outsourced to two types of manufacturers: (1) sub-contractors, which require us to provide them with the raw materials for our products, and (2) O.E.M. manufacturers, that supply their own raw materials. Beginning in 2009, we have shifted our outsourcing to O.E.M. manufacturers. Our plan is continue outsourcing our manufacturing needs. O.E.M. finished goods cost, representing our purchase of finished products from the O.E.M. manufacturers, accounted for 52.4% and 57.5% of our sales for the three months and nine months periods ended September 30, 2010, respectively, compared to 58.5%  and 58.5% for the same periods in 2009, respectively.

Total cost of sales for the three months and nine months periods ended September 30, 2010 was $7,643,000 and $29,918,000, respectively, a decrease of 14.6% from $8,850,000 for the same three-month period in 2009, and a decrease of 0.4% from $29,316,000 for the same nine-month period in 2009, primarily due to increased production efficiency through outsourcing to O.E.M. manufacturers as well as lower sales in the third quarter of 2010. As a percentage of net sales, our cost of sales was 58.5% and 60.9% for the three months and nine months ended September 30, 2010 respectively, down slightly from 63.8% and 64.0% for the same three-month and nine-month periods in 2009, respectively. Consequently, gross margin as a percentage of net sales increased to 41.5% and 39.1% for the three months and nine months ended September 30, 2010, respectively, from 36.3% and 36.0% in the same periods in 2009, respectively. Our gross margin increased mainly due to increased production efficiency through outsourcing to O.E.M. manufacturers and a 5% price increase to our distributors.

The following table sets forth our net sales, cost of sales, gross profit and gross margin of the geographic market segments for the periods indicated.

	Three Months Ended September 30,
	2010				2009
	Net Sales	Cost of sales	Gross profit	Gross margin	Net Sales	Cost of sales	Gross profit	Gross margin
	(Amounts in thousands, in U.S. Dollars, except for percentages)

Beijing	$616	$345	$271	44.0%	$641	$409	$232	36.2%
Zhejiang	$2,109	$1,180	$929	44.1%	$2,440	$1,555	$885	36.3%
Shandong	$1,525	$853	$672	44.1%	$1,600	$1,020	$580	36.3%
Jiangxi	$1,150	$643	$507	44.1%	$1,465	$934	$531	36.3%
Yunnan	$1,048	$586	$462	44.1%	$1,404	$895	$509	36.3%
Shaanxi	$907	$508	$399	44.0%	$1,001	$638	$363	36.3%
Liaoning	$1,115	$624	$491	44.0%	$1,135	$724	$411	36.2%
Hubei	$1,671	$935	$736	44.1%	$1,923	$1,226	$697	36.3%
Henan	$844	$472	$372	44.1%	$1,006	$641	$365	36.3%
Guangxi	$869	$486	$383	44.1%	$945	$602	$343	36.3%
Sichuan	$330	$185	$145	43.9%	$228	$146	$82	36.0%
Fujian	$879	$826	$53	6.0%	$94	$60	$34	36.2%
Total	$13,063	$7,643	$5,420	41.5%	$13,882	$8,850	$5,032	36.3%

	Nine Months Ended September 30,
	2010				2009
	Net Sales	Cost of sales	Gross profit	Gross margin	Net Sales	Cost of sales	Gross profit	Gross margin
	(Amounts in thousands, in U.S. Dollars, except for percentages)

Beijing	$2,554	$1,543	$1,011	39.6%	$2,108	$1,348	$760	36.1%
Zhejiang	$7,836	$4,718	$3,118	39.8%	$8,873	$5,675	$3,198	36.0%
Shandong	$6,214	$3,751	$2,463	39.6%	$5,119	$3,274	$1,845	36.0%
Jiangxi	$4,099	$2,468	$1,631	39.8%	$5,342	$3,417	$1,925	36.0%
Yunnan	$3,960	$2,386	$1,574	39.8%	$4,622	$2,956	$1,666	36.1%
Shaanxi	$3,395	$2,045	$1,350	39.8%	$3,300	$2,111	$1,189	36.0%
Liaoning	$4,387	$2,645	$1,742	39.7%	$3,256	$2,083	$1,173	36.0%
Hubei	$6,351	$3,827	$2,524	39.7%	$6,205	$3,969	$2,236	36.0%
Henan	$3,286	$1,981	$1,305	39.7%	$3,328	$2,128	$1,200	36.1%
Guangxi	$3,298	$1,987	$1,311	39.8%	$3,101	$1,984	$1,117	36.0%
Sichuan	$2,103	$1,280	$823	39.1%	$228	$146	$82	36.0%
Fujian	$1,622	$1,287	$335	20.7%	$341	$225	$116	34.0%
Total	$49,105	$29,918	$19,187	39.1%	$45,823	$29,316	$16,507	36.0%

Selling, General and Administrative Expenses

	Three Months Ended September 30,				Nine months Ended September 30,
	2009		2010		2009		2010
	$	% of Total Net Sales	$	% of Total Net Sales	$	% of Total Net Sales	$	% of Total Net Sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Gross Profit	$5,032	36.2%	$5,420	41.5%	$16,507	36.0%	$19,187	39.1%
Operating Expenses:
Selling Expenses	841	6.1%	1,399	10.7%	2,900	6.3%	5,442	11.1%
General and Administrative Expenses	520	3.7%	702	5.4%	1,573	3.4%	2,602	5.3%
Total	1,361	9.8%	2,101	16.1%	4,473	9.8%	8,044	16.4%
Income from Operations	$3,671	26.4%	$3,319	23.4%	$12,034	26.3%	$11,143	22.7%

Selling expenses for the three months ended September 30, 2010 increased by 66.3% to $1,399,000 as compared to the same period in 2009, and increased by 87.7% to $5,442,000 for the nine months ended September 30, 2010 as compared to for the same periods in 2009.   For the three months ended September 30, 2010, our selling expenses increased as a result of branding, marketing and advertising expenses. For the nine months ended September 30, 2010, the increase was mainly due to the expenses associated with our Fall 2010 preview held in May 2010 and to increased advertising costs. In order to increase our brand image and awareness, we anticipate that our selling expenses will continue to increase in absolute dollars as well as a percentage of sales. We expect that our selling expenses will continue to increase as we continue our marketing efforts to support our existing distribution network as well as to penetrate potential new markets in these regions.

General and administrative expenses increased by 35.0% from $520,000 for the three months ended September 30, 2009 to $702,000 for the same period in 2010, and increased by 65.5% from $1,573,000 for the nine months ended September 30, 2009 to $2,602,000 for the same period in 2010.  The increase was mainly due to the increase in expenses related to operating as a U.S. public company and $391,000 in liquidated damages accrued for the nine months ended September 30, 2010 from not having an effective registration statement registering the shares of common stock issued in connection with our fourth quarter 2009 financings, including the shares underlying the preferred stock and warrants issued in the financings. As we continue to further improve our operating infrastructure and incur expenses related to being a U.S. public company, we anticipate that our general and administrative expenses will continue to increase in absolute dollars as well as a percentage of total revenues.

Change in Fair Value of Derivative Liability

We issued common stock purchase warrants to the investors in our financings completed in October, November and December 2009. These warrants are accounted for at fair value as derivative instruments and are marked-to-market each period, with changes in the fair value charged or credited to income each period and do not impact cash flow as these are non-cash charges. During the three and nine months ended September 30, 2010, we recorded a gains of $992,000 and $817,000, respectively. In future periods, we may experience significant gains or losses, as the value of these warrants fluctuates in response to changes in our stock price.

Income Tax Expenses

Income tax expense for the three months and nine months ended September 30, 2010 amounted to $884,000 and $2,992,000, respectively, compared to $922,000 and $3,183,000 for the same three-month and nine-month periods in 2009, respectively.  Our statutory income tax rate for 2010 is 25%, the same as in 2009.

The following table reconciles the theoretical tax expense calculated at the statutory rates to the Company’s effective tax expense for the nine months ended September 30, 2010 and 2009 respectively.

Reconciliation of effective tax expense (in thousands):
	Three and Nine months Ended September 30,
	2010	2009

Theoretical tax expense calculated at PRC statutory enterprise income tax rate of 25%	$2,993	$3,001
Tax effect of non-deductible expenses	(1)	182
Effective tax expense	$2,992	$3,183

Net Income

As a result of the foregoing, net income for the three months and nine months ended September 30, 2010 was $3,430,000 and $8,978,000, respectively, an increase of 25.3% from $2,737,000 for the same three-month period in 2009 and an increase of 1.7% from $8,822,000 for the same nine-month period in 2009.

Results of Operations – Year ended December 31, 2009 as compared to Year ended December 31, 2008

	Year Ended December 31,
	2009		2008
	Amount	% of net sales	Amount	% of net sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Net Sales	$64,343	100.00%	$51,867	100.00%
Gross Profit	$23,263	36.15%	$18,551	35.77%
Operating Expenses	$9,694	15.07%	$6,249	12.05%
Income From Operations	$13,569	21.08%	$12,302	23.72%
Other Expenses / (Income)	$(982)	(1.53)%	$44	0.08%
Income Tax Expense	$4,106	6.38%	$3,065	5.91%
Net Income	$10,445	16.23%	$9,193	17.73%

Net Sales

Net sales were $64,343,000 for the year ended December 31, 2009 compared with $51,867,000 for 2008, an increase of $12,476,000 or 24%.  We generate revenue primarily from the sales of our apparel products to our distributors, who retail them throughout northern, central and southern China.  These retail locations, also known as points of sales (“POS”), include counters, concessions, free standing stores and store-in-stores. We design and create samples, which are presented to our distributors at our biannual previews for their selection and purchase based on what they believe will sell most effectively in their POS. Additionally, we set guidelines for our distributors as to how our products are to be advertised and displayed. We believe that our sales are driven by marketing and advertising as well as by creating fashionable designs. We do not own or operate any V·LOV retail locations ourselves; the POS are established and owned by our distributors, each of whom operates its network of POS directly or through third-party retail operators. The increase in our sales was primarily attributable to our marketing efforts and the increase in the number of POS in our distributors’ retail sales network, from 689 in 2008 to 742 in 2009.

The following table sets forth the geographical breakdown of our net sales for the periods indicated:

	Year Ended December 31,
	2009		2008
	(Amounts in thousands, in U.S. Dollars, except for percentages)
	Amount	% of net sales	Amount	% of net sales	Growth (Decline) in 2009 compared with 2008
Beijing	$2,963	4.60%	$1,707	3.29%	73.58%
Zhejiang	$12,206	18.97%	$13,361	25.76%	(8.64)%
Shandong	$7,204	11.20%	$5,407	10.42%	33.23%
Jiangxi	$6,997	10.87%	$7,910	15.25%	(11.54)%
Yunnan	$6,345	9.86%	$4,854	9.36%	30.72%
Shanxi	$4,634	7.20%	$3,051	5.88%	51.88%
Liaoning	$4,896	7.61%	$2,741	5.29%	78.62%
Hubei	$8,712	13.54%	$6,600	12.72%	32.00%
Henan	$4,668	7.26%	$2,915	5.62%	60.14%
Guangxi	$4,360	6.78%	$2,841	5.48%	53.47%
Sichuan	$829	1.29%	$-	-%	-%
Fujian	$529	0.82%	$480	0.93%	10.21%
Total Net Sales	$64,343	100.00%	$51,867	100.00%	24.05%

Cost of Sales and Gross Profit Margin

The following table sets forth the components of our cost of sales and gross profit both in absolute amount and as a percentage of total net sales.

	Year Ended December 31,
	2009		2008
	Amount	% of net sales	Amount	% of net sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Net Sales	$64,343	100.0%	$51,867	100.00%
O.E.M. Finished Goods Cost	$36,605	56.89%	$26,267	50.64%
Raw Materials	$3,040	4.72%	$4,758	9.17%
Labor	$1,168	1.82%	$759	1.46%
Subcontract Production Costs	$-	-%	$809	1.56%
Overhead and Other Expenses	$267	0.42%	$723	1.40%
Total Cost of Sales	$41,080	63.85%	$33,316	64.23%
Gross Profit	$23,263	36.15%	$18,551	35.77%

A majority of our products are manufactured on our behalf by third parties, based on orders for our products that we receive from our distributors based on the clothing samples we design and create. Historically, we have outsourced to two types of manufacturers: (1) sub-contractors, which require us to provide them with the raw materials for our products, and (2) O.E.M. manufacturers, which supply their own raw materials. Beginning in 2009, we have shifted our outsourcing entirely to O.E.M. manufacturers.

As we shifted away from sub-contract manufacturing entirely to O.E.M. manufacturing in 2009, the components of our cost of sales have correspondingly shifted. Raw material costs and subcontract production costs accounted for 4.72% and 0%, respectively, of our total net sales in 2009, compared with 9.17% and 1.56%, respectively, in 2008. With the shift to O.E.M. manufacturing, O.E.M. finished goods cost, representing our purchase of finished products from the O.E.M. manufacturers, correspondingly increased, accounting for 56.89% of our total net sales in 2009, compared with 50.64% in 2008.

Labor cost accounted for 1.82% of our total net sales in 2009, compared with 1.46% in 2008. The increase was primarily attributable to increases in management and quality control costs in tandem with the increase in O.E.M. finished goods cost, from $26,267,000 for 2008 to $36,605,000 for 2009.

Overhead and other expenses were 0.42% of our total net sales in 2009, compared with 1.39% for 2008. The decrease was primarily attributable to the reduction of our own production activities and volume.

Total cost of sales for 2009 was $41,080,000, an increase of 23.30% from $33,316,000 for 2008. As a percentage of total net sales, our cost of sales decreased to 63.85% of total net sales for 2009, down from 64.23% of total net sales for 2008. Consequently, gross margin as a percentage of total net sales increased to 36.15% for 2009 from 35.77% for 2008. Our gross margin increased mainly due to the general recovery of the Chinese economy in 2009 and our customers’ acceptance of increases in selling prices.

The following table sets forth our total net sales, cost of sales, gross profit and gross margin of the geographic market segments for the periods indicated.

	Year Ended December 31,
	2009				2008
	Net Sales	Cost of sales	Gross profit	Gross profit %	Net Sales	Cost of sales	Gross profit	Gross profit %
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Beijing	$2,963	$1,890	$1,073	36.21%	$1,707	$1,108	$599	35.09%
Zhejiang	$12,206	$7,790	$4,416	36.18%	$13,361	$8,580	$4,781	35.78%
Shandong	$7,204	$4,597	$2,607	36.19%	$5,407	$3,479	$1,928	35.66%
Jiangxi	$6,997	$4,467	$2,530	36.16%	$7,910	$5,079	$2,831	35.79%
Yunnan	$6,345	$4,049	$2,296	36.19%	$4,854	$3,119	$1,735	35.74%
Shanxi	$4,634	$2,957	$1,677	36.19%	$3,051	$1,964	$1,087	35.63%
Liaoning	$4,896	$3,123	$1,773	36.21%	$2,741	$1,768	$973	35.50%
Hubei	$8,712	$5,559	$3,153	36.19%	$6,600	$4,217	$2,383	36.11%
Henan	$4,668	$2,979	$1,689	36.18%	$2,915	$1,857	$1,058	36.30%
Guangxi	$4,360	$2,782	$1,578	36.19%	$2,841	$1,816	$1,025	36.08%
Sichuan	$829	$527	$302	36.43%	$-	$-	$-	-%
Fujian	$529	$360	$169	31.95%	$480	$329	$151	31.46%
Total	$64,343	$41,080	$23,263	36.15%	$51,867	$33,316	$18,551	35.77%

Selling, General and Administrative Expenses

	Year Ended December 31,
	2009		2008
	Amount	% of Net Sales	Amount	% of Net Sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Gross Profit	$23,263	36.15%	$18,551	35.77%
Operating Expenses:
Selling Expenses	4,604	7.16%	3,547	6.84%
General and Administrative Expenses	5,090	7.91%	2,702	5.21%
Total	9,694	15.07%	6,249	12.05%
Income from Operations	13,569	21.08%	12,302	23.72%

Selling expenses were $4,604,000 in 2009, compared with $3,547,000 in, an increase of $1,057,000 or 29.80%.  The increase was mainly due to a $495,000 increase in promotional and advertising expenses, from $2,684,000 for 2008 to $3,179,000 for 2009. In order to increase our brand image and awareness, we anticipate that our selling expenses will continue to increase in absolute dollars and as a greater percentage of total revenue, as we continue our marketing efforts to support our existing distribution network as well as to penetrate potential new markets.

General and administrative expenses increased from $2,702,000 for 2008 to $5,090,000 for 2009, an increase of $2,388,000 or 88.38%.  The increase was mainly due to the professional fees incurred in connection with our reverse acquisition transaction in February 2009, including legal and accounting fees. As we continue to further improve our operating infrastructure and incur expenses related to being a U.S. public company, we anticipate that our general and administrative expenses will continue to increase in absolute dollars as well as a percentage of total revenues.

Change in Fair Value of Derivative Liability

We issued common stock purchase warrants to the investors in our financings completed in November and December 2009.  These warrants are accounted for at fair value as derivative instruments and are marked-to-market each period, with changes in the fair value charged or credited to income each period. In 2009, the fair value of these warrants declined between the time they were issued and year end, and we recognized a gain of $1,009,000, primarily as a result of the reduction in our stock price.  As a result, we had other income added to our net income for the year ended December 31, 2009 as opposed to other expenses for the prior year. In future periods, we will continue to experience significant gains or losses as the value of these warrants fluctuates in response to changes in our stock price.

Interest Expense

Interest expense was $58,000 for 2009 compared with $67,000 for 2008 mainly due to an additional $1,000,000 short-term loan we obtained in 2009 to supplement our working capital.

Income Tax Expenses

In both 2008 and 2009, we were subject to income tax at a rate of 25%. Income tax expense for 2008 and 2009 amounted to $3,065,000 and $4,106,000, respectively. The increase in income tax expense was attributable to the increase in assessable profit for the year ended December 31, 2009.

Net Income

Net income was $10,445,000 for the year ended December 31, 2009, compared with $9,193,000 for the year ended December 31, 2008, an increase of $1,252,000 or 13.62%.

Net Income Attributable to Common Shareholders

In connection with the Preferred Shares issued in our financing completed in November 2009, $4,003,000 of our net income for the year ended December 31, 2009 was deemed dividend on the Preferred Shares, resulting in $6,442,000 in net income attributable to our common shareholders for 2009, compared with $9,193,000 of net income attributable to common shareholders from a year ago, a 29.92% decrease.

Liquidity and Capital Resources

Nine Months ended September 30, 2010

Net cash used in operating activities in the nine months ended September 30, 2010 was $3,352,000, compared with net cash provided by operating activities of $11,356,000 in the same period of 2009, a decrease of $14,739,000. This decrease was primarily attributable an increase in accounts receivable of $9,030,000 and an increase in trade deposits of $4,564,000. Our accounts receivable balance increased as some distributors paid later, but within trade terms.  As of November 2, 2010, we collected all receivables that were aged over 60 days as of September 30, 2010.  Our trade deposits increased as we have shifted to 100% third party manufacturing and increased the number of our suppliers from 5 as of December 31, 2009 to 23 as of September 30, 2010.

Net cash used in investing activities was $3,027,000 in the nine months ended September 30, 2010, compared with $nil cash provided by investing activities in the same period of 2009. The net cash used in investing activities was mainly due to a time deposit balance made of $3,020,000 which matured on September 30, 2010 and was subsequently reinvested into a time deposit with a maturity date of March 31, 2011.

Net cash provided by financing activities was $2,343,000 in the nine months ended September 30, 2010, compared with net cash used in financing activities of $4,896,000 in the same period of 2009. This increase in net cash provided by financing activities was primarily due to repayment from a director of $2,409,000 on March 29, 2010. Additionally, dividends in the amount of $5,131,000 were declared and paid by Yinglin Jinduren to its equity owners during the nine months ended September 30, 2009 (prior to our share exchange transaction with PXPF in February 2009). No dividends have been declared or paid since, including during the nine months ended September 30, 2010.

As of September 30, 2010, we had cash and cash equivalents of $7,149,000, total current assets of $35,593,000 and current liabilities of $5,140,000, which is net of the $2,848,000 derivative liability.  The $2,848,000 derivative liability relating to our warrants will be allocated to equity when the warrants are exercised and eliminated when the warrants expire. The $2,848,000 derivative liability does not require a cash settlement. We presently finance our operations primarily from the cash flow from our operations, and we anticipate that this will continue to be our primary source of funds to finance our short-term cash needs. Our cash balance as of November 12, 2010 was $7,229,000.

On November 19, 2009, we incorporated China Dong Rong with $8,000,000 in registered capital of which $4,000,000 was funded. There was no restriction on the funds contributed, and therefore such contribution is not reflected as a statutory reserve.  We intend to amend China Dong Rong’s articles of incorporation to lower its registered capital requirement by November 19, 2011 to $4,000,000.  If we are not able to amend China Dong Rong’s articles of incorporation to lower the registered capital requirement to $4 million, then we will be required to contribute China Dong Rong’s remaining required registered capital of $4 million.

Year ended December 31, 2009

As of December 31, 2009, we had cash and cash equivalents of $11,036,000, other current assets of $14,976,000 and current liabilities of $9,197,000. We presently finance our operations primarily from the cash flow from our operations, and we anticipate that this will continue to be our primary source of funds to finance our short-term cash needs. We raised approximately $8 million in November 2009 from private placement of our Preferred Shares and Warrants, and an additional $1.87 million in December 2009 from private placement of our common stock and Warrants, for general working capital, including for marketing and brand promotion, and expansion and/or enhancement of our existing distribution network and facilities. Depending on the extent of such activities, if any, we may need additional capital.

Net cash provided by operating activities in 2009 was $5,668,000 compared with $9,027,000 in 2008. This decrease was mainly attributable to trade deposits paid of $2,307,000 near the end of 2009.

Net cash provided by investing activities was $51,000 in 2009, compared with $114,000 net cash provided by investing activities in 2008. This decrease in 2009 was mainly due to a decrease in advances from a Company director.

Net cash provided by financing activities was $2,452,000 in 2009, compared with net cash used of $9,389,000 in 2008. The increase in net cash provided by financing activities was mainly due to the equity financings that we completed in November and December 2009. Also, $2,428,000 was converted into RMB to avoid currency translation losses from RMB appreciation against the U.S. dollars and held in trust in a personal RMB account of Mr. Qingqing Wu, our chief executive officer, which amount we did not deposit back into our account until after the fiscal year end. In 2008 and 2009, Yinglin Jinduren paid dividends to its equity owners, in the amount of $5,131,000 and $9,389,000 for 2009 and 2008 respectively, which were declared and paid prior to our reverse acquisition of PXPF. Since the completion of the reverse acquisition, neither we nor Yinglin Jinduren have declared or paid any dividend, nor do we currently expect to declare or pay any dividends.

As of December 31, 2009, we had inventories of $285,000, compared with $514,000 as of December 31, 2008. The decrease in inventories resulted from the continuing shift to outsourcing our manufacturing requirements for a majority of our products, with finished goods shipped directly to our distributors after final quality inspection. As a result, raw material and finished goods as of December 31, 2009 decreased to $145,000 and $125,000, respectively, from $262,000 and $229,000, respectively, as of December 31, 2008.

As of December 31, 2009, our accounts and other receivables amounted to $9,191,000, an increase of 17.2% from $7,843,000 as of December 31, 2008. The debtor turnover ratio increased to 48 days as of December 31, 2009 from 44 days as of December 31, 2008. The increase in accounts receivable was mainly due to increases in sales and delay of payment by our distributors. Although the debtor turnover ratio increased by 4 days, the average settlement days were still less than 90 days and within the credit period we grant to our distributors.

As of December 31, 2009, we had accounts payables of $2,565,000, compared with $2,040,000 as of December 31, 2008, an increase of 26%. The increase was mainly due to an increase in amount of O.E.M. finished goods purchased resulting from our increased sales. As of December 31, 2008, most of our accounts payables were aged less than 90 days. With increasing cash inflows during 2009, we were able to settle our outstanding payables and as a result, most of our accounts payables as of December 31, 2009 were aged less than 90 days.

As of December 31, 2009, we had accrued expenses and other payables of $583,000, compared with $543,000 as of December 31, 2008. The change was mainly due to settlement of advertising subsidies payable in 2009 and our accrual of $300,000 in penalties anticipated with the registration statement filed in connection with our November and December 2009 financings.

Quantitative and Qualitative Disclosures about Market Risk

We are a “smaller reporting company” as defined by Regulations S-K and as such, are not required to provide this information.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We present below a summary of the most significant assumptions used in our determination of amounts presented in the tables in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of September 30, 2010, and the effect that these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1 Year +
	(in thousands of dollars)
Contractual Obligations :

Total Indebtedness	$599	$599	$-

Operating Leases	142	18	124

Total Contractual Obligations:	$741	$617	$124

Total indebtedness consists of installment loans from financial institutions in the PRC.

Operating lease amounts include minimum lease payments under our non-cancelable operating leases for office facilities, as well as limited computer and office equipment that we utilize under certain lease arrangements.

Off-Balance Sheet Arrangements

Under the operating agreement between our subsidiary HK Dong Rong and our variable interest entity Yinglin Jinduren, it was agreed that, if any guarantee for the performance of Yinglin Jinduren for any contract or loan was required, HK Dong Rong would agree to provide such guarantee.  To date, no such guarantees have been provided. We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not use off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure nor do we maintain any other off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions, or other financial or investment purposes. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings, and we are not aware of any material legal proceedings pending or threatened against us.  We are also not aware of any material legal proceedings involving any of our directors, officers, or affiliates or any owner of record or beneficially of more than 5% of any class of our voting securities.

MANAGEMENT

Effective April 27, 2010, Mr. Yushan Zheng voluntarily resigned as our Chief Financial Officer. Mr. Zheng’s resignation was not the result of any material disagreement with us or any matter relating to our operations, policies or practices. Our board of directors appointed Mr. Bennet P. Tchaikovsky to replace Mr. Zheng.

Effective June 1, 2010, Mr. Congming Xie and Mr. Zhifan Wu each voluntarily resigned from our board of directors. The decision by each of them to resign from his directorship was not the result of any material disagreement with us or any matter relating to our operations, policies or practices. Our board of directors appointed Mr. Jianhui Wang to fill one of the vacancies created by these resignations.

Our current directors and executive officers, their ages, their respective offices and positions, and their respective dates of election or appointment are as follows:

Name	Age	Position Held	Officer/Director since
Qingqing Wu	40	Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer	February 23, 2009

Bennet P. Tchaikovsky	41	Chief Financial Officer	April 27, 2010

Jianwei Shen	54	Director	March 7, 2009

Yuzhen Wu	32	Director	March 7, 2009

Ying Zhang	32	Director	March 10, 2010

Jianhui Wang	40	Director	June 1, 2010

Business Experience Descriptions

Set forth below is a summary of our executive officers’ and directors’ business experience for the past 5 years.

Qingqing Wu graduated from Xiamen Jimei School of Light Industry in 1990 with a major in apparel design and received a Master of Business Administration degree from Tsing-Hua University in 2007.  Mr. Wu worked as a designer at Huacai Apparel Factory (“Huacai”) in Jinjiang County from August 1990 to August 1992.  Between September 1992 and September 1994, Mr. Wu served as the Director of Design and Assistant to General Manager at Shidali Apparel Co., Ltd. (“Shidali”) in Jinjiang City.  Neither Huacai nor Shidali is an affiliate of, or otherwise associated with, the Company.  In November 1994, Mr. Wu founded Yinglin Jinduren, our operating business segment, and is currently its Chairman, Executive Director, Chief Designer and majority equity owner.  Since November 2009, Mr. Wu has also served as the Standing Director of the First Committee of the Association of Fabric & Apparel in Jinjiang City, a local trade association.  Mr. Wu was chosen to serve as Chairman of our board of directors because of his extensive experience as founder, Chairman and Executive Director of our operating business segment and also because of his prior educational background and work experience as part of management and as a designer in other Chinese apparel businesses.

Bennet P. Tchaikovsky is presently the chief financial officer for China Jo-Jo Drugstores, Inc. (“China Jo-Jo”) which he performs on a part-time basis.  China Jo-Jo is a U.S. public company (NASDAQ: CJJD) operating a chain of pharmacies in China, and Mr. Tchaikovsky assists the company primarily with preparing its financial statements and other financial reporting obligations.  From May 2008 to April 16, 2010, Mr. Tchaikovsky served as the chief financial officer of Skystar Bio-Pharmaceutical Company (“Skystar”) which he performs on a part-time basis.  Skystar is a U.S. public company (NASDAQ: SKBI) that manufactures and distributes veterinary medicines and related products in China, and Mr. Tchaikovsky assisted the company primarily with preparing its financial statements and other financial reporting obligations.  From March 2008 through November 2009, Mr. Tchaikovsky was a director of Ever-Glory International Group (“Ever-Glory”), and served on the audit committee as chairman and on the compensation committee as a member.  Ever-Glory is a U.S. public company (AMEX: EVK) and apparel manufacturer based in China.  From December 2008 through November 2009, Mr. Tchaikovsky was a director of Sino Clean Energy, Inc. (“Sino Clean”), and served on the audit committee as chairman and on both the compensation and nominating committees as members.  Sino Clean is a U.S. public company (NASDAQ: SCEI) and manufactures a coal fuel substitute in China.  From July 2004 through October 2007, Mr. Tchaikovsky served as the chief financial officer of Innovative Card Technologies, Inc. (“ICT”), a U.S. public company and developer of “one-time-password” security solutions.  In such role, Mr. Tchaikovsky assisted the company primarily with preparing its financial statements and other financial reporting obligations. Mr. Tchaikovsky acted as a consultant to ICT from November 2007 until July 2008. None of the foregoing companies is related to or affiliated with us.  Mr. Tchaikovsky is a licensed Certified Public Accountant and an inactive member of the California State Bar.  He received a B.A. in Business Economics from the University of California at Santa Barbara, and a J.D. from Southwestern University School of Law.

Dr. Jianwei Shen holds a Doctorate of Economics and Management from China Agricultural University, a Doctorate of Philosophy from Hohenheim University in Germany, a Master Degree in Economics and Management from Beijing Agricultural University, and a Bachelor’s Degree in Agricultural Economics from Beijing Agricultural University.  Dr. Shen’s vast educational background in economics and management as well as his experience working with China-based companies, including companies that are  publicly traded outside of China, provided the basis for concluding that Dr. Shen should be chosen to serve as a member of the Company’s board of directors.  Since October 2006, Dr. Shen has been an independent director and a member of the Audit Committee of the China Essence Group Ltd., a food processing company listed on the Singapore Exchange (Main Board).  From January 2002 to January 2005, he served as a project manager for marketing at Fujian Fuma Foods Group Co., a distributor of finished food products, and he worked as a project manager for marketing at Beijing Dasbro Co. Ltd., a maker of potato chips, from November 1993 to December 2000.  None of these companies that Dr. Shen worked with is related to or affiliated with us.  Dr. Shen is also a member of the Specialist Advisors to the City of Jinjiang, Fujian, which advises the municipal government on policy issues, a position he has held since January 2006.  Dr. Shen also provides strategic corporate advisory services to Yinglin Jinduren.

Yuzhen Wu graduated from Huaqiao University in 1998 with a major in Business Management. Mr. Wu is a valued management member of Yinglin Jingduren, where he has worked since May 1998.  Mr. Wu was chosen to be a member of our board of directors because of his extensive work and management experience in the apparel industry that he has gained as a member of the management team of Yinglin Jinduren, our operating business segment, as described more fully below.   From June 1998 to August 2001, Mr. Wu worked as the workshop director supervising all aspects of our production workshop.  From September 2001 to October 2003, Mr. Wu worked as the production manager overseeing all production arrangements and process.  Mr. Wu served as the vice general manager between November 2003 and January 2006, supervising and managing our production, quality and inventory planning process, and as director of the general production management since February 2006, coordinating with O.E.M. manufacturers to ensure that their production volumes and quality meet with our requirements.

Ying (Teresa) Zhang is currently the chief financial officer and a director of China Wind Systems, Inc. (“China Wind”), a U.S. public company (NASDAQ: CWS) that manufactures wind power equipment in China.   Ms. Zhang was chosen to serve as a member of the board of directors because of her experience with China Wind, as well as her extensive prior work experience and educational background in the accounting field.  Ms. Zhang was previously an auditing manager at GC Alliance HK CPA in Beijing from July 2005 until January 2010, where she provided auditing services to China-based companies.  From January 2003 through June 2005, Ms. Zhang served as a liaison officer for the Australian-Chinese Friendship Business Association, a trade organization, and from July 2000 to September 2002 she was an auditor at Ernst & Young in Beijing.  None of these companies that Ms. Zhang worked with is related to or affiliated with us. Ms. Zhang is a certified practicing accountant in Australia.  She received a bachelor’s degree in international accounting from Renmin University in China in 1996 and a master’s degree in accounting from Macquarie University in Australia in 2005.  Her accounting background and her experiences working with China-based companies both from the inside and as an outside auditor are valuable resources for us in structuring and managing our own internal control and financial reporting measures.

Jianhui Wang is currently the president of Zhongbang Investment Management Group, Inc., a China-based private investment firm, to which he was appointed in August 2008.  Mr. Wang’s experience as an executive officer at several China-based companies as well as his extensive educational background and experience in field of business management were key factors in determining that Mr. Wang should be a member of our board of directors. Prior to that position, from August 2004 to July 2008, Mr. Wang was the vice president and chief financial officer of China World Team Investment Holding Co., Ltd., which plans and promotes sports events and distributes sports drinks in China. Mr. Wang served as the president of Fujian Shishi Sea World Co., Ltd., which develops and produces marine life displays and marine science education programs, from August 2001 to July 2004, and as the vice president and vice chairman of the board of Fujian Dayu Tourism Development Co., Ltd., which develops and manages tourism sites, from June 1998 to July 2001.  From August 1996 to May 1998, Mr. Wang was the vice president of Longchuan (Fujian) Recreation Co., Ltd., which produces marine life displays and develops and manages tourism sites.  None of these companies that Mr. Wang worked with is related to or affiliated with us. Mr. Wang is also a senior economist and visiting professor at Guanghua School of Management at Peking University. Mr. Wang graduated with a Master of Business Administration from Xiamen University in 1995 and obtained his Bachelor of Management Science and Engineering from Wuhan Institute of Economy in 2009.  Mr. Wang’s know-how of managing China-based companies can help our board better evaluate the performance of our and Yinglin Jinduren’s management.

Family Relationships

There are no family relationships between or among any of our current directors or executive officers. Mr. Zhifan Wu, who resigned from board of directors on June 1, 2010, is the brother of Mr. Qinqqing Wu, our chief executive officer.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

(a)
Had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent, or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(b)	Been convicted in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(i)
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	Engaging in any type of business practice; or

(iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(c)
Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(d)
Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described in (i) above, or to be associated with persons engaged in any such activity;

(e)
Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated; or

(f)
Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

Board of Directors

Our board of directors is currently composed of five members, three or the majority of which, as discussed further below under our discussion regarding director independence, have been determined to be “independent” directors.  All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than one and not more than thirteen.

Our board of directors formally established separate audit, nominating and compensation committees on March 10, 2010.

Audit Committee

Our audit committee began operating in May 2010.  Three independent directors are currently appointed to the audit committee: Ms. Ying Zhang, Dr. Jianwei Shen and Mr. Jianhui Wang. Our board of directors has determined, based on information furnished by Ms. Zhang and other available information, that she meets the requirements of an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such as well as chairperson of the committee.

The responsibilities of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal control over financial reporting and the objectivity of our financial reporting;

•
appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•
overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•
meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters; and

•
reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval.

Compensation Committee

Our compensation committee began operating in April 2010.  Three independent directors are currently appointed to the compensation committee: Ms. Ying Zhang, Dr. Jianwei Shen and Mr. Jianhui Wang. Dr. Shen is chairperson of the committee. Our compensation committee will oversee and, as appropriate, make recommendations to the board of directors regarding the annual salaries and other compensation of our executive officers and our employees, and other policies, and provide assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our nominating committee began operating in June 2010.  The three independent directors are currently appointed to the nominating committee: Ms. Ying Zhang, Dr. Jianwei Shen and Mr. Jianhui Wang. Ms. Zhang is chairperson of the committee. Our nominating committee will assist in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual general meeting and assist in filling any vacancies on our board of directors, and consider any nomination of director candidates validly made by stockholders.

Director Independence

Based upon information submitted by Ms. Ying Zhang, Dr. Jianwei Shen and Mr. Jianhui Wang, the board of directors has determined that each of them is “independent” under Rule 5605(a)(2) of The NASDAQ Listing Rules, even though such definition does not currently apply to us because we are not listed on The NASDAQ Capital Market.  Thus, the majority of our board’s five total members are independent directors.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Section 16(a) of the Exchange Act

Based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009, our directors, executive officers and persons who owned more than 10% of a registered class of the Company's equity securities complied with Section 16(a) filing requirements applicable to them, except for the following: (1) Matthew Hayden did not file a Form 4 in connection with his resignation from his officer positions and directorship; (2) MMH Group, LLC did not file a Form 4 in connection with the additional shares of the Company’s common stock it acquired in February 2009; and (3) Ancora Greater China Fund, LP did not file a Form 4 in connection with the additional shares of the Company’s common stock it acquired in February 2009.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to all directors, officers, and employees, including our Chief Executive Officer and Chief Financial Officer. A copy of the code of ethics is attached as Exhibit 14.1 to our annual report on Form 10-K filed with the SEC on March 7, 2008.

EXECUTIVE COMPENSATION

Executive Compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal years ended December 31, 2009 and 2008 by our principal executive officer and each of our other two highest paid executives, if any, whose total compensation exceeded $100,000 during the fiscal years ended December 31, 2010, 2009 and 2008.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Qingqing Wu, current President,	2010	12,278	0	0	0	0	0	0		$12,278
CEO, Secretary and COO (1)
	2009	8,856	0	0	0	0	0	0		$8,856

	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A

Bennet P. Tchaikovsky, CFO (2)	2010	47,753	-	68,220	-	-	-	-		$115,973

	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A

	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A

Matthew Hayden, former President,	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$	N/A
CEO, Secretary, CFO and Treasurer
(3)	2009	0	0	0	0	0	0	0		$0

	2008	0	0	0	0	0	0	0		$0

(1)
Mr. Wu became our president, Chief Executive Officer, Chief Operating Officer and Secretary on February 23, 2009, in connection with our acquisition of PXPF (further described above under the heading “History and Corporate Structure”).  For 2009, all of Mr. Wu’s compensation was paid by Yinglin Jinduren, and is based on interbank exchange rate of RMB 1 to $0.1466 on December 31, 2009.  Mr. Wu’s compensation does not include or reflect the dividends he received from Yinglin Jinduren as one of its equity owner. Other than compensation that he received from Yinglin Jinduren, Mr. Wu did not receive any compensation from us or any of our subsidiaries during 2009. We currently do not have any plan with respect to Mr. Wu’s compensation, even though Yinglin Jinduren has not declared or paid dividends to its owners since the Exchange Transaction and do not intend to do so in the future.

(2)	Mr. Bennet Tchaikovsky became the Company’s Chief Financial Officer on April 27, 2010.

(3)
Mr. Matthew Hayden became the Company’s President, Chief Executive Officer, Secretary, Chief Financial Officer, and Treasurer on August 1, 2008, and resigned from all of these positions on February 23, 2009, in connection with our acquisition of PXPF.

Outstanding Equity Awards

There are no unexercised options, stock that has not vested, or equity incentive plan awards for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Retirement Plans

We currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Potential Payments upon Termination or Change-in-Control

We currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement or a constructive termination of a named executive officer, or a change in control of the registrant or a change in the named executive officer’s responsibilities, with respect to each named executive officer

Employment Agreements

Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

Loanout Agreement for the Services of Bennet P. Tchaikovsky

On April 27, 2010, we entered into a Loanout Agreement with Worldwide Officers, Inc., a California corporation, pursuant to which we have retained the services of Mr. Bennet P. Tchaikovsky to serve as our Chief Financial Officer for a term of one year. Under the terms of the Loanout Agreement, Mr. Tchaikovsky will perform his duties from the United States and on a part-time basis (90 hours per month), for an annual fee of $70,000. Additionally, Mr. Tchaikovsky will have the right to receive 20,000 shares of our restricted common stock, to vest as follows: 3,562 shares on June 30, 2010, 5,041 shares on September 30, 2010, 5,041 shares on December 31, 2010, 4,932 shares on March 31, 2011, and 1,424 shares on April 26, 2011. The estimated amount of expense relating to the restricted shares, using the share value on the grant date of $5.00 per share is $100,000 that will be recognized during the period of service. We used the share price on the date of grant to value the shares as the number of shares to be issued was fixed.

The Loanout Agreement terminates upon Mr. Tchaikovsky’s death. We may also terminate the Loanout Agreement upon a 10-day written notice if Mr. Tchaikovsky is unable to perform his duties as the Chief Financial Officer for over 45 consecutive days during the term of the Loanout Agreement. We may also terminate the Loanout Agreement for cause, upon notice if at any time Mr. Tchaikovsky: (a) willfully breaches or habitually neglects his duties; or (b) commits acts of dishonesty, fraud, misrepresentation, gross negligence or willful misconduct that would prevent the effective performance of his duties or would result in material harm to us or our business. Lastly, we may terminate the Loanout Agreement without cause upon a 30-day written notice to Mr. Tchaikovsky.

On the other hand, Mr. Tchaikovsky may terminate the Loanout Agreement after 90-day written notice to us.

The Loanout Agreement also contains restrictive covenants: (i) preventing the use and/or disclosure of confidential information during or at any time after termination; (ii) preventing competition with us during the term of the Loanout Agreement and for a period of 3 years after termination (including contact with or solicitation of our customers, employees or suppliers), provided that Mr. Tchaikovsky may make investments of up to 2% in the publicly-traded equity securities of any of our competitors; (iii) requiring Mr. Tchaikovsky to refer any business opportunities to us during the term of the Loanout Agreement and for a period of 1 year after termination. However, Mr. Tchaikovsky shall have no further obligations with respect to competition and business opportunities if the Loanout Agreement is terminated without cause or if he terminates his employment for cause.

Lastly, we are obligated under the Loanout Agreement to indemnify Mr. Tchaikovsky for any claims made against him in his capacity as the Chief Financial Officer and, in connection to that obligation, we are required to include him under any director and officer insurance policy that is in effect during the term of the Loanout Agreement.

Director Compensation

Five of our current directors were appointed on or after February 23, 2009 in connection with the Exchange Transaction, none of whom received compensation as directors in 2009.  Ms. Ying Zhang became our director on March 10, 2010, and so did not receive compensation as a director in 2009.  Our sole director prior to the Exchange Transaction did not receive compensation as a director during 2009.

Agreements with Directors

We entered into a written agreement with Ms. Ying Zhang dated March 10, 2010, pursuant to which she will, in addition to her duties as a director, serve on the audit committee as chairperson and be designated as the audit committee financial expert, serve on the compensation committee as a member, and serve on the nominating committee as chairperson. For her services, Ms. Zhang will receive annual compensation of $30,000 in cash and 10,000 restricted shares of our common stock, payable in four quarterly installments of $7,500 and 2,500 shares each beginning with the quarter ending June 30, 2010.  Additionally, we are obligated to obtain a directors and officers insurance policy, and to include Ms. Zhang as an insured under such policy. The estimated amount of expense related to the restricted shares using a $6.00 share price is $60,000 that will be recognized during the period of service. We used the share price on the date of grant to value the shares as the number of shares to be issued was fixed.

We entered into a written agreement with Dr. Jianwei Shen dated March 10, 2010, pursuant to which he will, in addition to his duties as a director, serve on the audit committee as a member, serve on the compensation committee as chairperson, and serve on the nominating committee as a member. For his services, Dr. Shen will receive annual compensation of $22,000 in cash, payable in four quarterly installments of $5,500 beginning with the quarter ending June 30, 2010.  Additionally, we are obligated to obtain a directors and officers insurance policy, and to include Dr. Shen as an insured under such policy.

We entered into a written agreement with Mr. Jianhui Wang dated June 1, 2010, pursuant to which he will, in addition to his duties as a director, serve on the audit, compensation and nominating committees. For his services, Mr. Wang will receive annual compensation of $16,000, payable in quarterly installments and subject to his continuous service on the Board. Additionally, Mr. Wang will be reimbursed for his expenses incurred in connection with the performance of his duties, including travel expenses. We are obligated to obtain directors’ and officers’ liability insurance, and to include Mr. as an insured under such policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 16, 2011, for each of the following persons:

•	each of our directors and each of the named executive officers in the “Management—Executive Compensation” section of this prospectus;

•	all directors and named executive officers as a group; and

•	each person who is known by us to own beneficially 5% or more of our common stock after the change of control transaction.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124, Hubin Bei Road, Siming District, Xiamen, Fujian Province, People’s Republic of China. The percentage of class beneficially owned set forth below is based on 18,556,169 shares of common stock outstanding on March 16, 2011.

Name and Position	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Shares of Common Stock Beneficially Owned (1)(2)
Qingqing Wu, Chairman of the Board, President, and Chief Executive Officer (3)	9,596,496	51.72%

Bennet P. Tchaikovsky, Chief Financial Officer (4)	34,004	* %

Jianwei Shen, Director	0	0%

Yuzhen Wu, Director	0	0%

Ying Zhang, Director (5)	7,500	* %

Jianhui Wang	0	0%

All Executive Officers and Directors as a Group (6 persons)	9,638,000	51.87%

5% Stockholders:

Bestgrain Limited (6)	9,596,496	51.72%

Arc China Investment Funds (7)	1,236,940	6.54%

Arc China Ltd. (7)	1,236,940	6.54%

* Less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(3)
Represents shares held directly by Bestgrain Limited. Mr. Qingqing Wu is the director and sole shareholder of Bestgrain Limited, thus Mr. Wu indirectly owns the shares held by Bestgrain Limited through his sole ownership of Bestgrain Limited.

(4)	Bennet P. Tchaikovsky’s address is 6571 Morningside Drive, Huntington Beach, CA 92648. Includes 14,004 shares to which Mr. Tchaikovsky has the right to acquire within 60 days of March 16, 2011.

(5)
Ying Zhang’s address is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi, Jiangsu Province, China 214181. Includes 7,500 shares to which Ms. Zhang has the right to acquire within 60 days of March 16, 2011.

(6)	The address of Bestgrain Limited is 18A Man Hing Commercial Building, 79-83 Queen’s Road Central, Hong Kong.

(7)
Includes 244,755 shares of Series A Preferred Stock, and warrants for the purchase of up to 122,378 shares of common stock of the Company.  ARC China Investment Funds’ address is 20, Boulevard Emmanuel Servais, L-2535 Luxembourg, Grand Duchy of Luxembourg, and the address of ARC China Ltd. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY 1-9005, Cayman Islands.  ARC China, Ltd. serves as the investment manager for ARC China Investment Funds.  By virtue of the arrangement between ARC China, Ltd. and ARC China Investment Funds, ARC China, Ltd. may be deemed to beneficially own the shares of the Company directly held by ARC China Investment Funds.  Investment decisions concerning securities held directly by ARC China Investment Funds are made by ARC China, Ltd. and its investment professionals, subject to review and approval by the board of directors of ARC China Investment Funds.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are our related party transactions since January 1, 2008:

Exchange Transaction

On February 13, 2009 (the “Closing Date”), we executed the Exchange Agreement with PXPF and the BVI Shareholders. PXPF owns 100% of HK Dong Rong (formerly known as Korea Jinduren), which controls Yinglin Jinduren through contractual arrangements. On the Closing Date, we issued 14,560,000 shares of our common stock to the BVI Shareholders in exchange for 100% of the issued and outstanding capital stock of PXPF. As a result of the Exchange Transaction, the BVI Shareholders became our controlling shareholders and PXPF became our wholly owned subsidiary.

Bridge Loan

On June 11, 2008, Korea Jinduren (now called HK Dong Rong) entered into a bridge loan and financing agreement (“Bridge Loan Agreement”) with Pope Investments II LLC (“Pope”), Ancora Greater China Fund, LP (“Ancora,” and with Pope, collectively the “Bridge Loan Investors”) and MMH Group LLC (“MMH”). Under the Bridge Loan Agreement, MMH and the Bridge Loan Investors agreed to provide a U.S. public shell company suitable for the Exchange Transaction, and the Bridge Loan Investors also agreed to loan Korea Jinduren the sum of $550,000 (the “Bridge Loan”) for payment of professional fees and expenses incurred in connection with the Exchange Transaction. The Bridge Loan Investors and MMH would collectively receive shares of common stock equal to 4% of our post-Exchange Transaction total outstanding and issued common stock. Additionally, the Bridge Loan Investors would be repaid the Bridge Loan and collectively receive  shares of our common stock equal to 1% of our post-Exchange Transaction total issued and outstanding common stock (the “Bridge Loan Shares”) on or after October 1, 2009 and only upon the completion of a financing. 174,500 shares of common stock were issued at the closing of the Exchange Transaction as the Bridge Loan Shares and have therefore been reflected in the number of our outstanding common shares since such time. Both the Bridge Loan and the Bridge Loan Shares were placed in a third-party escrow account, and payments were made from such account as fees and expenses were incurred, and the Bridge Loan Shares held in escrow until their release to the Bridge Loan Investors was required. On October 28, 2009, the entire amount of the Bridge Loan paid out for fees and expenses was repaid, and the balance of the Bridge Loan remaining in escrow, if any, returned to the Bridge Loan Investors. The Bridge Loan Shares were released to the Bridge Loan Investors on December 28, 2009 and on March 15, 2010. The Bridge Loan was not recorded at December 31, 2008 because repayment obligation did not exist at such time, since repayment would only occur on or after October 1, 2009 and only upon the completion of a financing.

Immediately prior to the Exchange Transaction, Pope, Ancora and MMH beneficially owned 343,840 shares, 147,360 shares and 122,800 shares of our common stock, respectively, representing 23.6%, 10.1% and 8.4%, respectively, of our then issued and outstanding common stock. Matt Hayden, our former chief executive officer, is the managing member of MMH. We believe that Pope, Ancora and MMH may be deemed “promoters,” as such term is defined in Rule 1-02 of Regulation S-X, in connection with Sino Charter, Inc., our predecessor entity immediately prior to the Exchange Transaction, and are providing such disclosure as required under Item 404(c) of Regulation S -K.  In addition to the above-described Bridge Loan transaction, MMH also advanced $26,238 that was used for working capital of the Company’s predecessor business prior to the closing of the Exchange Transaction.  These advanced funds were unsecured, non-interest bearing, and due on demand.  These advanced funds were repaid back to MMH prior to the closing of the Exchange Transaction.

Our Officers and Directors’ Relationship with Us, Our Subsidiaries and VIE

As described in “Business – Our History and Corporate Structure” above, we control Yinglin Jinduren through contractual arrangements between HK Dong Rong, our wholly-owned subsidiary, and Yinglin Jinduren. As described below, some of our officers and directors are also management members of HK Dong Rong and Yinglin Jinduren:

Mr. Qingqing Wu, our Chairman and Chief Executive Officer, is the Director of PXPF, with which we entered into the Exchange Transaction. He is also the sole shareholder and Director of Bestgrain Limited, which owned approximately 51.72% of our common stock issued and outstanding as of March 16, 2011.

Mr. Wu is also a Director of HK Dong Rong, which is wholly owned by PXPF.

Mr. Wu is also a Director of Yinglin Jinduren, which we control by contractual arrangements, as is Mr. Yuzhen Wu, who is a member of our board of directors. Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, hold 65.91% and 34.09%, respectively, of the ownership interests of Yinglin Jinduren. Because Mr. Qingqing Wu also owns a majority of our issued and outstanding common stock, we believe that our interests are aligned with those of Yinglin Jinduren and its owners. However, please see “ Our contractual arrangements with Yinglin Jinduren and its owners as well as our ability to enforce our rights thereunder may not be as effective in providing control over Yinglin Jinduren as direct ownership ” and “Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse ”   in the “Risk Factors” section beginning on page 3 of this prospectus.

Other Related Transactions

	September 30,	December 31,
	2010	2009	2008
Amounts due from a director:
Mr. Qingqing Wu (1)	$-	$2,428,000	$-

Amount due to a director/officer:
Mr. Qingqing Wu (2)	$-	$30,000	$2,000
Mr. Bennet P. Tchaikovsky (3)	43,000	-	-
Ms. Ying (Teresa) Zhang (3)	34,000
Total	$77,000	$30,000	$2,000

(1)
This amount was deposited into a corporate foreign currency account in October and November 2009. To avoid translation losses due to the appreciation of the RMB, this amount was withdrawn from the corporate account, converted into RMB and deposited in a personal RMB account of Mr. Qingqing Wu in trust for the Company. The amount was converted back into U.S. dollars and deposited back into the corporate foreign currency account in March 2010.

(2)	The amount due to the director is money he advanced to us for our general expenses, and was unsecured, interest free and repayable on demand.

(3)	Represents share based compensation owed to the respective parties.

Mr. Qingqing Wu currently has four trademarks registered in his name that were intended to be transferred to Yinglin Jinduren for no consideration prior to the closing of the Exchange Transaction. As such transfers could not be timely effected, Mr. Wu entered into trademark license contracts with Yinglin Jinduren on February 12, 2009, pursuant to which he perpetually granted Yinglin Jinduren the rights to use these trademarks for no consideration. Mr. Wu is also in the process of transferring the trademarks to Yinglin Jinduren for no consideration as originally intended, although such transfers have not been completed. To date, Yinglin Jinduren has not utilized these trademarks, and the Company considers the value of these trademarks to be de minimis.

DESCRIPTION OF SECURITIES

The following information describes our capital stock and provisions of our articles of incorporation and our bylaws, both as amended and in effect as of the date of this prospectus. This description is only a summary. The reader should also refer to our articles of incorporation and bylaws that have been incorporated by reference or filed with the SEC as exhibits.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share, of which 2,800,000 are designated as series A convertible preferred stock (“Series A Preferred”).

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Holders of our common stock representing a majority of our capital stock issued, outstanding, and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Our articles of incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Upon liquidation, dissolution, or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders after distribution of assets to the holders of Series A Preferred.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights, and there are no redemption provisions applicable to our common stock.

Series A Convertible Preferred Stock

The following is a summary of the material terms of the Certificate of Designation of Preferences, Rights and Limitations (the “Series A Certificate”) of the Series A Preferred and is qualified in its entirety by reference to the Series A Certificate, which is attached as Exhibit 3.1 to our Current Report on Form 8-K filed October 30, 2009.

Voting Rights

Except as otherwise provided in the Series A Certificate or by law, each holder of shares of Series A Preferred shall be entitled to notice of any stockholder’s meeting and to vote at such meeting together with our common stock as a single class on an as-converted basis of one vote for each share of Series A Preferred.

Additionally, as long as any shares of Series A Preferred are outstanding, we may not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred, (a) effect a Fundamental Transaction or Change of Control Transaction (as defined in Sections 1 and 7(e) of the Series A Certificate, respectively), (b) alter or change adversely the powers, preferences, or rights given to the Series A Preferred or alter or amend the Series A Certificate, (c) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5 of the Series A Certificate) senior to or otherwise pari passu with the Series A Preferred, (d) amend our articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred, (e) increase the number of authorized shares of Series A Preferred, or (f) enter into any agreement with respect to any of the foregoing.

Conversion Rights

Conversion at the Holder’s Option

Each share of Series A Preferred is convertible at any time and from time to time after the issue date at the holder’s option into shares of our common stock determined by dividing the Stated Value of such share of Series A Preferred by the Conversion Price (each as defined below).

Stated Value .  Each share of Series A Preferred shall have a stated value equal to $2.86.

Conversion Price .  The conversion price for the Series A Preferred shall equal $2.86, subject to adjustment as provided in the Series A Certificate.

Automatic Conversion

If we complete the listing of our common stock on the Nasdaq Capital Market or the NYSE Amex Equities, all outstanding shares of Series A Preferred plus all accrued but unpaid dividends shall automatically be converted into shares of the Company’s common stock at the Conversion Price.

Adjustment for Stock Dividends and Stock Splits

If, at any time while Series A Preferred is outstanding, we: (a) pay a stock dividend or otherwise makes a distribution or distributions payable in shares of common stock on shares of common stock or any other Common Stock Equivalents (as defined in Section 1 of the Series A Certificate, and, which, for avoidance of doubt, shall not include any shares of common stock issued by the Company upon conversion of, or payment of a dividend on, Series A Preferred); (b) subdivide outstanding shares of common stock into a larger number of shares; (c) combine (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares; or (d) issue, in the event of a reclassification of shares of the common stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event.

  Adjustment for Subsequent Equity Sales

If, at any time while Series A Preferred is outstanding, we or any of our subsidiaries sell or grant any option to purchase or sell or grant any right to reprice our securities, or otherwise dispose of or issue (or announce any sale, grant or any option to purchase or other disposition) any common stock or Common Stock Equivalents entitling any person to acquire shares of common stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances collectively, a “Dilutive Issuance”) (if the holder of the common stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of common stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of common stock which the offering price for such Dilutive Issuance would purchase at the then Conversion Price, and the denominator of which shall be the sum of the number of shares of common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of common stock so issued or issuable in connection with the Dilutive Issuance. Notwithstanding the foregoing, no adjustment will be made in respect of an Exempt Issuance (as defined in Section 1 of the Series A Certificate). We must notify the holders in writing, no later than the business day following the issuance of any common stock or Common Stock Equivalents subject to the foregoing adjustment, indicating the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms.

Adjustment for Subsequent Rights Offerings

If, at any time while the Series A Preferred is outstanding, we issue rights, options or warrants to all holders of common stock (and not to holders of Series A Preferred) entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the VWAP (defined in Section 1 of the Series A Certificate) on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of common stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

Adjustment for Pro Rata Distributions

If, at any time while the Series A Preferred is outstanding, we distribute to all holders of common stock (and not to holders of Series A Preferred) evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than common stock), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets, evidence of indebtedness or rights or warrants so distributed applicable to one outstanding share of the common stock as determined by our board of directors in good faith. In either case the adjustments shall be described in a statement delivered to the holders of Series A Preferred describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of common stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

Adjustment for Fundamental Transactions

If, at any time while the Series A Preferred is outstanding, (a) we effect any merger or consolidation of the Company with or into another person, (b) we effect any sale of all or substantially all of our assets in one transaction or a series of related transactions, (c) any tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (d) we effect any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Series A Preferred, the holders of Series A Preferred shall have the right to receive, for each Conversion Share (as defined in Section 1 of the Series A Certificate) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of common stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series A Preferred shall be given the same choice as to the Alternate Consideration they receive upon any conversion of Series A Preferred following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and shall issue to holders of Series A Preferred new preferred stock consistent with the foregoing provisions and evidencing such holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the foregoing provisions and insuring that Series A Preferred (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

Common Stock Purchase Warrants

The following is a summary of the material terms of the Warrants issued to the investors in both the Preferred Shares Financing and Common Shares Financing, and is qualified in its entirety by reference to the form of the Warrant, which is attached as Exhibit 99.2 to our Current Report on Form 8-K filed October 30, 2009.

The Warrants collectively entitle their holders to purchase up to 1,725,134 shares of common stock at an exercise price of $3.43 per share (the “Exercise Price”) for a period of three years from their issuance date. We are also entitled to call the Warrants for cancellation of the Warrants if the VWAP (as defined in Section 1 of the Series A Certificate) exceeds 200% of the then applicable Exercise Price.

While the Warrants are outstanding, the Exercise Price is subject to the same anti-dilution adjustments as those applicable to the Conversion Price of the Series A Preferred (please see descriptions for “Adjustment for Stock Dividends and Stock Split,” “Adjustment for Subsequent Equity Sales,” “Adjustment for Subsequent Rights Offerings,” “Adjustment for Pro Rata Distributions” and “Adjustment for Fundamental Transactions” above). Simultaneously with any adjustment to the Exercise Price, the number of shares of common stock issuable upon exercise of the Warrants shall be increased or decreased proportionately, so that after any such adjustment the aggregate Exercise Price payable for the increased or decreased number of shares of common stock shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

Market Price of and Dividends on Common Equity and Related Stockholder Matters

On April 2, 2008, our shares of common stock commenced trading on the Over-The-Counter Bulletin Board (the “OTCBB”) under the symbol “SNOH.” On January 16, 2009, in connection with a 1-for-100 reverse split of our issued and outstanding shares of common stock, our symbol changed to “SICI.”  On March 20, 2009, in connection with our name change that went effective March 20, 2009, our symbol changed to “VLOV.”

The following table sets forth the high and low bid information for our common stock for each quarter within our last two fiscal years and interim periods, as reported by the OTC Bulletin Board. Other than the bid prices in 2008 (which reflect the reverse split in January 2009 and do not represent actual inter-dealer quotations), the bid prices reflect inter-dealer quotations, do not include retail markups, markdowns, or commissions, and do not necessarily reflect actual transactions.

	Low	High
2010
Quarter ended December 31, 2010	$2.00	$3.40
Quarter ended September 30, 2010	2.85	5.49
Quarter ended June 30, 2010	3.00	6.00
Quarter ended March 31, 2010	4.00	7.00

2009
Quarter ended December 31, 2009	$2.95	$7.50
Quarter ended September 30, 2009	1.00	5.50
Quarter ended June 30, 2009	1.25	2.50
Quarter ended March 31, 2009	0.28	8.00

2008
Quarter ended December 31, 2008 *	$5.00	$5.00
Quarter ended September 30, 2008 *	13.00	13.00
Quarter ended June 30, 2008 * **	10.00	10.00

* Price adjusted to reflect 1-for-100 reverse split effected January 12, 2009.
** Our common stock had no active trading market until April 2, 2008.

The last reported closing sales price for shares of our common stock was $1.45 per share on the OTCBB on March 15, 2011.

Holders

As of March 16, 2011, we had approximately 74 stockholders of record of our common stock based upon the stockholder list provided by our transfer agent.

Transfer Agent

Our transfer agent is Transfer Online, whose address is 317 SW Alder Street, Portland, Oregon 97204, and whose telephone number is (503) 227-2950.

Dividends

We have never paid cash dividends on our common stock.  We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.  Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors that our board of directors may deem relevant.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices, or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, we have broad powers to indemnify and insure our directors and officers against liabilities they may incur in their capacities as such. Our bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

•
The Company shall indemnify any of its current and past directors and officers who by reason of being a director or officer, becomes or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Company shall also indemnify any of its current and past directors and officers who by reason of being a director or officer becomes or is threatened to be made a party to any threatened, pending or completed derivative action, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company, and provided further that no indemnity shall be provided if such person is adjudged to be liable for gross negligence or willful misconduct unless the court shall determine that such person is fairly and reasonably entitled to indemnity. Authorization for indemnity by the Company shall be made by a majority of the Company’s directors who are not parties to such action, suit or proceeding, by independent legal counsel selected by one of more of the Company’s directors, or by the Company’s shareholders.

•
The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the Company upon receipt of an undertaking by or on behalf of such person to repay such amount.

•
The Company shall have the power to purchase and maintain insurance on behalf of its current and past directors and officers against any liability assessed against such person in such capacity or arising out such person’s position as a director or officer, whether or not the Company would have the power to indemnify such person against such liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Reports filed with the SEC pursuant to the Exchange Act, including proxy statements, annual and quarterly reports, and other reports that we have filed can be inspected and copied at the Public Reference Section of the SEC at 100 F. Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov .

VLOV, Inc.

VLOV, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands - except for share and per share data)

	September 30,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$7,149	$11,036
Time deposits	3,020	-
Accounts and other receivables	18,048	9,191
Amount due from a director	-	2,428
Trade deposits	5,796	2,309
Inventories	256	285
Prepaid expenses	116	763
Total current assets	34,385	26,012
Property, plant and equipment, net	948	966
Land use rights	260	263
TOTAL ASSETS	$35,593	$27,241

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,250	$2,565
Accrued expenses and other payables	842	583
Amount due to directors	77	30
Derivative liability	2,845	3,684
Short-term bank loans	599	734
Income taxes payable	1,372	1,601
Total current liabilities	7,985	9,197
Non-current Liabilities:
Other payable	77	75
Total liabilities	8,062	9,272

Commitments	-	-

Stockholders' Equity:
Common stock, $0.00001 par value, 100,000,000 shares authorized,17,983,272 and 16,667,957 shares respectively issued and outstanding	1	1
Preferred stock, $0.00001 par value, 100,000,000 shares authorized, 1,489,656 and 2,796,721 shares issued and outstanding respectively, (liquidation preference $4,260,416 and $7,998,622, respectively)	2,133	4,003
Additional paid-in capital	8,230	6,319
Statutory reserve	913	913
Retained earnings	15,154	6,173
Accumulated other comprehensive income	1,100	560
Total stockholders' equity	27,531	17,969

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,593	$27,241

See accompanying notes to consolidated financial statements

VLOV, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited; amounts in thousands - except for share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net sales	$13,063	$13,882	$49,105	$45,823
Cost of sales	7,643	8,850	29,918	29,316
Gross profit	5,420	5,032	19,187	16,507

Operating expenses:
Selling expenses	1,399	841	5,442	2,900
General and administrative expenses	702	520	2,602	1,573
	2,101	1,361	8,044	4,473

Income from operations	3,319	3,671	11,143	12,034

Other income (expenses):
Change in fair value of derivative liability	992	-	818	-
Interest income	18	3	61	14
Interest expense	(15)	(15)	(52)	(43)
	995	(12)	827	(29)

Income before provision for income taxes	4,314	3,659	11,970	12,005
Provision for income taxes	884	922	2,992	3,183

Net income	3,430	2,737	8,978	8,822

Other comprehensive income:
Foreign currency translation adjustment	438	7	540	14

Comprehensive income	$3,871	$2,744	$9,518	$8,836

Allocation of net income for calculating basic earnings per share:
Net income attributable to common shareholders	3,149	2,737	8,127	8,822
Net income attributable to preferred shareholders	281	-	851	-
Net income	$3,430	$2,737	$8,978	$8,822

Basic earnings per share- common	$0.18	$0.17	$0.47	$0.56

Diluted earnings per share	$0.18	$0.17	$0.47	$0.56

Weighted average number of common shares and participating preferred shares outstanding:

Basic	17,874,371	16,000,000	17,199,755	15,773,187

Diluted	19,472,376	16,000,000	19,001,350	15,773,187

See accompanying notes to consolidated financial statements

VLOV, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited; amounts in thousands- except for share and per share data)

							Accumulated
					Additional		Other
	Common stock		Preferred stock		paid-in	Statutory	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	capital	reserve	income	earnings	equity

Balance at January 1, 2009	14,560,000	$1	-	$-	$1,236	$913	$543	$4,876	$7,569
Shares issued in reverse merger acquisition	1,440,000	-	-	-	-	-	-	-	-
Foreign currency translation							15		15
Payments of dividend								(5,145)	(5,145)
Net income								8,822	8,822
Balance at September 30, 2009 (unaudited)	16,000,000	1	-	-	1,236	913	558	8,553	11,261

Shares issued in reverse merger acquisition	14,421	-			-	-	-	-	-
Sale of preferred stock and warrants	-	-	2,796,721	7,999	-	-	-	-	7,999
Sale of common stock and warrants	653,536	-	-	-	1,870	-	-	-	1,870
Fair value of warrant liability	-	-	-	(3,996)	(698)	-	-	-	(4,694)
Preferred stock - beneficial conversion feature	-	-	-	(4,003)	4,003	-	-	-	-
Preferred stock - deemed dividend	-		-	4,003	-	-	-	(4,003)	-
Issuance fees and costs	-	-	-	-	(92)	-	-	-	(92)
Net income	-	-	-	-	-	-	-	1,623	1,623
Foreign currency translation adjustment	-	-	-	-	-	-	2	-	3
Balance at December 31, 2009	16,667,957	$1	2,796,721	$4,003	$6,319	$913	$560	$6,173	$17,969

Net income								8,978	8,978
Foreign Currency translation adjustment							540		540
Conversion of preferred stock to common stock	1,307,065	-	(1,307,065)	(1,870)	1,870				-
Warrants converted	8,250				41				41
Balance at September 30, 2010 (unaudited)	17,983,272	$1	1,489,656	$2,133	$8,230	$913	$1,100	$15,154	$27,531

See accompanying notes to consolidated financial statements

VLOV, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited; amounts in thousands)

	Nine months Ended September 30,
	2010	2009

Cash flows from operating activities:
Net income	$8,978	$8,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53	71
Change in fair value of derivative liability	(818)	-
(Increase) decrease in assets:
Accounts receivable	(8,521)	509
Trade deposits	(2,615)	-
Inventories	35	(277))
Prepaid expenses	(114)	(7)
Increase (decrease) in liabilities:
Accounts payable	(361)	3,007
Accrued expenses and other payables	266	(585)
Income and other tax payables	(256)	(184)

Net cash provided by (used in) operating activities	(3,352)	11,356

Cash flows from investing activities:
Purchases of property, plant and equipment	(7)	-
Time deposits	(3,020)	-
Net cash used in investing activities	(3,027)	-
		-
Cash flows from financing activities:
Pledged bank deposits	-	88
Amount due to/from a director	2,468	-
Proceeds from debt financing	294	440
Payments of short-term debt	(441)	(293)
Warrants exercised	22	-
Payments of dividend *		(5,131)
Net cash provided by (used in) financing activities	2,343	(4,896)

Effect of exchange rate changes	149	5
Net increase in cash and cash equivalents	(3,887)	6,465
Cash and cash equivalents, beginning of period	11,036	2,863
Cash and cash equivalents, end of period	$7,149	$9,328

Supplemental disclosure of cash flow information:
Interest paid	$52	$43
Income taxes paid	$3,208	$2,605

See accompanying notes to consolidated financial statements

* The dividend was paid to the private shareholders prior to the reverse merger.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Description of business and organization

VLOV Inc. (the “Company”) was incorporated in the State of Nevada on October 30, 2006, under the name “Sino Charter, Inc.” The Company changed its name to “VLOV, Inc.” on March 20, 2009. The Company designs, manufactures and sells fashion apparel under the brand name “VLOV”. All current operations of the Company are in the People’s Republic of China (“China” or the “PRC”).

On February 13, 2009, the Company completed a stock exchange transaction with the stockholders of Peng Xiang Peng Fei Investments Limited (“PXPF”), whereby 14,560,000 restricted shares of common stock were issued to the stockholders of PXPF in exchange for 100% of the common stock of PXPF (the “Share Exchange”). The completion of the Share Exchange resulted in a change of control.

The Share Exchange has been accounted for as a reverse acquisition and recapitalization of the Company whereby PXPF is deemed to be the accounting acquirer (legal acquiree) and the Company is the accounting acquiree (legal acquirer). The accompanying consolidated financial statements are in substance those of PXPF, and the Company is deemed to be a continuation of the business of PXPF. At the time of the reverse merger with PXPF, the Company had no assets or liabilities, and the 1,454,421 shares of its common stock outstanding immediately prior to the time of the Share Exchange have been accounted for at their par value at the time of the transaction.

The Company does not conduct any substantive operations of its own; all of the Company’s operations are conducted by a variable interest entity, Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which is controlled by Dong Rong Capital Investment Limited (“HK Dong Rong”). HK Dong Rong is a limited liability company incorporated in Hong Kong on January 5, 2005 originally under the name “Korea Jinduren (International) Dress Limited” (“Korea Jinduren”), and was acquired by PXPF from the majority shareholders of PXPF on September 22, 2008. PXPF is a limited liability company incorporated in the British Virgin Islands (“BVI”) on April 30, 2008.

Yinglin Jinduren is a limited company incorporated without shares in the PRC on January 19, 2002, of which the initial paid-in capital of RMB10,000,000 ($1,237,000) was funded by the majority shareholders of PXPF. The management of Yinglin Jinduren is comprised of Mr. Qingqing Wu as Chairman and Executive Director, and Mr. Zhifan Wu as Executive Director. Mr. Qingqing Wu is the Company’s Chief Executive Officer, President and Chairman of the Board of Directors. Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, hold 65.91% and 34.09%, respectively, of the ownership interests of Yinglin Jinduren.

PRC law currently has limits on foreign ownership of domestic PRC companies. To comply with these foreign ownership restrictions, on December 28, 2005, HK Dong Rong (then known as Korea Jinduren) entered into certain exclusive agreements with Yinglin Jinduren and its shareholders. Pursuant to these agreements, HK Dong Rong provides exclusive consulting services to Yinglin Jinduren in return for a consulting services fee which is equal to Yinglin Jinduren’s net profits. Prior to the Share Exchange, however, certain dividends were declared and paid from Yinglin Jinduren’s net income to its equity owners. In addition, Yinglin Jinduren’s equity owners have pledged their equity interests in Yinglin Jinduren to HK Dong Rong, irrevocably granted HK Dong Rong an exclusive option to purchase all or part of the equity interests in Yinglin Jinduren and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by HK Dong Rong.

Through these contractual arrangements, HK Dong Rong has the ability to control Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As part of these contractual arrangements, HK Dong Rong and Yinglin Jinduren entered into an operating agreement which, amongst other matters, precludes Yinglin Jinduren from borrowing money, selling or acquiring assets, including intellectual property rights, providing guarantees to third parties or assigning any business agreements, without the prior written consent of HK Dong Rong. HK Dong Rong also agreed that, if any guarantee for Yinglin Jinduren’s performance of any contract or loan was required, HK Dong Rong would provide such guarantee to Yinglin Jinduren.

As a result of these contractual arrangements, HK Dong Rong is entitled to receive the expected residual returns of Yinglin Jinduren. Additionally, although Yinglin Jinduren has been profitable, in the event that Yinglin Jinduren were to incur losses, HK Dong Rong would be obligated to absorb a majority of the risk of loss from Yinglin Jinduren’s activities as a result of its inability to receive payment for its accumulated consulting fees that are equal to Yinglin Jinduren’s net income.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Description of business and organization (continued)

The Company believes that the equity investors in Yinglin Jinduren do not have the characteristics of a controlling financial interest, and that the Company is the primary beneficiary of the operations and residual returns of Yinglin Jinduren and, in the event of losses, would be required to absorb a majority of such losses. Accordingly, the Company consolidates Yinglin Jinduren’s results, assets and liabilities in the accompanying financial statements. Due to the contractual arrangements, the net income and interest allocable to the noncontrolling interest is zero.

The Company’s consolidated assets do not include any collateral for Yinglin Jinduren’s obligations. The creditors of Yinglin Jinduren do not have recourse to the general credit of the Company.

On November 19, 2009, HK Dong Rong incorporated Dong Rong (China) Co., Ltd. in the PRC as its wholly-owned subsidiary (“China Dong Rong”), with registered capital of $8 million of which $4,000,000 was funded. There was no restriction on the funds contributed, and therefore such contribution is not reflected as a statutory reserve.  The Company intends to amend China Dong Rong’s articles of incorporation to lower its registered capital requirement by November 19, 2011 to $4,000,000.  It is the intention of the Company and the equity owners of Yinglin Jinduren to transfer the business operations of Yinglin Jinduren to China Dong Rong; however, such transfer had not yet occurred as of September 30, 2010.

(b)	Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. As previously described, the Company, through its wholly-owned subsidiary HK Dong Rong, consolidates Yinglin Jinduren as Yinglin Jinduren is considered to be a variable interest entity (VIE) and the Company is considered to be its primary beneficiary. Because the Company and Yinglin Jinduren are under common control, the initial measurement of the assets and liabilities of Yinglin Jinduren for the purpose of consolidation by the Company was at book value. The Company has had no other business activities except for the exclusive agreements with Yinglin Jinduren and its equity owners. The consolidated financial statements include the financial statements of the Company, its subsidiary and the variable interest entity, Yinglin Jinduren. All significant inter-company transactions and balances between the Company, its subsidiary and the variable interest entity are eliminated upon consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements of the Company contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the consolidated balance sheets as of September 30, 2010 and December 31, 2009, the consolidated statements of operations and comprehensive income for the three and nine months ended September 30, 2010 and 2009, and the consolidated statements of cash flows for the nine months ended September 30, 2010 and 2009. The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results of operations to be expected for the full fiscal year. These financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

(c)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions we are required to make. Estimates that are critical to the accompanying consolidated financial statements relate primarily to returns, sales allowances and customer chargebacks, the valuation of long-lived assets and the identification and valuation of derivative instruments. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from these estimates.

(d)	Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (‘‘FASB’’) issued a statement establishing the FASB Accounting Standards Codification™ (the “FASB ASC" or the “Codification"). The Codification became the single source of authoritative U.S. generally accepted accounting principles (‘‘US GAAP’’) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification did not change existing US GAAP but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (‘‘ASC’’) topical reference, and new standards will be designated as Accounting Standards Updates (‘‘ASU’’), with a year and assigned sequence number. We have updated our references to US GAAP to reflect the Codification.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue Recognition

A majority of the Company’s products are manufactured on its behalf by third parties, based on orders for the Company’s products received from customers. The Company is responsible for product design, product specification, pricing to the customer, the choice of third-party manufacturer, product quality and credit risk associated with the customer receivable. As such, the Company acts as a principal and records revenues on a gross basis.

The Company recognizes revenue when (a) the price to the customer is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) delivery has occurred and (d) collectability of the resulting receivable is reasonably assured. Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered and the title has passed to the customer. Revenue excludes value-added tax and is stated after deduction of trade discounts and allowances.

(f)	Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks.

(g)	Time Deposits

The Company, at times, invests excess funds in time deposits with original maturity dates beyond three months. The Company intends and has the ability to hold its held-to-maturity securities to maturity, and therefore carries such investments at amortized cost. The carrying value of time deposits approximated the fair value of securities at September 30, 2010.

(h)	Accounts receivable

Accounts receivable, including associated value added taxes, are unsecured, and are stated at the amount the Company expects to collect. The Company may maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Interest is not normally charged on accounts receivables. As of September 30, 2010, approximately $2.6 million of accounts receivable were aged greater than 90 days. Management has determined no allowance for uncollectible amounts is required.

(i)	Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Office equipment	5 years
Plant and machinery	5 to 15 years

(j)	Inventories

Inventories are stated at the lower of cost or market value, determined by the weighted average method. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

(k)	Trade deposits

The Company places trade deposits with new third party suppliers in order to secure its ability to order product. The trade deposits are recorded at the amount paid to the Company’s third party supplier. Trade deposits are applied against the suppliers ’ invoices for inventory purchases. Inventory is recorded when received or title transfers to the Company.

(l)	Foreign Currency Translation

The Company has the PRC’s currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Company are translated from RMB into U.S. Dollars (“US$”). Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the periods and equity accounts, except for retained earnings, are translated at the rate at the transaction date. Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception less dividends translated at the rate at the transaction date.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Foreign Currency Translation (continued)

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. The rates of exchange quoted by the People's Bank of China on September 30, 2010 and December 31, 2009 were US$1.00 to RMB 6.68 and RMB 6.83, respectively. The average translation rates of US$1.00 to RMB 6.76 and US$1.00 to RMB 6.80 was applied to the income statement accounts for the three and nine months ended September 30, 2010, respectively. The average translation rate of US$1.00 to RMB 6.84 was applied to the income statement accounts for the three and nine months ended September 30, 2009.

Translation adjustments are recorded as other comprehensive income (loss) in the consolidated statements of stockholders’ equity and comprehensive income and as a separate component of stockholders equity.

Commencing from July 21, 2005, China adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

(m)	Land use rights

All land in the PRC is state-owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land.

Land use right is stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful life of 50 years. The Company’s land use right expires in 2054.

Intangible assets of the Company are reviewed annually to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of September 30, 2010, the Company expects these assets to be fully recoverable.

(n)	Long-Lived Assets

The Company estimates the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. If the carrying value exceeds the Company’s estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset over the Company’s estimate of its fair market value.

(o)	Comprehensive Income

The Company’s only component of other comprehensive income is foreign currency translation gains and losses. The foreign currency translation gains for the three months and nine months ended September 30, 2010 were US$438,000 and US$540,000, respectively. The foreign currency translation gains for the three months and nine months ended September 30, 2009 were US$7,000 and US$14,000, respectively. Accumulated other comprehensive income is recorded as a separate component of stockholders’ equity.

(p)	Income Taxes

The Company is mainly subject to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates its uncertain tax positions and prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return.

(q)	Advertising Costs

Advertising costs are expensed and reflected in selling expenses on the consolidated statements of income and comprehensive income in the period in which the advertisements are first run. Advertising expense for the three months ended September 30, 2010 and 2009 were approximately US$1.37 million and US$0.75 million, respectively, and approximately US$4.11 million and US$2.19 million for the nine months ended September 30, 2010 and 2009, respectively. Advertising costs include advertising subsidy expense which is accrued based on the terms in effect with distributors and paid when all attaching conditions have been completed.

Advertising subsidy expense are costs that are reimbursed by the Company to a distributor primarily for display structures and large-scaled outdoor advertisings if the distributor makes a certain amount of purchases from the Company.  The reimbursement amounts and purchase level requirements vary contractually with each Distributor.

(r)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of sales.

(s)	Research and Development Costs

The Company charges all product design and development costs to expense when incurred and are reflected in general and administrative expenses on the consolidated statements of income and comprehensive income. Product design and development costs aggregated approximately US$0.32 million and US$0.34 million for the three months ended September 30, 2010 and 2009, respectively, and approximately US$1.28 million and US$1.12 million for the nine months ended September 30, 2010 and 2009, respectively.

(t)	Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of convertible debt or convertible preferred stock that it issues to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. Also, in connection with the sale of convertible debt or equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, the Company uses a binomial option pricing model to value the derivative instruments.

(u)	Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which principally include cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to the relatively short maturity of such instruments.

The carrying amount of the Company’s short-term bank loans approximates their fair value based upon current rates and terms available to the Company for similar debt.

Warrants that are recorded as derivative instrument liabilities are carried at their fair value, with changes in the fair value reported as charges or credits to income each period.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Earnings Per Share

Basic net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common stock equivalents outstanding. Equity instruments are excluded from the calculation of diluted earnings per share if the effect of including such instruments is anti-dilutive.

(w)	New Accounting Pronouncements

The following lists the Accounting Standards Codification Updates that are relevant to the Company’s consolidated financial statements and were effective during the periods covered by these financial statements. These pronouncements, however, did not have material impact on the Company’s financial statements.

Pronouncement	Issued	Title
ASU No. 2009-15	October 2009	Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing
ASU No. 2009-16	December 2009	Transfers and Servicing (Topic 860): Accounting for Transfers and Financial Assets.
ASU No. 2009-17	December 2009	Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities
ASU No. 2010-01	January 2010	Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force
ASU No. 2010-02	January 2010	Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification
ASU No. 2010-05	January 2010	Compensation - Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation

The following pronouncements will become effective after the periods covered by these financial statements. The Company is assessing their impact, but does not believe that the adoption of these pronouncements will have a material impact on the Company’s financial statements.

Pronouncement	Issued	Title
ASU No. 2009-13	October 2009	Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force
ASU No. 2010-06	January 2010	Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements
ASU No. 2010-09	February 2010	Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements
ASU No. 2010-11	March 2010	Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

At its meeting on March 18, 2010, the FASB’s Emerging Issues Task Force reached a consensus on five issues (the "Issues"). The Issues were ratified by the FASB at its meeting on March 31, 2010, and the related Accounting Standards Codification Updates to be issued will become authoritative accounting guidance. None of these Issues are anticipated to have a material effect on the Company’s consolidated financial statements.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(2)	TIME DEPOSITS

Time deposits (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Time deposits	$3,020	$-

Time deposits represent amounts deposited with Xiamen International Bank and mature on March 31, 2011.

(3)	INVENTORIES

Inventories consist of the following (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Raw materials	$-	$145
Work in process	9	15
Finished goods	247	125
	$256	$285

(4)	TRADE DEPOSITS

Trade deposits (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Trade deposits	$5,796	$2,309

Trade deposits consist of deposits made to third party suppliers in order for the supplier to manufacture on our behalf.  As of September 30, 2010 and December 31, 2009, the Company had trade deposits with 23 and 5 suppliers, respectively.  Of the balance, 55.7% were made to 4 suppliers as of September 30, 2010 and 99.1% of the balance were made to 4 suppliers as of December 31, 2009.

(5)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Buildings	$933	$914
Furniture, fixtures and equipment	85	83
Motor vehicles	200	196
Office equipment	32	24
Plant and machinery	211	207
Total property, plant and equipment	1,461	1,424
Less : accumulated depreciation	(513)	(458)
	$948	$966

There was no capitalized interest for the nine months ended September 30, 2010 and the years ended December 31, 2009. During the third quarter of 2010, the Company stopped its direct manufacturing of certain products and is now outsourcing all manufacturing to third parties. The Company is in the process of evaluating any impairment to its fixed assets and will address such impairment in its annual financial statements. The Company believes that any such impairment will not be material to the Company’s financial statements.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(6)	LAND USE RIGHTS

Land use rights are summarized as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Land use rights	$321	$315
Less : accumulated amortization	(61)	(52)
	$260	$263

There was no capitalized interest for the nine months ended September 30, 2010 and the year ended December 31, 2009.

(7)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables are summarized as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(unaudited)
Current portion:
Accrued salaries and wages	$46	$165
Accrued expenses (1)	692	305
Advertising subsidies payables	104	113
	$842	$583
Non-current portion:
Advertising subsidies payables	77	75
	$919	$658

(1) Represents $691,000 in estimated liquidated damages relating to the Company’s fourth quarter 2009 financings. The Company was required to register the shares of common stock issued and issuable in connection with the financings, including the shares underlying the preferred stock and warrants issued in the financings, pursuant to an effective registration statement by May 16, 2010. The registration statement was filed on December 17, 2009, but has not yet been declared effective. Accordingly, the Company has accrued $691,000 and $300,000 as of September 30, 2010 and December 31, 2009, respectively, for estimated liquidated damages it expects to be required to pay to the investors in the financings. Pursuant to the agreements entered into in connection with the financings, the total amount of liquidated damages that the Company may be subject to is $987,000.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(8)	RELATED PARTY TRANSACTIONS

	September 30,	December 31,
	2010	2009
	(unaudited)
Amount due from a director (in thousands):
Mr. Qingqing Wu	$-	$2,428
Amounts due to directors/officers (in thousands):
Mr. Qingqing Wu (1)	-	30
Mr. Bennet Tchaikovsky (2)	43
Ms. Ying (Teresa) Zhang (2)	34
Total	$77	$30

(1)	The amount due to this director is unsecured, interest-free and repayable on demand.
(2)	Represents share based compensation owed to the respective parties.

Mr. Qingqing Wu currently has four trademarks registered in his name that were intended to be transferred to Yinglin Jinduren for no consideration prior to the closing of the Exchange Transaction. As such transfers could not be timely effected, Mr. Wu entered into trademark license contracts with Yinglin Jinduren on February 12, 2009, pursuant to which he perpetually granted Yinglin Jinduren the rights to use these trademarks for no consideration. Mr. Wu is also in the process of transferring the trademarks to Yinglin Jinduren for no consideration as originally intended, although such transfers have not been completed. To date, Yinglin Jinduren has not utilized these trademarks, and the Company considers the value of these trademarks to be de minimis.

(9)	DERIVATIVE FINANCIAL INSTRUMENTS

On October 27, November 17 and December 1, 2009, respectively, the Company issued 723,052, 675,308 and 326,767 common stock purchase warrants (the “Warrants”), respectively. Each Warrant entitles its holder to purchase one share of common stock of the Company at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. The Company is entitled to redeem the Warrants for the then applicable exercise price (currently $3.43) if the volume-weighted average price of the Company’s common stock for 20 consecutive days exceeds 200% of the then applicable exercise price.

The Company uses a binomial option pricing model to value these Warrants. In valuing the Warrants at the time they were issued and at September 30, 2010, the Company used the market price of its common stock on the date of valuation, an expected dividend yield of 0% and the remaining period to the expiration date of the Warrants. All Warrants can be exercised by the holder at any time.

Because of the limited historical trading period of the Company’s common stock, the expected volatility of its common stock over the remaining life of the Warrants, which has been estimated at 85%, is based on a review of the volatility of entities considered by management as comparable. The risk-free rates of return used ranged from 0.44% to 0.46%, based on constant maturity rates published by the U.S. Federal Reserve, applicable to the remaining life of the Warrants.

At September 30, 2010, the following derivative liabilities related to common stock warrants were outstanding:

			Numbers of warrants		Value
Issue date	Expiration date	Exercise price per share	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
October 27, 2009	October 27, 2012	$3.43	723,052	723,052	$1,193,676	$1,538,959
November 17, 2009	November 17, 2012	$3.43	667,059	675,308	1,107,084	1,440,952
December 1, 2009	December 1, 2012	$3.43	326,767	326,767	544,177	704,510
			1,716,878	1,725,127	$2,844,937	$3,684,421

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(9)	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

During the nine months ended September 30, 2010, the Company recognized an unrealized gain of $817,000 related to the change in the fair value of these derivative instrument liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s derivative financial instruments which are required to be measured at fair value on a recurring basis are measured at fair value using Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following represents a reconciliation of the changes in fair value of financial instruments measured at fair value using Level 3 inputs during the nine months ended September 30, 2010:

Warrants (in thousands)
Balance – December 31, 2009	3,684
Exercised	(21)
Fair value adjustments	(818)
Balance – September 30, 2010	2,845

Estimating the fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, valuation techniques are sensitive to changes in the trading market price of our common stock, which may exhibit significant volatility. Because derivative financial instruments are initially and subsequently carried at fair values, our income will reflect the volatility in these estimate and assumption changes.

(10)	SHORT-TERM BORROWINGS

The carrying amounts of the Company’s borrowings are as follows (in thousands):

	September 30, 2010		December 31, 2009
		Interest		Interest
	Amount	Rate	Amount	Rate
Bank loan	$599	7.700%	$734	7.700%

As of September 30, 2010, the short-term borrowings were secured by a personal guarantee granted by Mr. Qingqing Wu, a director of the Company.

(11)	COMMON STOCK

The Company is authorized to issue 100,000,000 shares of common stock, $0.00001 par value. The Company had 1,454,421 common shares outstanding prior to the Share Exchange with PXPF, and, as described in Note 1, issued 14,560,000 common shares to the shareholders of PXPF in connection with the Share Exchange.  For accounting purposes, the shares issued to the shareholders of PXPF are assumed to have been outstanding on January 1, 2008, and the 1,454,421 shares held by the existing shareholders of the Company prior to the Share Exchange on February 13, 2009 are assumed to have been issued on that date in exchange for the net assets of the Company.

On December 1, 2009, the Company sold 653,534 shares of common stock to certain accredited investors.

During the nine months ended September 30, 2010, 8,250 warrants and 1,307,065 shares of convertible preferred stock were exercised and converted into 8,250 and 1,307,065 shares of common stock.

On March 10, 2010, the Company’s board of directors agreed to issue 10,000 restricted shares of common stock to a director in quarterly installments of 2,500 shares beginning with the quarter ending June 30, 2010. The trading value of the granted shares on March 10, 2010 was $6.00 per share for a total value of $60,000. $34,000 was charged as expense for the three and nine months ended September 30, 2010.

On April 27, 2010, the Company’s board of directors agreed to issue 20,000 shares of common stock to its chief financial officer (“CFO”) during the term of a one-year agreement, which would vest as follows: 3,562 shares on June 30, 2010, 5,041 shares on September 30, 2010, 5,041 shares on December 31, 2010, 4,932 shares on March 31, 2010 and 1,424 shares on April 26, 2010.  The trading value of the granted shares on April 27, 2010 was $5.00 per share for a total value of $100,000, $25,000 and $43,000 were charged as compensation expense for the three and nine months ended September 30, 2010.

A summary of the status of the Company’s non-vested shares as of September 30, 2010, and changes during the nine months ended September 30, 2010, is presented below:

		Weighted-Average
		Grant Date
Non-vested Shares	Shares	Fair Value

Non-vested at January 1, 2010	-	-
Granted	30,000	$5.33
Vested	(13,063)	$5.33
Forfeited	-	-
Non-vested at September 30, 2010	16,397	$5.33

As of September 30, 2010, there was $83,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the board of directors. This cost is expected to be recognized by April 26, 2011. The total fair value of shares vested during the nine months ended September 30, 2010 was $77,000.

As of September 30, 2010, 17,983,272 shares of common stock were issued and outstanding.

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(12)	PREFERRED STOCK

The Company is authorized to issue 100,000,000 shares of preferred stock, $0.00001 par value, of which 2,800,000 shares have been designated as Series A Convertible Preferred Stock (the “Preferred Share”).

On October 27 and November 17, 2009, the Company sold 1,446,105 and 1,350,616 Preferred Shares, respectively, to certain accredited investors. Each Preferred Share is convertible into one share of common stock, at a conversion price of $2.86 per share (subject to certain adjustments) at any time at the holder’s option, and will automatically convert if the common stock is qualified for listing on either the NASDAQ Capital Market or the NYSE Amex Equities. The designation, rights, preferences and other terms and provisions of the Preferred Shares are set forth in the Certificate of Designation filed with the Nevada Secretary of State on October 23, 2009. Each Preferred Share is entitled to participate in any dividends declared and paid on the common stock on an as-converted basis. Holders of the Preferred Shares are also entitled to notice of any stockholders’ meeting and vote together with common stock holders on an as-converted basis. Each Preferred Share has a liquidation preference of $2.86 per share, plus any accrued but unpaid dividends. During the nine months ended September 30, 2010, 1,307,065 Preferred Shares were converted, and at September 30, 2010, 1,489,656 Preferred Shares were outstanding, with an aggregate liquidation preference of $4,260,416.

(13)	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(a)	Basic

“Basic earnings per share - common” is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares. Using the two class method pursuant to ASC 260-10-45, the Company allocated its net income to preferred and common shareholders during the three and nine months ended September 30, 2010, based on the number of common shares outstanding during the periods shown (taking into account the number of preferred shares converted into common shares at the end of such periods on a 1-for-1 basis), and participating preferred shares outstanding during the periods shown.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Income attributable to common shareholders of the Company	3,149	2,737	8,127	8,822
Income attributable to preferred shareholders of the Company	281	-	851	-
Net income	$3,430	$2,737	$8,978	$8,822
Weighted average number of common shares outstanding	17,874,371	16,000,000	17,199,755	15,773,187

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding assuming conversion of all dilutive potential common shares. The Company has two categories of dilutive potential common shares: the Preferred Shares issued in October and November 2009 (the “Preferred Shares Financing”), and the Warrants issued in connection with both the Preferred Shares Financing and the shares of common stock sold in December 2009. The Warrants are assumed to have been converted into common shares and the calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s common stock) based on the monetary value of the subscription rights attached to outstanding Warrants.  The Preferred Shares that were outstanding at the end of the respective periods are assumed to have been converted into common shares on a 1-for-1 basis. Since the Preferred Shares are included in the diluted calculation, net income (attributable to both common and preferred shareholders) is used. As the strike price of the warrants, $3.43 was greater than the closing price of the Company’s stock on September 30, 2010, $3.40, the warrants are considered to be anti-dilutive and are excluded from the diluted earnings per share computation.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income	$3,430	$2,737	$8,978	$8,822
Weighted average number of common shares outstanding	17,874,371	16,000,000	17,199,755	15,773,187

Adjustment for:
Preferred stock	1,598,005		1,801,596
Warrants	-	-	-	-
	19,472,376	16,000,000	19,001,350	15,773,187

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(14)	INCOME TAXES

The provision for income taxes for three and nine months ended September 30, 2010 and 2009 consisted of the following (in thousands):

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Provision for current income tax – China	$884	$922	$2,992	$3,183

As of September 30, 2010 and December 31, 2009, the Company did not have any significant temporary differences and carry forwards that may result in deferred tax.

The Company is mainly subject to income taxes in the PRC, and provision for the PRC corporate income tax was calculated based on the statutory tax rate of 33% on the assessable income arose in or before year 2007. Pursuant to the PRC Enterprise Income Tax Law (the “Income Tax Law”) passed by the Tenth National People’s Congress on 16 March 2007, the PRC income tax rates for domestic and foreign enterprises are unified at 25% effective from January 1, 2008. The enactment of the Income Tax Law is not expected to have any significant financial effect on the amounts accrued in the consolidated balance sheet in respect of taxation payable and deferred taxation.

The following table reconciles the US statutory rates to the Company's effective tax rate for the three and nine months ended September 30, 2010 and 2009:

	Three and Nine months Ended September 30,
	2010	2009

U.S Statutory rates	34%	34%
Foreign income not recognized in the U.S.	(34)%	(34)%
China income tax rate	25%	25%
Effective tax rate	25%	25%

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(14)	INCOME TAXES (CONTINUED)

The following table reconciles the theoretical tax expense calculated at the statutory tax rate to the Company’s effective tax expense for the three and nine months ended September 30, 2010 and 2009:

(in thousands)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Theoretical tax expense at PRC statutory tax rate of 25%	$1,079	$915	$2,993	$3,001
Tax expense effect of non-deductible expenses	54	7	205	182
Tax expense effect of non-taxable valuation change (Warrant liability)	(249)	—	(206)	—
	—	-	-	-
Effective tax expense	$884	$922	$2,992	$3,183

Non-deductible expenses for the three and nine months ended September 30, 2010 primarily consisted of expenses incurred outside of the PRC which are not deductible in computing the income tax for the PRC.

The applicable rate of Hong Kong profits tax for the nine months ended September 30, 2010 and 2009 was 16.5%. However, no provision for Hong Kong profits tax has been made for the nine months ended September 30, 2010 and 2009 as HK Dong Rong did not carry on any business subject to Hong Kong profits tax.

PXPF is a company incorporated as an international company in the BVI and is fully exempt from Domestic Corporate Tax of the BVI.

As of the balance sheet dates presented, there were no deferred tax assets or liabilities.

(15)	STATUTORY RESERVES

Under PRC regulations, Yinglin Jinduren may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC GAAP. In addition, it is required to set aside at least 10% of its after-tax net profits each year, if any, to fund statutory reserves until the balance of the reserves reaches 50% of its registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company but can be used to make up prior year cumulative losses. As of September 30, 2010, the registered capital of Yinglin Jinduren was RMB 10,000,000 and the statutory reserves have been fully funded.

(16)	LEASE COMMITMENTS

The Company leases a premise under a long-term, non-cancelable lease. The lease is accounted for as an operating lease. Rent expense amounted to US$0 and US$19,000 for the three months ended September 30, 2010 and 2009, respectively. Rent expense amounted to US$35,000 and US$41,000 for the nine months ended September 30, 2010 and 2009, respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2010, are as follows (in thousands):

Future minimum payments
Three months Ending December 31:
2010	$18
Year Ending December 31:
2011	70
2012	54
$142

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(17)	BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the fashion apparel industry and generates all of its sales in the PRC. The fashion apparel industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Company’s performance.

The Company sells its product to its distributors. As of September 30, 2010, the Company had distribution agreements with 12 distributors and the following concentrations of business with each distributor (customer) constituting greater than 10% of the Company’s sales:

	Three Months Ended September 30,		Nine months Ended September 30,
	2010	2009	2010	2009
Distributors
Distributor A	16.15%	17.57%	15.96%	19.36%
Distributor B	12.79%	13.86%	12.93%	13.54%
Distributor C	11.68%	11.53%	12.66%	11.17%
Distributor D	*	10.55%	*	11.66%
Distributor E	*	10.11%	*	10.09%

The Company had the following concentrations of business with each vendor constituting greater than 10% of the Company’s purchases:

	Three Months Ended September 30,		Nine months Ended September 30,
	2010	2009	2010	2009
Vendors
Vendor A	*	11.06%	10.73%	10.64%
Vendor B	*	11.02%	*	13.12%
Vendor C	*	10.18%	*	*
Vendor D	*	* %	10.13%	*

The Company had the following concentrations of business with each distributor constituting greater than 10% of the Company’s trade receivables:

	Nine months Ended September 30,
	2010	2009
Distributors
Distributor A	17.14%	* %
Distributor B	13.65%	10.86%
Distributor C	13.97%	21.68%
Distributor D	*	10.10%

VLOV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)

(17)	BUSINESS AND CREDIT CONCENTRATIONS (CONTINUED)

The Company had the following concentrations of business with each creditor constituting greater than 10% of the Company’s trade payables:

	Nine months Ended September 30,
	2010	2009
Creditors
Creditor A	*	10.43%
Creditor B	*	10.41%
Creditor C	17.21%	*
Creditor D	13.37%	*
Creditor E	13.23%	*
Creditor F	11.98%	*
Creditor G	10.57%	*
Creditor G	10.30%	*

The above concentrations make the Company vulnerable to a near-term severe impact should the relationships be terminated.

* The concentration is less than 10%

(18)	BENEFIT PLAN

Pursuant to the relevant regulations of the PRC government, Yinglin Jinduren participates in a local municipal government retirement benefits scheme (the “Scheme”), whereby Yinglin Jinduren is required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. Contributions under the Scheme are charged to the income statement as incurred. Contributions to the Scheme were US$12,000 and US$44,000 for the three months ended September 30, 2010 and 2009, respectively, and US$78,000 and US$133,000 for the nine months ended September 30, 2010 and 2009, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
VLOV, Inc.

We have audited the accompanying consolidated balance sheets of VLOV, Inc. (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2009 and 2008 and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VLOV, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP
Sherman Oaks, California
April 14, 2010

VLOV, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands – except for share and per share data)

	December 31,	December 31,
	2009	2008

ASSETS
Current Assets:
Cash and cash equivalents	$11,036	$2,863
Pledged bank deposits	-	88
Accounts and other receivables	9,191	7,843
Amount due from a director	2,428	-
Trade deposits	2,309	-
Inventories	285	514
Prepaid expenses	763	-
Total current assets	26,012	11,308
Property, plant and equipment, net	966	1,067
Land use rights	263	272
TOTAL ASSETS	$27,241	$12,647

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,565	$2,040
Accrued expenses and other payables	583	543
Amount due to a director	30	2
Bills payable	-	293
Derivative liability	3,684	-
Short-term bank loans	734	587
Income taxes payable	1,601	1,613
Total current liabilities	9,197	5,078
Non-current Liabilities:
Other payable	75	-
Total liabilities	9,272	5,078

Commitments	-	-

Stockholders' Equity:
Common stock, $0.00001 par value, 100,000,000 shares authorized, 16,667,957 and 14,560,000 shares respectively issued and outstanding	1	1
Preferred stock, $0.00001 par value, 100,000,000 shares authorized, 2,796,721 shares issued and outstanding (liquidation preference $7,998,622)	4,003	-
Additional paid-in capital	6,319	1,236
Statutory reserve	913	913
Retained earnings	6,173	4,876
Accumulated other comprehensive income	560	543
Total stockholders' equity	17,969	7,569

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$27,241	$12,647

See accompanying notes to consolidated financial statements

VLOV, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amounts in thousands – except for share and per share data)

	Year Ended December 31,
	2009	2008

Net sales	$64,343	$51,867
Cost of sales	41,080	33,316
Gross profit	23,263	18,551

Operating expenses:
Selling expenses	4,604	3,547
General and administrative expenses	5,090	2,702
	9,694	6,249

Income from operations	13,569	12,302

Other income (expenses):
Change in fair value of derivative liability	1,009	-
Interest income	31	23
Interest expense	(58)	(67)
	982	(44)

Income before provision for income taxes	14,551	12,258
Provision for income taxes	4,106	3,065

Net income	10,445	9,193

Other comprehensive income:
Foreign currency translation adjustment	17	334

Comprehensive income	$10,462	$9,527

Net income	10,445	9,193

Less: Deemed dividend on Series A Convertible Preferred Stock	4,003	-
Net income attributable to common shareholders	$6,442	$9,193

Basic earnings per share	$0.41	$0.63

Diluted earnings per share	$0.40	$0.63

Weighted average number of common shares outstanding:
Basic	15,898,584	14,560,000

Diluted	15,949,034	14,560,000

See accompanying notes to consolidated financial statements

VLOV, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Amounts in thousands – except for share and per share data)

	Common stock		Preferred stock		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total
	Shares	Amount	Shares	Amount	capital	reserve	income	earnings	equity
Balance at January 1, 2008	14,560,000	$1	-	$-	$1,236	$913	$209	$84	$2,443
Net income	-	-	-	-	-	-	-	9,193	9,193
Foreign currency translation adjustment	-	-	-	-	-	-	334	-	334
Dividend declared	-	-	-	-	-	-	-	(4,401)	(4,401)
Balance at December 31, 2008	14,560,000	$1	-	$-	$1,236	$913	$543	$4,876	$7,569
Shares issued in reverse merger acquisition	1,454,421	-	-	-	-	-	-	-
Sale of preferred stock and warrants	-	-	2,796,721	7,999	-	-	-	-	7,999
Sale of common stock and warrants	653,536	-	-	-	1,870	-	-	-	1,870
Fair value of warrant liability	-	-	-	(3,996)	(698)	-	-	-	(4,694)
Preferred stock - beneficial conversion feature	-	-	-	(4,003)	4,003	-	-	-
Preferred stock - deemed dividend	-		-	4,003	-	-	-	(4,003)	-
Issuance fees and costs	-	-	-	-	(92)	-	-		(92)
Net income	-	-	-	-	-	-	-	10,445	10,445
Foreign currency translation adjustment	-	-	-	-	-	-	17	-	17
Dividend declared	-	-	-	-	-	-	-	(5,145)	(5,145)
Balance at December 31, 2009	16,667,957	$1	2,796,721	$4,003	$6,319	$913	$560	$6,173	$17,969

See accompanying notes to consolidated financial statements

* The dividend was paid to the private shareholders prior to the reverse merger.

VLOV, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousand)

	Year Ended December 31,
	2009	2008

Cash flows from operating activities:
Net income	$10,445	$9,193
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90	107
(Gain)/loss on disposal of property, plant and equipment	(2)	1
Change in fair value of derivative liability	(1,009)	-
(Increase) decrease in assets:
Accounts receivable	(3,057)	(2,961)
Trade deposits	(2,307)	-
Inventories	228	4,446
Prepaid expenses	(764)	144
Increase (decrease) in liabilities:
Accounts payable	525	(1,577)
Bills payable, accrued expenses and other payables	1,531	(471)
Income and other tax payables	(12)	145

Net cash provided by operating activities	$5,668	$9,027

Cash flows from investing activities:
Purchases of property, plant and equipment	-	(61)
Disposals of property, plant and equipment	23	7
Amount due to/from a director	28	168
Net cash provided by investing activities	$51	$114

Cash flows from financing activities:
Pledged bank deposits	88	-
Proceeds from equity financing	9,776	-
Amount due from a director	(2,428)	-
Proceeds from debt financing	733	587
Payments of short-term debt	(586)	(587)
Payments of dividend	(5,131)	(9,389)
Net cash provided by (used in) financing activities	2,452	(9,389)
Effect of exchange rate changes	2	353
Net increase in cash and cash equivalents	8,173	105
Cash and cash equivalents, beginning of year	2,863	2,758
Cash and cash equivalents, end of year	$11,036	$2,863

Supplemental disclosure of cash flow information:
Interest paid	$58	$67
Income taxes paid	$3,528	$3,209

See accompanying notes to consolidated financial statements

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Description of business and organization

VLOV Inc. (the “Company”) was incorporated on October 30, 2006 in the State of Nevada, under the name Sino Charter, Inc. The Company changed its name to VLOV, Inc. on March 20, 2009.

On February 13, 2009, the Company completed a stock exchange transaction with the stockholders of Peng Xiang Peng Fei Investments Limited (“PXPF”), whereby 14,560,000 restricted shares of common stock were issued to the stockholders of PXPF in exchange for 100% of the common stock of PXPF (the “Share Exchange”).

The completion of the Share Exchange resulted in a change of control. Under the terms of the share exchange agreement (the “Exchange Agreement”), effective February 18, 2009, Qingqing Wu was appointed to the board of directors as Chairman, Matthew Hayden resigned as the Company’s Chief Executive Officer, President, Chief Financial Officer and Secretary, and the following persons were appointed as the Company’s officers:

Name:	Offices:
Qingqing Wu, President,	Chief Executive Officer, Chief Operating Officer and Secretary
Yushan Zheng	Chief Financial Officer and Treasurer

However, it was the intent of the parties to the Exchange Agreement that Mr. Hayden resign from his officer positions after the filing of the Company’s annual report on Form 10-K for the fiscal year ended November 30, 2008 (the “10-K”). Accordingly, the Company, Mr. Wu, Mr. Zheng and Mr. Hayden entered into a Supplemental Agreement dated February 18, 2009, pursuant to which Mr. Wu and Mr. Zheng agreed to resign from their offices, and Mr. Hayden agreed to be reappointed as Chief Executive Officer, President, Chief Financial Officer and Secretary on an interim basis, until the earlier of February 23, 2009 or immediately after the filing of the 10-K. Accordingly, on February 23, 2009, pursuant to the terms of the Supplemental Agreement, Mr. Hayden resigned from his officer positions, and Mr. Wu was reappointed to the board of directors and as President, Chief Executive Officer, Chief Operating Officer and Secretary, and Mr. Zheng as Chief Financial Officer and Treasurer.

Under the Exchange Agreement, Mr. Hayden also agreed to resign from the board of directors, and Mr. Jianwei Shen, Mr. Zhifan Wu and Mr. Yuzhen Wu were appointed as directors.

The Share Exchange has been accounted for as a reverse acquisition and recapitalization of the Company whereby PXPF is deemed to be the accounting acquirer (legal acquiree) and the Company is the accounting acquiree (legal acquirer). The accompanying consolidated financial statements are in substance those of PXPF and the Company is deemed to be a continuation of the business of PXPF.  At the time of the reverse merger with PXPF, the Company had no assets or liabilities and the 1,454,421 shares of its common stock outstanding immediately prior to the time of the Share Exchange have been accounted for at their par value at the time of the transaction.

PXPF is a limited liability company incorporated on April 30, 2008 in the British Virgin Islands. PXPF designs, manufactures and sells fashion apparel under the brand name “VLOV”. All current operations of the Company are in the People’s Republic of China (“China” or the “PRC”).

The Company does not conduct any substantive operations of its own and conducts its primary business operations through a variable interest entity, Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which is controlled by the Company’s subsidiary, Dong Rong Capital Investment Limited (“HK Dong Rong”). HK Dong Rong is a limited liability company incorporated in Hong Kong on January 5, 2005 originally under the name Korea Jinduren International Dress Limited (“Korea Jinduren”) and was acquired by PXPF from the majority shareholders of PXPF on September 22, 2008.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Yinglin Jinduren is a limited company incorporated without shares in the PRC on January 19, 2002, of which the initial paid-in capital of RMB10,000,000 ($1,237,000) was funded by the majority shareholders of PXPF. The management of Yinglin Jinduren is comprised of Mr. Qingqing Wu as Chairman and Executive Director, and Mr. Zhifan Wu as Executive Director.  Mr. Qingqing Wu is the Company’s Chief Executive Officer, President and Chairman of the Board of Directors, and Mr. Zhifan Wu is a Company director. Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, hold 65.91% and 34.09%, respectively, of the ownership interests of Yinglin Jinduren.

PRC law currently has limits on foreign ownership of domestic PRC companies. To comply with these foreign ownership restrictions, on December 28, 2005, HK Dong Rong (then known as Korea Jinduren) entered into certain exclusive agreements with Yinglin Jinduren and its shareholders. Pursuant to these agreements, HK Dong Rong provides exclusive consulting services to Yinglin Jinduren in return for a consulting services fee which is equal to Yinglin Jinduren’s net profits. Prior to the Exchange Agreement, however, certain dividends were paid from net income to the equity owners of Yinglin Jinduren. In addition, Yinglin Jinduren’s shareholders have pledged their equity interests in Yinglin Jinduren to HK Dong Rong, irrevocably granted HK Dong Rong an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Yinglin Jinduren and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by HK Dong Rong. Through these contractual arrangements, HK Dong Rong has the ability to control Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As part of these contractual arrangements, HK Dong Rong and Yinglin Jinduren entered into an operating agreement which, amongst other matters, precludes Yinglin Jinduren from borrowing money, selling or acquiring assets, including intellectual property rights, providing guarantees to third parties or assigning any business agreements, without the prior written consent of HK Dong Rong. HK Dong Rong also agreed that, if any guarantee for Yinglin Jinduren’s performance of any contract or loan was required, HK Dong Rong would provide such guarantee to Yinglin Jinduren.

As a result of these contractual arrangements, HK Dong Rong is entitled to receive the expected residual returns of Yinglin Jinduren.  In addition, although Yinglin Jinduren has been profitable, in the event that it were to incur losses, HK Dong Rong would be obligated to absorb a majority of the risk of loss from Yinglin Jinduren’s activities as a result of its inability to receive payment for its accumulated consulting fees, which fees are equal to Yinglin Jinduren’s net income. The Company believes that the equity investors in Yinglin Jinduren do not have the characteristics of a controlling financial interest, and that the Company is the primary beneficiary of the operations and residual returns of Yinglin Jinduren and, in the event of losses, would be required to absorb a majority of such losses. Accordingly, the Company consolidates Yinglin Jinduren’s results, assets and liabilities in the accompanying financial statements. Due to the contractual arrangements, the net income and interest allocable to the noncontrolling interest is zero.

The Company’s consolidated assets do not include any collateral for Yinglin Jinduren’s obligations. The creditors of Yinglin Jinduren do not have recourse to the general credit of the Company.

On November 19, 2009, HK Dong Rong incorporated Dong Rong (China) Co., Ltd. in the PRC as its wholly-owned subsidiary (“China Dong Rong”), with registered capital of $8 million. As of December 31, 2009, $4 million has been contributed to China Dong Rong and the remaining registered capital will be contributed within two years after the date of incorporation. It is the intention of the Company and the equity owners of Yinglin Jinduren to transfer the business operations of Yinglin Jinduren to China Dong Rong; however, such transfer had not yet occurred as of December 31, 2009.

(b)	Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

As described above, the Company, through its wholly owned subsidiary HK Dong Rong, consolidates Yinglin Jinduren as Yinglin Jinduren is considered to be a variable interest entity (VIE) and the Company is considered to be its primary beneficiary.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Because the Company and Yinglin Jinduren are under common control, the initial measurement of the assets and liabilities of Yinglin Jinduren for the purpose of consolidation by the Company was at book value. The Company has had no other business activities except for the exclusive agreements with Yinglin Jinduren and its shareholders.

The consolidated financial statements include the financial statements of the Company, its subsidiary and the variable interest entity, Yinglin Jinduren. All significant inter-company transactions and balances between the Company, its subsidiary and the variable interest entity are eliminated upon consolidation.

(c)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions we are required to make. Estimates that are critical to the accompanying consolidated financial statements relate primarily to returns, sales allowances and customer chargebacks, the valuation of long-lived assets and the identification and valuation of derivative instruments. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from these estimates.

(d)	Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (‘‘FASB’’) issued a statement establishing the FASB Accounting Standards Codification™ (the “FASB ASC" or the “Codification"). The Codification became the single source of authoritative U.S. generally accepted accounting principles (‘‘US GAAP’’) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification did not change existing US GAAP but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system. Authoritative standards included in the Codification are designated by their Accounting Standards Codification (‘‘ASC’’) topical reference, and new standards will be designated as Accounting Standards Updates (‘‘ASU’’), with a year and assigned sequence number. We have updated our references to US GAAP to reflect the Codification.

(e)	Revenue Recognition

A majority of the Company’s products are manufactured on its behalf by third parties, based on orders for the Company’s products received from customers. The Company is responsible for product design, product specification, pricing to the customer, the choice of third-party manufacturer, product quality and credit risk associated with the customer receivable. As such, the Company acts as a principal and records revenues on a gross basis.

The Company recognizes revenues when (a) the price to the customer is fixed or determinable, (b) persuasive evidence of an arrangement exists, (c) delivery has occurred and (d) collectability of the resulting receivable is reasonably assured. Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered and the title has passed to the customer. Revenue excludes value-added tax and is stated after deduction of trade discounts and allowances.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(f)	Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks.

(g)	Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2009, all of the trade receivable balances were aged less than 90 days. The management determined no allowance for uncollectible amounts is required.

(h)	Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Office equipment	5 years
Plant and machinery	5 to 15 years

(i)	Inventories

Inventories are stated at the lower of cost or market value, determined by the weighted average method. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

(j)	Foreign Currency Translation

The Company has its local currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Company are translated from RMB into US$.  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the periods and equity accounts, except for retained earnings, are translated at the rate at the transaction date. Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception less dividends translated at the rate at the transaction date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange.  The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.  Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective years:

	Year Ended December 31,
	2009		2008
Assets and liabilities	US$	0.14670	US$	0.14670
Statement of income	US$	0.14661	US$	0.14415

The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of stockholders equity and comprehensive income and as a separate component of stockholders equity.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Commencing from July 21, 2005, China adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

(k)	Land use rights

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land.

Land use rights are stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful life of 50 years. These land use rights expire in 2054.

Intangible assets of the Company are reviewed annually to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2009, the Company expects these assets to be fully recoverable.

(l)	Long-Lived Assets

The Company estimates the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. If the carrying value exceeds the Company’s estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset over the Company’s estimate of its fair market value.

(m)	Comprehensive Income

The Company’s only component of other comprehensive income is foreign currency translation gains and losses. The foreign currency translation gains for the years ended December 31, 2009 and 2008 were US$17,000 and US$334,000 respectively. Accumulated other comprehensive income is recorded as a separate component of stockholders’ equity.

(n)	Income Taxes

The Company is mainly subject to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates its uncertain tax positions and prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(o)	Advertising Costs

Advertising costs are expensed in the period in which the advertisements are first run or over the life of the endorsement contract. Advertising expense for the years ended December 31, 2009 and 2008 were approximately US$3.18 million and US$2.68 million, respectively. Advertising costs include advertising subsidy expense which is accrued based on the terms in effect with distributors and paid when all attaching conditions have been completed.

(p)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of sales.

(q)	Research and Development Costs

The Company charges all product design and development costs to expense when incurred. Product design and development costs aggregated approximately US$1.79 million and US$2.24 million for the years ended December 31, 2009 and 2008 respectively.

(r)	Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

We review the terms of convertible debt or convertible preferred stock that we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. Also, in connection with the sale of convertible debt or equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, we use a binomial option pricing model to value the derivative instruments.

(s)	Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which principally include cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to the relatively short maturity of such instruments.

The carrying amount of the Company’s short-term borrowings approximates their fair value based upon current rates and terms available to the Company for similar debt.

Warrants that are recorded as derivative instrument liabilities are carried at their fair value, with changes in the fair value reported as charges or credits to income each period.

(t)	Earnings Per Share

Basic net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common stock equivalents outstanding. We exclude equity instruments from the calculation of diluted earnings per share if the effect of including such instruments is antidilutive.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(u)	New Accounting Pronouncements

The following lists the Accounting Standards Codification Updates that are relevant to the Company’s consolidated financial statements have been issued, or will become effective, after the end of the period covered by these financial statements:

Pronouncement	Issued	Title
ASU No. 2009-13	October 2009	Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force

ASU No. 2009-15	October 2009	Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing

ASU No. 2009-16	December 2009	Transfers and Servicing (Topic 860): Accounting for Transfers and Financial Assets.

ASU No. 2009-17	December 2009	Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

ASU No. 2010-01	January 2010	Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force

ASU No. 2010-02	January 2010	Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification

ASU No. 2010-05	January 2010	Compensation - Stock Compensation (Topic718): Escrowed Share Arrangements and the Presumption of Compensation

ASU No. 2010-06	January 2010	Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

ASU No. 2010-09	February 2010	Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements

ASU No. 2010-11	March 2010	Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

To the extent appropriate, the guidance in the above Accounting Standards Codification Updates is already reflected in our consolidated financial statements and management does not anticipate that these accounting pronouncements will have any future effect on our consolidated financial statements.

At its meeting on March 18, 2010, the FASB’s Emerging Issues Task Force reached a consensus on five Issues. The consensuses were ratified by the FASB at its meeting on March 31, 2010, and the related Accounting Standards Codification Updates to be issued will become authoritative accounting guidance. None of the consensuses address Issues that have a material effect on our consolidated financial statements.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(2)	AMOUNT DUE FROM A DIRECTOR

As described in Note 9, the Company raised capital in the period from October to December, 2009 by issuing convertible preferred stocks, common stock and warrants.

Because of strict control over the conversion of foreign currency and the transfer of funds by corporate customers, the Company withdrew part of the net proceeds from the capital raise ($2,428,000), converted such amount into RMB and deposited them in a personal account held on trust by one of the Company’s directors, Mr. Qingqing Wu.

The U.S. dollars were converted into RMB and were deposited into the personal account on the date of conversion. The RMB remained on deposit in the director’s bank account until March 29, 2010, when the trust account was cancelled and the money was transferred back to the account of HK Dong Rong.

(3)	TRADE DEPOSITS PAID

The trade deposits were paid to the apparels suppliers of the Company. The amounts have been fully utilized as of March 31, 2010.

(4)	INVENTORIES

Inventories consist of the following (in thousands):

	December 31,	December 31,
	2009	2008

Raw materials	$145	$262
Work in process	15	23
Finished goods	125	229

	$285	$514

(5)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in thousands):

	December 31,	December 31,
	2009	2008

Buildings	$914	$914
Furniture, fixtures and equipment	83	84
Motor vehicles	196	196
Office equipment	24	24
Plant and machinery	207	235

Total property, plant and equipment	1,424	1,453
Less : accumulated depreciation	(458)	(386)

	$966	$1,067

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

There was no capitalized interest for the years ended December 31, 2009 and 2008.

(6)	LAND USE RIGHTS

Land use rights are summarized as follows (in thousands):

	December 31,	December 31,
	2009	2008

Land use right	$315	$315
Less : accumulated amortization	(52)	(43)
	$263	$272

There was no capitalized interest for the years ended December 31, 2009 and 2008.

(7)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables are summarized as follows (in thousands):

	December 31,	December 31,
	2009	2008

Current portion:
Accrued salaries and wages	$165	$120
Accrued expenses	305	4
Advertising subsidies payables	113	419

	$583	$543

Non-current portion:
Advertising subsidies payables	75	-
	$658	$543

(8)	RELATED PARTY TRANSACTIONS

	December 31,
	2009	2008

Amount due from a director:
Mr. Qingqing Wu	$2,428,000	$-

Amount due to a director:
Mr. Qingqing Wu	$30,000	$2,000

Please see Note 2 regarding the amount due from a director.

The amount due to a director is unsecured, interest-free and repayable on demand.

Mr. Qingqing Wu currently has four trademarks registered in his name that were intended to be transferred to Yinglin Jinduren for no consideration prior to the closing of the Exchange Transaction. As such transfers could not be timely effected, Mr. Wu entered into trademark license contracts with Yinglin Jinduren on February 12, 2009, pursuant to which he perpetually granted Yinglin Jinduren the rights to use these trademarks for no consideration. Mr. Wu is also in the process of transferring the trademarks to Yinglin Jinduren for no consideration as originally intended, although such transfers have not been completed. To date, Yinglin Jinduren has not utilized these trademarks, and the Company considers the value of these trademarks to be de minimis.

(9)	SALE OF PREFERRED STOCK, COMMON STOCK AND WARRANTS

On October 27, 2009, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several accredited investors (collectively the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers shares of the Company’s series A convertible preferred stock (the “Preferred Shares”) at $2.86 per share and to issue warrants (the “Warrants”) to purchase shares of the Company’s common stock (the "Preferred Shares Financing"). At the initial closing on October 27, 2009, the Company issued to the Purchasers 1,446,105 Preferred Shares and Warrants to purchase 723,052 shares of common stock for gross proceeds of approximately $4.1 million. At the final closing on November 17, 2009, the Company issued to the Purchasers an additional 1,350,616 Preferred Shares and Warrants to purchase 675,308 shares of common stock for gross proceeds of approximately $3.9 million.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is required to register the common stock underlying the Preferred Shares and Warrants with the SEC for resale by the Purchasers within 30 days after the final closing and to have the registration statement declared effective within 90 days thereafter (or 150 days if the registration statement receives a full review). If the registration statement is not timely filed or declared effective, the Company will be subject to liquidated damages of 1% of the Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods. As discussed further below, the registration statement was filed on December 17, 2009, but has not yet been declared effective.

The designation, rights, preferences and other terms and provisions of the Preferred Shares are set forth in the Certificate of Designation filed with the Nevada Secretary of State on October 23, 2009 (the “Certificate”). The Preferred Shares are convertible into common stock at $2.86 per share (subject to certain adjustments) at any time at the holder’s option, and will automatically convert when the common stock is qualified for listing on either the Nasdaq Capital Market or the NYSE Amex Equities. The Preferred Shares are entitled to participate in any dividends declared and paid on the Company’s common stock on an as-converted basis. Preferred Shares holders are also entitled to notice of any stockholders’ meeting and vote together with common stock holders on an as-converted basis. Additionally, as long as any Preferred Shares are outstanding, the Company cannot, without the affirmative vote of the holders of a majority of the then outstanding Preferred Shares, (a) alter or change adversely the powers, preferences, or rights given to the Preferred Shares or alter or amend the Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5 of the Certificate) senior to or otherwise pari passu with the Preferred Shares, (c) amend its charter documents in any manner that adversely affects any rights of the holders of Preferred Shares, (d) increase the number of authorized shares of Preferred Shares, or (e) enter into any agreement with respect to any of the foregoing.

Each Warrant entitles its holder to purchase one share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. The Company is also entitled to redeem the Warrants for the then applicable exercise price (currently $3.43) if the volume-weighted average price of the common stock for 20 consecutive days exceeds 200% of the then applicable exercise price.

The conversion price of the Preferred Shares and the exercise price of the Warrants are subject to anti-dilution adjustments in the event that the Company issues additional equity, equity linked securities or securities convertible into common stock at a purchase price less than the then applicable conversion or exercise price (other than shares issued to the Company’s officers, directors, employees or consultants pursuant to any stock or option plan duly adopted by a majority of the Company’s non-employee directors, or issued upon the conversion or exercise of any securities outstanding as of the closing date of the Preferred Shares Financing, or for acquisitions or strategic transactions approved by a majority of the Company’s directors). The conversion and exercises prices are also subject to customary adjustments for stock dividends, stock splits, reverse stock splits or other similar transactions.

In connection with the Purchase Agreement, certain of the Company’s shareholders entered into a lock-up agreement (the “Lock-up Agreement”) whereby they agreed not to offer, sell, or other dispose of (a) 50% of their common stock holdings for nine months from the initial closing of the Preferred Shares Financing, and (b) the remaining 50% of their common stock holdings for twelve months from the initial closing.

In connection with the Preferred Shares Financing, the Company agreed to place $150,000 of the gross proceeds from the Financing and Warrants to purchase up to 300,000 shares of common stock in an escrow account to be expended for investor relations, pursuant to the terms of an escrow agreement (the “Escrow Agreement”).

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Gilford Securities, Incorporated acted as the placement agent in connection with the Preferred Shares Financing (the “Placement Agent”).

On December 1, 2009, the Company entered into a second securities purchase agreement (the “Second Purchase Agreement”) with several accredited investors, including some of the Purchasers (the “Common Shares Purchasers”) pursuant to which the Company issued to the Common Shares Purchasers 653,534 shares of common stock at $2.86 per share and warrants to purchase 326,767 shares of common stock, for gross proceeds of approximately $1.87 million (the "Common Shares Financing").  The terms of the warrants issued in connection with the Second Purchase Agreement are identical to the Warrants issued in connection with the Purchase Agreement.

The Company is required to include the shares of common stock issued in the Common Shares Financing (as well as the shares underlying the Warrants issued) in the registration statement that it is obligated to file to register the common stock underlying the Preferred Shares and Warrants issued in the Preferred Shares Financing. The registration statement was required to be filed on or before December 17, 2009, and must be declared effective within 90 days thereafter (or 150 days if the registration statement receives a full review). If the registration statement is not timely filed or declared effective, the Company will be subject to liquidated damages of 1% of the Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods, a maximum amount of approximately $987,000. The registration statement was filed on December 17, 2009, but has not yet been declared effective. Because the Company does not expect that the registration statement will become effective by the required date of May 16, 2010, the Company has accrued $300,000 at December 31, 2009 for estimated liquidated damages it expects to be required to pay to the Purchasers.

Because the Warrants contain provisions that would reduce their exercise price in the event that the Company issues additional equity, equity linked securities or securities convertible into common stock at a purchase price less than the then applicable conversion or exercise price, and because the Warrants are denominated in a currency that is different from the Company’s functional currency, they have been accounted for as derivative instrument liabilities (see Note 10).

The Preferred Shares are not subject to redemption (except on liquidation), are entitled to participate in any dividends declared and paid on the Company’s common stock on an as-converted basis, and the holders of the Preferred Shares are entitled to vote together with common stock holders on an as-converted basis. The Preferred Shares, excluding the embedded conversion option, are considered to be an equity instrument and accordingly, the embedded conversion option has not been separated and accounted for as a derivative instrument liability. However, the Company has recognized a beneficial conversion feature related to the Preferred Shares, to the extent that the conversion feature, based on the proceeds allocated to the Preferred Shares, was in-the-money at the time they were issued. After allocating part of the proceeds received to the fair value of the Warrants (see Note 10), the remaining proceeds were allocated to the Preferred Shares. The beneficial conversion feature recognized was limited to the proceeds allocated to the Preferred Shares and amounted to approximately $1.973 million and $2.030 million related to the initial closing and the final closing of the Preferred Shares Financing, respectively. Because the Preferred Shares do not have a stated redemption date and may be converted by the holder at any time, the discount recognized by the allocation of proceeds to the beneficial conversion feature has been immediately amortized through retained earnings as a deemed dividend to the holders of the Preferred Shares.

(10)	DERIVATIVE FINANCIAL INSTRUMENTS

As described in Note 9, on October 27, November 17 and December 1, 2009, respectively, the Company issued 723,052, 675,308 and 326,767 Warrants, respectively. Each Warrant entitles its holder to purchase one share of common stock of the Company at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. The Company is entitled to redeem the Warrants for the then applicable exercise price (currently $3.43) if the volume-weighted average price of our common stock for 20 consecutive days exceeds 200% of the then applicable exercise price.

The Company uses a binomial option pricing model to value these Warrants. In valuing the Warrants at the time they were issued and at December 31, 2009, the Company used the market price of its common stock on the date of valuation, an expected dividend yield of 0% and the remaining period to the expiration date of the Warrants. All Warrants can be exercised by the holder at any time.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Because of the limited historical trading period of the Company’s common stock, the expected volatility of its common stock over the remaining life of the Warrants, which has been estimated at 85%, is based on a review of the volatility of entities considered by management as comparable. The risk-free rates of return used ranged from 1.14% to 1.66%, based on constant maturity rates published by the U.S. Federal Reserve, applicable to the remaining life of the Warrants.

At December 31, 2009, the following derivative liabilities related to common stock warrants were outstanding:

Issue Date	Expiration Date	# of Warrants	Exercise Price Per Share	Value – Issue Date	Value - December 31, 2009

October 27, 2009	October 27, 2012	723,052	$3.43	$2,163,116	$1,538,959

November 17 2009	November 17, 2012	675,308	3.43	1,832,410	1,440,952

December 1, 2009	December 1, 2012	326,767	3.43	697,580	704,510

		1,725,127		$4,693,106	$3,684,421

During the quarter ended December 31, 2009, the Company recognized income of $1,008,685 related to the change in the fair value of these derivative instrument liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s derivative financial instruments which are required to be measured at fair value on a recurring basis are measured at fair value using Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following represents a reconciliation of the changes in fair value of financial instruments measured at fair value using Level 3 inputs during the year ended December 31, 2009:

Warrants

Balance – December 31, 2008	$-

Issuances
October 27, 2009	2,163,116
November 17, 2009	1,832,410
December 1, 2009	697,580

Fair value adjustments	(1,008,685)

Balance – December 31, 2009	$3,684,421

Estimating the fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, valuation techniques are sensitive to changes in the trading market price of our common stock, which may exhibit significant volatility. Because derivative financial instruments are initially and subsequently carried at fair values, our income will reflect the volatility in these estimate and assumption changes.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(11)	SHORT-TERM BORROWINGS

The carrying amounts of the Company’s borrowings are as follows (in thousands):

	December 31 ,2009		December 31 ,2008
	Amount	Interest Rate	Amount	Interest Rate

Bank loan	$734	7.700%	$587	9.320%

As of December 31, 2009, the short-term borrowings were secured by a personal guarantee granted by Mr. Qingqing Wu, a director of the Company.

(12)	COMMON STOCK

The Company is authorized to issue 100,000,000 shares of common stock, $0.00001 par value.  As described in Note 1, the Company had 1,454,421 common shares outstanding prior to the Share Exchange with PXPF, and issued 14,560,000 common shares to the shareholders of PXPF in connection with the Share Exchange.  For accounting purposes, the shares issued to the shareholders of PXPF are assumed to have been outstanding on January 1, 2008 and the 1,454,421 shares held by the existing shareholders of the Company prior to the Share Exchange on February 13, 2009 are assumed to have been issued on that date in exchange for the net assets of the Company.

As described in Note 9, on December 1, 2009, the Company sold 653,534 shares of common stock to certain accredited investors.

At December 31, 2009, 16,667,957 common shares were issued and outstanding.

(13)	PREFERRED STOCK

The Company is authorized to issue 100,000,000 shares of preferred stock, $0.00001 par value, of which 2,800,000 shares have been designated as Series A Convertible Preferred Stock.

As described in Note 9, on October 27 and November 17, 2009, the Company sold 1,446,105 and 1,350,616 shares, respectively, of its Series A Convertible Preferred Stock (the “Preferred Shares”) to certain accredited investors. Each Preferred Share is convertible into one share of common stock, at a conversion price of $2.86 per share (subject to certain adjustments) at any time at the holder’s option, and will automatically convert if the common stock is qualified for listing on either the Nasdaq Capital Market or the NYSE Amex Equities. The designation, rights, preferences and other terms and provisions of the Preferred Shares are set forth in the Certificate of Designation filed with the Nevada Secretary of State on October 23, 2009. The Preferred Shares are entitled to participate in any dividends declared and paid on the common stock on an as-converted basis. Preferred Shares holders are also entitled to notice of any stockholders’ meeting and vote together with common stock holders on an as-converted basis. The Preferred Shares have a liquidation preference of $2.86 per share, plus any accrued but unpaid dividends. At December 31, 2009, 2,796,721 Preferred Shares were outstanding, with an aggregate liquidation preference of $7,998,622.

(14)	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares and participating preferred shares outstanding during the year.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Year Ended December 31,
	2009	2008

Income attributable to common shareholders of the Company	6,442	9,193

Weighted average number of common shares outstanding	15,898,584	14,560,000

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has one category of dilutive potential common shares: the Warrants issued in connection with the Preferred Shares Financing and Common Shares Financing described in Note 9. The Warrants are assumed to have been converted into common shares and the calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s common stock) based on the monetary value of the subscription rights attached to outstanding Warrants.  The Preferred Shares as converted to common stock have been excluded from the diluted earnings per share because to do so would be anti-dilutive. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the Warrants.

	Year Ended December 31,
	2009	2008

Income attributable to common shareholders of the Company	6,442	9,193

Weighted average number of common shares outstanding	15,898,584	14,560,000
Adjustment for:
- Warrants	50,450	-
	15,949,034	14,560,000

(15)	INCOME TAXES

The provisions for income tax expense were as follows (in thousands):

	Year Ended December 31,
	2009	2008

PRC enterprise income tax - current	$4,106	$3,065

The Company is mainly subject to income taxes in the PRC and provision for the PRC corporate income tax was calculated based on the statutory tax rate of 33% on the assessable income arose in or before year 2007. Pursuant to the PRC Enterprise Income Tax Law (the “Income Tax Law”) passed by the Tenth National People’s Congress on 16 March 2007, the PRC income tax rates for domestic and foreign enterprises are unified at 25% effective from January 1, 2008. The enactment of the Income Tax Law is not expected to have any significant financial effect on the amounts accrued in the consolidated balance sheet in respect of taxation payable and deferred taxation.

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

The applicable rate of Hong Kong profits tax for the years ended December 31, 2009 and 2008 was 16.5%. However, no provision for Hong Kong profits tax has been made for the years ended December 31, 2009 and 2008 as the Company did not carry on any business which generates profits chargeable to Hong Kong profits tax.

PXPF is a company incorporated as an international company in the BVI and is fully exempt from Domestic Corporate Tax of the BVI.

As of the balance sheet dates presented, there were no deferred tax assets or liabilities.

	Year Ended December 31,
	2009	2008

Profit before tax	14,912	12,258

Tax calculated at domestic tax rate applicable to profits in the respective countries	3,825	3,065
Tax effect of:
-Expenses not deductible for tax purposes	280	-
	$4,106	$3,065

The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has concluded it has no material liability related to uncertain tax positions or unrecognized tax benefits as of December 31, 2009 and 2008. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009 and 2008, there was no interest and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational or other errors made by the taxpayer or the withholding agent.  The statute of limitations extends to five years under special circumstances. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the income tax returns of the Company’s PRC operating subsidiaries for the years ended December 31, 2007 through 2009 are open to examination by the PRC state and local tax authorities.

(16)	STATUTORY RESERVES

Under PRC regulations, Yinglin Jinduren may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC GAAP.  In addition, it is required to set aside at least 10% of its after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of its registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company but can be used to make up prior year cumulative losses. As of December 31, 2009, the registered capital was RMB 10,000,000 and the statutory reserves have been established sufficiently.

(17)	LEASE COMMITMENTS

The Company leases certain facilities under long-term, non-cancelable leases and year-to-year leases. These leases are accounted for as operating leases. Rent expense amounted to US$66,000 and US$36,000 for the years ended December 31, 2009 and 2008 respectively.

Future minimum payments under long-term, non-cancelable leases as of December 31, 2009 are as follows (in thousands):

Future minimum payments
Year Ending December 31:
2010	$70
2011	70
2012	54
$194

VLOV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

(18)	BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the fashion apparel industry and generates all of its sales in the PRC. The fashion apparel industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Company’s performance.

The Company has distribution agreements with 12 distributors at December 31, 2009. The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s sales:

	Year ended December 31,
	2009	2008
Customers
Customer A	18.97%	25.76%
Customer B	13.54%	12.72%
Customer C	11.20%	10.42%
Customer D	10.87%	15.25%

The accounts receivable concentration of the above customers is comparable to the above sales concentrations.

The Company has the following concentrations of business with each vendor constituting greater than 10% of the Company’s purchases:

	Year ended December 31,
	2009	2008
Vendors
Vendor A	11.50%	38.17%
Vendor B	11.46%	15.31%

The above concentrations make the Company vulnerable to a near-term severe impact should the relationships be terminated.

(19)	BENEFIT PLAN

Pursuant to the relevant regulations of the PRC government, Yinglin Jinduren participates in a local municipal government retirement benefits scheme (the “Scheme”), whereby Yinglin Jinduren is required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. Contributions under the Scheme are charged to the income statement as incurred. Contributions to the Scheme were US$177,000 and US$175,000 for the years ended December 31, 2009 and 2008 respectively.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$1,261.12
Printing and engraving expenses	-
Blue Sky fees and expenses	5,000.00	*
Legal fees and expenses	25,000.00	*
Accounting fees and expenses	15,000.00	*
Miscellaneous	-

Total	$46,261.12

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, we have broad powers to indemnify and insure our directors and officers against liabilities they may incur in their capacities as such. Our bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

•
The Company shall indemnify any of its current and past directors and officers who by reason of being a director or officer, becomes or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Company shall also indemnify any of its current and past directors and officers who by reason of being a director or officer becomes or is threatened to be made a party to any threatened, pending or completed derivative action, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company, and provided further that no indemnity shall be provided if such person is adjudged to be liable for gross negligence or willful misconduct unless the court shall determine that such person is fairly and reasonably entitled to indemnity. Authorization for indemnity by the Company shall be made by a majority of the Company’s directors who are not parties to such action, suit or proceeding, by independent legal counsel selected by one of more of the Company’s directors, or by the Company’s shareholders.

•
The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the Company upon receipt of an undertaking by or on behalf of such person to repay such amount.

•
The Company shall have the power to purchase and maintain insurance on behalf of its current and past directors and officers against any liability assessed against such person in such capacity or arising out such person’s position as a director or officer, whether or not the Company would have the power to indemnify such person against such liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company’s Articles of Incorporation, the Nevada Revised Business Statutes or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of our transactions during the last three years involving sales of our securities that were not registered under the Securities Act of 1933, as amended (the “Act”):

From May 2010 to October 2010, we issued an aggregate of 1,489,656 shares of common stock to certain of the investors in the Preferred Financing, when these investors converted an aggregate of 1,489,656 shares of the Company’s series A convertible preferred stock issued to them in connection with the Preferred Financing, and exercised warrants to purchase 8,250 shares of common stock also issued to them in connection with the Preferred Financing. The shares of common stock were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Act.

On April 16, 2010, we issued common stock purchase warrant to purchase up to 300,000 shares of our common stock to an independent consultant for consultation and advisory services relating to our investor relationship. The warrant is exercisable for a period of four years beginning November 5, 2010, and the exercise price is $3.43 per share, provided that the warrant may be exercised on a “cashless” basis. The warrant was issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Act.

On December 1, 2009, we sold and issued 653,534 shares of common stock (the “Common Shares”) to several accredited investors at $2.86 per share, and issued to these investors Warrants to purchase up to 326,767 shares of common stock for no additional consideration, for gross proceeds of approximately $1.87 million. The Common Shares and Warrants were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Act. We made this determination based on, in part, the representations of these investors which included, in pertinent part, that such investors were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Act, and that such investors were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each such investor understood that the Preferred Shares and Warrants, as well as the shares of common stock from conversion of the Preferred Shares or exercise of the Warrants, may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

In November 2009, we sold and issued an aggregate of 2,796,721 Preferred Shares and issued Warrants to purchase up to 1,398,360 shares of common stock to 57 accredited investors. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million, and the second on November 17, 2009, for gross proceeds of approximately $3.86 million.   The Preferred Shares and Warrants were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Act. We made this determination based on, in part, the representations of these investors which included, in pertinent part, that such investors were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Act, and that such investors were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each investor understood that the Preferred Shares and Warrants, as well as the shares of common stock from conversion of the Preferred Shares or exercise of the Warrants, may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

In 2009 in connection the Bridge Loan Agreement between HK Dong Rong and the Bridge Loan Investors, we issued to the Bridge Loan Investors an aggregate of 174,500 shares of common stock. These common shares were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Act. We made this determination based on, in part, the representations of the Bridge Loan Investors which included, in pertinent part, that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Act, and that they were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each of them understood that these common shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On February 13, 2009, in connection with our Exchange Transaction with PXPF, we issued 14,560,000 shares of our common stock to the BVI Shareholders in exchange for 100% of the capital stock of PXPF. The issuance of the common stock to BVI Shareholders was exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D or S thereof.  We made this determination based on the representations of the shareholders of PXPF which included, in pertinent part, that such shareholders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each member understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

On February 12, 2009, we completed an offering of 514,000 shares of our common stock at a price of $0.10 per share to three purchasers. The total amount received from this offering was $51,400. The issuance of these securities was exempt from registration under Section 4(2) of the Act. The Company made this determination based on the representations of these purchasers, which included, in pertinent part, that such purchasers were either (a) "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Act, or (b) not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Act, and that such purchasers were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each such purchaser understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

On February 13, 2009, we completed an offering of 814,500 shares of our common stock at a price of $0.001 per share to 4 purchasers. The total amount received from this offering was $814.50. The issuance of these securities was exempt from registration under Section 4(2) of the Act. The Company made this determination based on the representations of these purchasers, which included, in pertinent part, that such purchasers were either (a) "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Act, or (b) not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Act, and that such purchasers were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each such purchaser understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

In November 2006, we issued 10,000,000 shares of common stock pursuant to the exemption from registration contained in section 4(2) of the Securities Act. This was accounted for as a sale of common stock.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See “Exhibit Index” below, which follows the signature page to this registration statement.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus file with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shishi, Fujian Province, on March 18, 2011.

VLOV, INC.

By:	/s/ Qingqing Wu
Qingqing Wu Chief Executive Officer (Principal Executive Officer)

By:	/s/ Bennet P. Tchaikovsky
Bennet P. Tchaikovsky Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Qingqing Wu	Chairman of the Board, President,	March 18, 2011
Qingqing Wu	and Chief Executive Officer

/s/ Bennet P. Tchaikovsky	Chief Financial Officer	March 18, 2011
Bennet P. Tchaikovsky

/s/ Jianwei Shen	Director	March 18, 2011
Jianwei Shen

/s/ Yuzhen Wu	Director	March 18, 2011
Yuzhen Wu

/s/ Jianhui Wang	Director	March 18, 2011
Jianhui Wang

/s/ Ying Zhang	Director	March 18, 2011
Ying Zhang

EXHIBIT INDEX

Exhibit Number	Description

2.1	Share Exchange Agreement (1)

3.1	Articles of Incorporation (2)

3.2	Amendment to Articles of Incorporation (for 1-for-100 reverse stock split), filed with the Nevada Secretary of State on January 12, 2009 (10)

3.3	Articles of Merger filed on March 4, 2009 and effective March 20, 2009 (3)

3.4	Certificate of Correction filed on March 6, 2009 (3)

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed with the Nevada Secretary of State on October 23, 2009 (4)

3.6	Bylaws (2)

3.7	Amendment to the Bylaws (1)

4.1	Specimen Common Stock Certificate (2)

4.2	Specimen Series A Convertible Preferred Stock Certificate (4)

4.3	Form of Common Stock Purchase Warrant for the Preferred Shares Financing (4)

4.4	Form of Common Stock Purchase Warrant for the Common Shares Financing (6)

4.5	Form of Common Stock Purchase Warrant issued to American Capital Ventures, Inc. (16)

5.1	Opinion of LKP Global Law, LLP *

10.1	Consulting Services Agreement (1)

10.2	Operating Agreement (1)

10.3	Equity Pledge Agreement (1)

10.4	Option Agreement (1)

10.5	Voting Rights Proxy Agreement (1)

10.6	Share Purchase Binding Letter of Intent with ARC China, Inc. dated September 29, 2009 (5)

10.7	Form of Securities Purchase Agreement for the Preferred Shares Financing (4)

10.8	Form of Escrow Agreement for the Preferred Shares Financing (4)

10.9	Form of Securities Purchase Agreement for the Common Shares Financing (6)

10.10	Supplemental Agreement dated February 18, 2009 (8)

10.11	Form of Director Offer Letter entered into with Ying Zhang and Jianwei Shen (11)

10.12	Bridge Loan and Financing Agreement dated June 11, 2008 (15)

10.13	Trademark License Contract for serial number 3871951 dated February 12, 2009 (12)

10.14	Trademark License Contract for serial number 3884844 dated February 12, 2009 (12)

10.15	Trademark License Contract for serial number 3884845 dated February 12, 2009 (12)

10.16	Trademark License Contract for serial number 4247545 dated February 12, 2009 (12)

10.17	Form of Securities Purchase Agreement dated February 13, 2009 (12)

10.18	Form of Securities Purchase Agreement dated February 12, 2009 (12)

10.19	Loanout Agreement with Worldwide Officers, Inc. dated April 27, 2010 (13)

10.20	Director Offer Letter with Jianhui Wang dated June 1, 2010 (14)

10.21	Regional Distributorship Agreement between Yinglin Jinduren and C-002 of Mingzhu 100 Market dated May 25, 2009 (16)

10.22	Regional Distributorship Agreement between Yinglin Jinduren and Jinyang Commerce Co., Ltd. dated May 25, 2009 (16)

10.23	Regional Distributorship Agreement between Yinglin Jinduren and Jinduren Store, Tianqiao District, Jinan dated May 25, 2009 (16)

10.24	Regional Distributorship Agreement between Yinglin Jinduren and Clothwork Apparel, Wanma Plaza dated May 25, 2009 (16)

14.1	Code of Ethics (7)

21.1	List of Subsidiaries (12)

23.1	Consent of Crowe Horwath LLP *

23.2	Consent of LKP Global Law, LLP (included in Exhibit 5.1)

23.3	Consent of Allbright Law Offices *

99.1	Legal Opinion of Allbright Law Offices (17)

99.2	Legal Opinion of Allbright Law Offices (17)

*	Filed herewith.

(1)	Filed on February 13, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(2)	Filed on February 9, 2007 as an exhibit to our Registration Statement on Form SB-2, and incorporated herein by reference.

(3)	Filed on March 20, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(4)	Filed on October 30, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(5)	Filed on October 5, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(6)	Filed on December 2, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(7)	Filed on March 7, 2008 as an exhibit to our Annual Report on Form 10-K, and incorporated herein by reference.

(8)	Filed on February 20, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(9)	Filed on April 15, 2009, as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(10)	Filed on December 17, 2009, as an exhibit to our Registration Statement on Form S-1, and incorporated herein by reference.

(11)	Filed on March 16, 2010, as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(12)	Filed on April 15, 2010, as an exhibit to our Annual Report on Form 10-K, and incorporated herein by reference.

(13)	Filed on May 3, 2010, as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(14)	Filed on June 3, 2010, as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(15)	Filed on August 27, 2010, as an exhibit to our Amendment to Registration Statement on Form S-1/A, and incorporated herein by reference.

(16)	Filed on October 27, 2010, as an exhibit to our Amendment No. 3 to Registration Statement on Form S-1/A, and incorporated herein by reference.

(17)	Filed on January 28, 2010, as an exhibit to our Amendment No. 5 to Registration Statement on Form S-1/A, and incorporated herein by reference.